08049172

2007 [illegible]

[illegible]

PROCESSED
MAY 1 5 2008
OMSON REUTERS

Received SEC
APR 3 0 2008
Washington, DC 20549

STAPLES

Staples, Inc. invented the office superstore concept in 1986 and today is the world's largest office products company. With 76,000 talented associates, the company is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture and business services. With 2007 sales of $19.4 billion, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 22 countries throughout North and South America, Europe and Asia. Headquartered outside of Boston, Staples operates more than 2,000 office superstores and also serves its customers through mail-order catalogs, e-commerce and contract businesses. More information is available at www.staples.com.


Revenues ($B)^
$13.0
$14.4
$16.1
$18.2
$19.4
2003
2004
2005
2006
2007


Revenue Mix
12%
13%
13%
13%
14%
29%
29%
31%
33%
34%
59%
58%
56%
54%
52%
2003
2004
2005
2006
2007
North American Retail
North American Delivery
International


Diluted Earnings Per Share*#
$0.75
$0.87
$1.04
$1.28
$1.42
2003
2004
2005
2006
2007


Cash Flow Generation ($M)*
Operating Cash Flow
$1,020
$1,138
$1,199
$1,151
$1,361
$278
$335
$456
$528
$470
$742
$803
$743
$623
$891
2003
2004
2005
2006
2007
Free Cash Flow
Capital Expenditures


Operating Income ($M) & Operating Margin %^*#
6.9%
7.3%
7.7%
8.1%
8.2%
$896
$1,057
$1,234
$1,474
$1,586
2003
2004
2005
2006
2007
Operating Income
Operating Margin %


Stores Open at Fiscal Year End
1,559
1,680
1,780
1,884
2,038
2003
2004
2005
2006
2007

^ To comply with EITF 03-10, 2003 sales and operating margin % have been reclassified.

* 2004 and 2005 data has been restated to reflect the impact of stock compensation expense under SFAS No. 123R.

2003 excludes a $98.0 million ($0.09 per share) noncash charge related to the adoption of EITF 02-16. 2006 excludes a $10.8 million ($0.01 per share) charge related to the correction of prior years' stock-based compensation. 2007 excludes a $38.0 million ($0.04 per share) charge related to the settlement of California wage and hour class action litigation. For diluted earnings per share, 2006 also excludes a $33.3 million ($0.05 per share) benefit related to favorable tax events. Staples adjusts its operating results for such matters to provide a more meaningful measure of our normalized operating performance and to assist with comparing prior periods and recognizing trends. 2007 operating margin % was 8.0% on a GAAP basis.

In 2006, Staples benefited from a 53rd week in the fiscal year.

Please see the "Financial Measures & Other Data" section of the Investor Information portion of www.staples.com for further information.

Received SEC

APR 3 0 2008

Washington, DC 20549

Fellow Shareholders:

Staples achieved solid financial results in 2007, making progress on key objectives, investing for growth and providing our customers with great service. We reached an important milestone with the opening of our 2000th store, and expanded our global footprint by entering India. Staples ended the year serving customers and businesses in 22 countries throughout North and South America, Europe, and Asia.

During 2007, after adjusting for the 53rd week in 2006 and one time items, Staples drove sales growth of 9% to $19.4 billion and increased earnings per share by 15% to $1.42. We generated record free cash flow of more than $890 million, after investing $470 million in capital, and returned cash to our shareholders through our dividend and share repurchase program. During 2007, we bought back about 32 million shares of Staples stock for $750 million, and we recently announced a $0.33 per share annual cash dividend for 2008, a 14% increase compared to the $0.29 per share dividend we paid in 2007.

Although the retail environment in North America was weaker than we anticipated, the North American Retail team did a good job controlling expenses to maintain strong margins despite negative comps. We drove industry leading performance in our North American Delivery business, and strengthened our foundation for long term profitable growth in our International business.

While the weakness in the U.S. economy has presented us with challenges, we continue to press our advantage relying on our strengths: great people, a solid balance sheet, and sound strategies. We have taken this opportunity to work on the things that we can control, while remaining focused on our customers, and the strong pipeline of ideas that will drive future growth in each of our three business units.

North American Retail

Our North American Retail business is the largest and most profitable in our industry, and represented 52% of our sales and 54% of our business unit income for 2007. Excluding the 53rd week in 2006, sales grew 3% to $10.0 billion in 2007, and operating income rate remained strong at 9.5%.

Our real estate strategy continues to be a competitive advantage. We opened 120 stores in 2007, ending the year with 1,738 stores in North America. After successfully entering Chicago in 2005 and South Florida in 2006, Staples entered the Denver market in 2007. At the end of the year we operated 12 stores in Denver, and we are excited about our early success in this market. In 2008 we plan to open approximately 100 new stores in North America. While almost half of our stores feature the easy-to-shop "Dover" format, we will open new stores with formats that are tailored to the unique characteristics of each location. In addition to our 20,000 square foot prototypical "Dover" superstore, we also have a 14,600 square foot format designed for rural markets, and a 10,000 square foot format suited for dense, urban markets.

Our newest store format is a 4,000 square foot stand alone Copy & Print Shop, which provides us with the opportunity to enter high-traffic areas while addressing the fragmented quick-print market opportunity. At the end of 2007 we had three of these stores open in the Boston area and three in Manhattan, in addition to the four we operate in Canada. While these stores are still in the testing phase, we are encouraged by initial results, and plan to open several more during 2008.

Our vision to be the world's best office products company is built on the ability to differentiate ourselves and execute better than the competition. During 2007 we launched a number of new merchandising initiatives to enhance our product and service offering, while remaining focused on consistent execution. Successful initiatives include our relationship with Dell, making Staples the exclusive supplier of Dell products in the office superstore channel, "Business Cards in Minutes", which made Staples the first national retailer to offer a way to get business cards within minutes of being designed, as well as "Security by Staples", a cross category initiative to help customers protect themselves from increasing information security threats. We also saw rapid growth in our high margin in-store copy and print business and EasyTech service, which makes it easy for customers to get support with their hardware and software installation, data protection, security and other technology needs.

We continue to differentiate our stores with own brand products. Our own brand offering includes Staples, Quill, and other proprietary branded products which represented approximately 22% of our total sales in 2007. Our strategy for own brand focuses on offering national brand quality at lower prices, and we have brought to market hundreds of innovative and exclusive products. Examples of successful own brand expansion during 2007 include "M by Staples", a high quality brand extension that offers products aimed at customers who want distinctive value, the "Better Binder", a uniquely durable binder, which significantly improved sales in the binder category, as well as continued innovation in our shredder category.

2007 was a challenging year for North American Retail. In light of the tough macroeconomic environment we remained focused on making it easy for our customers. We will continue to focus on customer service and consistent execution as we invest in new growth ideas to gain market share and differentiate our offering.

North American Delivery

Our North American Delivery business continued its strong performance in 2007 and represented 34% of our sales and 40% of our business unit income during the year. Excluding the 53rd week in 2006, sales grew 14% to $6.6 billion and operating income rate expanded to 10.8%. We remain one of the largest internet retailers in the world, recording $5.0 billion of our North American Delivery sales online.

Our strategy in North American Delivery focuses on acquiring new customers, retaining our existing customers, and increasing our "share of wallet". Each of our three delivery businesses, Contract, Quill, and Staples Business Delivery, drove record sales and strong profits in 2007.

Investing in sales force productivity and enhanced web offerings once again helped us to continue attracting new customers. We take pride in the differentiated sales model that we use in our Contract business. This model involves separating the business acquisition process from the relationship management and category expansion process. We created this approach to acquiring new customers many years ago, and continue to refine it, driving industry leading profitability in both Fortune 1000 and mid-market customers.

Customer retention requires great service, and in 2007 we opened new fulfillment centers in Denver and Nova Scotia to support rapid growth while improving our service metrics in our North American Delivery businesses. J.D. Power and Associates recognized our commitment to customers by certifying all three of our delivery businesses for outstanding customer service.

Increasing our "share of wallet" by selling new products to existing customers has been another key driver of our success in North American Delivery. Responding to customer demand, we expanded into product categories like cleaning and break room supplies, mail and ship supplies, copy and print and technology services driving both the top- and bottom-line in 2007. Additionally, our acquisition of American Identity provided our delivery business with the ability to bring greater value to our customers by offering promotional products.

As we enter 2008, we are confident in our ability to sustain solid growth and drive service improvements in North American Delivery.

International Operations

We are very encouraged by the strong performance our International business delivered in 2007. This segment includes 300 stores as well as catalog and internet operations in 20 countries throughout Europe, Asia and South America. Our International operations represent 14% of our sales and 6% of our business unit income, and we continue to build a strong foundation for growth and profit improvement. Excluding the 53rd week in 2006, International sales grew 18% to $2.7 billion and operating income rate expanded to 3.6%. Our continued efforts to build a sustainable, high margin global business are paying off, and we are confident in the prospects for growth in our International business over the next several years.

Our European Retail business is a key driver of the recent success we have seen in our International business. In 2007 we drove positive same store sales and significant operating margin improvement by focusing on store execution, improved advertising and direct mail campaigns, better buying, increasing own brand penetration and improving the efficiency of our distribution operations.

The strong performance of our European Catalog business also contributed to the success of our International business. Similar to European Retail, our investments in distribution and supply chain in European Catalog are paying off. Our continued focus on execution increased customer satisfaction, improved the perfect order metric, and drove higher web penetration during 2007.

We are also making great progress in our international businesses outside of Europe, and were particularly pleased with developments in China and India during 2007.

China continued its strong top-line growth, doubling sales in 2007 to more than $200 million. While the majority of growth was driven by the delivery business in Beijing, Shanghai and Shenzhen, we expanded our retail presence with the acquisition of Pei Pei, the largest office products retailer in the Jiangsu province, and also opened the first two Staples UPS Express stores which combine office supplies and document processing services from Staples with packaging and international shipping services from UPS. Staples ended the year with 32 stores in China.

We also announced a joint venture with Future Group, establishing a platform for Staples to enter the $10 billion office products market in India. In addition to providing delivery services, we licensed our brand to Pantaloon Retail which operates retail stores in India.

We are pleased with the improvements achieved in our International segment during the year, and remain focused on margin improvement in Europe and rapid growth in Asia and South America.

I am proud of our team for delivering solid results while operating in a tough environment. The ability to offset unexpected challenges, while growing the top-line and expanding margins, reflects the strength of Staples' portfolio of businesses.

Our business remains fundamentally strong and we are improving our offering in North American Retail, continuing to grow our business in North American Delivery and building a foundation for long term growth in International. We are driving profitable sales growth across each of our business units, while investing in projects and people to continue enhancing the customer experience.

In addition to the strong operational performance, I am also proud of our commitment to corporate responsibility. Staples Soul has become part of our culture and recognizes the close connection between our financial success and the desire to make a positive impact on our associates, our customers, our communities, our shareholders and the planet by building awareness of diversity, the environment, community, and ethics. To learn more about Staples Soul, I encourage you to explore our latest Corporate Social Responsibility report which is highlighted in this annual report and is available on our website.

Staples EcoEasy also reflects our commitment to corporate responsibility. This new initiative is designed to highlight how we are making it easy for our customers to make a difference for the environment. With more than 3,000 eco-friendly products in stores and online, our successful ink recycling program, and our recently announced technology recycling program, we are making rapid progress with this initiative.

Turning to Staples leadership, I would like to thank Gary Crittenden for his many contributions as a member of Staples' Board of Directors during the last three years. Gary's financial expertise and knowledge of the retail industry added great value during his tenure. I would also like to welcome three new members of our Board of Directors. Justin King, chief executive of J Sainsbury plc, a leading UK food retailer, brings a wealth of retail industry knowledge and international experience. Robert Sulentic, group president at CB Richard Ellis Group, Inc., a global leader in real estate services, adds superior business acumen and commercial real estate knowledge. Carol Meyrowitz, president and chief executive officer at The TJX Companies, Inc., the leading off-price retailer of apparel and home fashions in the U.S. and worldwide, contributes merchandising expertise as well as a strong background in product sourcing.

Most importantly, I'd like to thank our 76,000 dedicated associates around the globe for delivering solid results during a challenging year. Our team remains focused on execution, customer service and improving profitability, moving toward our vision to be the world's best office products company. I would also like to thank our customers, suppliers, and shareholders for their continued support.

Ron Sargent

Ron Sargent
Chairman of the Board and Chief Executive Officer
April 17, 2008

Summary of Staples 2007 Corporate Responsibility Report

Staples Soul moves us to operate our business with integrity and in an environmentally sustainable manner, to support the communities where we live and work, and to reflect the face of our customers and associates through our commitment to diversity.

Corporate responsibility is also steadily moving our business. Staples Soul is helping us:

- **Be an employer and neighbor of choice.**
- **Differentiate our brand.**
- **Grow profitably and responsibly.**

With operations in 22 countries and a workforce of 76,000 associates, we have the power to make progress each day, each quarter and each year. While we do not aspire to change the world, we are strategically making changes to maximize our societal value, minimize our environmental footprint and create long-term financial success as a business.

It is not always easy, particularly in a year such as 2007, when Staples, like many companies, faced financial challenges due to the broader economic downturn. We could have pulled back some of our corporate responsibility efforts in reaction to the difficult economy. However, as you will read in the following pages, through a sustained commitment to corporate responsibility, we continue to create positive social, environmental and financial value for our stakeholders and Staples.

We're proud to report clear advancement in all four of the Staples Soul cornerstones — **ethics, the environment, community and diversity.**

2007 KEY ACCOMPLISHMENTS

BE AN EMPLOYER AND NEIGHBOR OF CHOICE.

- **Building a global culture of integrity.** Expanded the global reach of our ethics program by holding interactive workshops, training and town hall meetings in multiple languages and countries, including Argentina, Brazil, Canada and China.
- **Increasing community giving.** Grew worldwide community giving to more than $16 million, a 27% increase versus last year. Staples Foundation for Learning® (SFFL) donated $3.2 million in grants to nearly 300 educational nonprofit organizations in more than 100 communities throughout North America.
- **Promoting social entrepreneurship.** Through SFFL, brought Ashoka's Youth Venture to Belgium and Canada and deepened program activities in Europe and South America through the creation of more than 1,700 youth-led social ventures, impacting more than 35,000 young people. With this relationship, we enabled associates to become more involved in addressing the needs of their communities and helping local youth join a worldwide movement of change makers.
- **Encouraging parents to talk to their children.** Created an exclusive relationship with Boston Mayor Thomas Menino in support of Read Boston and Early Words, an innovative program that emphasizes talking to young children to foster communication skills, literacy and scholastic success. Through this $550,000 contribution, Staples is helping underserved youth grow their vocabulary through positive interactions with their parents.
- **Enhancing our commitment to diversity.** Launched an Associate Diversity Plan of Action within our sales organization and developed the organizational structure of six regional diversity task forces. Proudly accepted two awards for our commitment to diversity: 25th Top Organization for Multicultural Business Opportunities (DiversityBusiness.com) and A Best Diversity Company (DiversityCareers.com).

- **Creating new business opportunities for diversity suppliers.** Increased spend with diversity suppliers for a total increase of 67% since 2005. Provided training for our diversity suppliers at the third annual Diversity Workshop and Summit, which gives our diversity suppliers direct contact and targeted guidance from Staples' senior leaders.

DIFFERENTIATE OUR BRAND.

- **Taking a stand against corruption.** Kicked off a global anticorruption initiative by creating a new policy and supporting procedures and holding briefings for senior leaders in Asia, Europe and the U.S.
- **Evolving our eco-friendly offering.** Expanded our offering of eco-friendly products in North America to more than 3,000, including nine Staples® brand printing and copy paper products certified by the Forest Stewardship Council (FSC). Improved product labeling at JPG in France to help make it easier for customers to find eco-friendly products. Offering paper products made of bagasse, the agricultural residue from sugar production, to Officenet customers in Argentina.
- **Making responsible copying our standard.** Printing paper certified by the FSC and containing 50% post-consumer recycled content became the standard offering for all black & white high-speed copy jobs in all retail Copy & Print Centers. To save energy, our retail Copy & Print Centers use ENERGY STAR® qualified copiers.
- **Constructing greener buildings.** Built the first LEED certified retail store in Miami, Florida, achieving a LEED Silver certification, and broke ground on a second store in Roslindale, Massachusetts that will also meet LEED Silver standards. We also used more rooftops to harvest solar energy with the installation of eight new solar systems in 2007, for a total of 13 active power-saving renewable energy systems.

GROW PROFITABLY AND RESPONSIBLY.

- **Improving transparency of ethics concerns.** Upgraded the ethics issue management system and related procedures to provide better oversight of the types of ethics concerns that are raised and how they are handled across the company.
- **Transforming the way we manage information risks.** Developed a new global Privacy and Information Management Program to secure customer, associate and business data with the goal of lowering the likelihood of a breach, streamlining our practices and enabling better oversight.
- **Sourcing products ethically.** Conducted more than 375 comprehensive social accountability audits at more than 300 active international factories making Staples® brand products. Increased investment in Staples® brand product quality and safety program, including enhanced testing, inspections, and monitoring.
- **Recycling eWaste.** Launched the first-ever national retail electronics recycling program to create an easy and environmentally responsible solution for customers to recycle their office technology products. We've collected more than 2 million pounds of material since launching the program in May of 2007. Additionally, we recycled more than 24 million ink cartridges in the U.S. in 2007 alone.
- **Controlling costs through energy efficiency.** Reduced our energy use per square foot by more than 10% since 2001. In 2007, saved more that 540,000 gallons of diesel, roughly $1.5 million, due to modifications to our truck fleet in 2006 that limit top speeds. Joined the EPA SmartWay program, pledging to green our freight facility operations and use third-party carriers committed to increasing fuel efficiency.
- **Localizing community support.** Supported 130 grassroots organizations as part of our new U.S.-based market entries. When entering a new market, such as Chicago, South Florida or

Denver, we engage community, business and political leaders to help us create locally aligned community platforms around education and job skills training.

- **Helping associates help others.** Provided associates with opportunities to secure support for charities they are personally involved with through $100,000 in donations. We also provided associates with access to volunteer opportunities with charitable organizations such as Boys & Girls Clubs of America, Ashoka and Earth Force, to enable them to become more involved and invested in the community.
- **Developing leaders with global perspectives.** Hosted the fourth session of our International Management Trainee Program, in which we bring associates from around the world to the home office for 12 weeks of intensive training and an energetic exchange of best practices and innovation.
- **Building capacity.** Mentored diverse suppliers to help build capacity within their organizations, which resulted in impressive sales growth, profitability and job creation, and increased market share.
- **Maximizing diversity of talent.** Increased the number of U.S. minority associates by 7% and women associates by 2% since 2002. Diversity of talent has helped drive some of the company's highest customer satisfaction in the South Florida market.
- **Avoiding hundreds of workplace accidents.** Company-wide safety programs decreased injury costs by 27%, an estimated $7 million, over the last five years.

As you can see, Staples Soul is on a roll. In fact, Staples is now in its fourth year as a member of the Dow Jones Sustainability Index. Moreover, Staples was recently named to Corporate Responsibility Officer (CRO) magazine's list of the "100 Best Corporate Citizens" of 2008 — coming in at number 30. The CRO list ranks the corporate responsibility efforts of large-cap companies from the Russell 1000 index through a scoring methodology based on eight categories: climate change, employee relations, environment, financial, governance, human rights, lobbying and philanthropy.

We are proud of all of our accomplishments, the many steps forward we took and the positive impact we created in 2007. Still, like most companies and communities, and even countries, we have more to do.

As we look ahead, we see great potential for Staples Soul. Corporate responsibility will continue to be an integral component of our business strategies, helping us be an employer and neighbor of choice, differentiate our brand and grow profitably and responsibly. To that end, we share the following goals for the coming year.

ETHICS

- Introduce new tools to help associates recognize potential ethical dilemmas and how to handle them.
- Customize and implement online Code of Ethics training in China, India and Europe.
- Finish implementing our Privacy and Information Management Program worldwide.
- Refine our Anticorruption Program and continue the implementation process.
- Design a measurement strategy to help evaluate the effectiveness and performance of our ethics and compliance program.

ENVIRONMENT

- Move the majority of paper products offered for sale to FSC-certified paper by the end of 2010, based on availability of supply and market conditions.
- Launch new Web site functionality and catalog offerings in 2008 to make it easier for customers to find and shop for eco-friendly products and services.

- Recycle 3.5 million pounds of electronic waste in the U.S. in 2008 through our technology recycling program.
- Complete or start construction on 12 new rooftop solar installations in 2008 in our retail and nonretail locations.

COMMUNITY

- Deepen the impact of Staples' community giving in the countries where we operate.
- Drive associates' understanding and awareness of community relations programs with a special emphasis on global associates.
- Meet or exceed established metrics of success with each nonprofit partner to maximize impact of investment.
- Engage our customer base in Staples-supported community causes and giving.

DIVERSITY

- Spread our culture of inclusion and enhance our commitment to diversity each time we grow through new store openings and acquisitions.
- Create opportunities to increase diversity awareness globally.
- Give qualified diverse office products distributors access to large contracts.
- Track Staples' spending with diverse suppliers and advance the inclusion of diverse suppliers into our sourcing processes by providing access to our supply chain.
- Develop sustainable business processes that comply with the spirit, intent, and guidelines provided by government, local, and national diversity purchasing councils.
- Align diversity of talent with diversity of business to help move from being a multinational corporation to a global company.

WORKPLACE

- Develop a process and/or system to measure the return on investment of our training programs.
- Engage and empower associates to understand and manage their physical, emotional and financial well-being by providing them with tools and resources.

The above information details just a few of our achievements and upcoming endeavors. For more details about our accomplishments and how we plan to get involved, give back and make a difference in the future, please visit www.staples.com/soul.

STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

Notice of Annual Meeting of Stockholders to be Held on June 9, 2008

The Annual Meeting of Stockholders of Staples, Inc. will be held at The Ritz-Carlton, Denver, 1881 Curtis Street, Denver, Colorado, on June 9, 2008 at 3:30 p.m., local time, to consider and act upon the following matters:

(1) To elect twelve members of the Board of Directors to hold office until the next Annual Meeting of Stockholders or until their respective successors have been elected or appointed.

(2) To approve an amendment to Staples' certificate of incorporation deleting Article XII in order to remove provisions that require holders of at least two-thirds of Staples' outstanding voting stock to approve certain significant corporate transactions.

(3) To approve Staples' Executive Officer Incentive Plan for the fiscal years 2008 through 2012.

(4) To approve an amendment to Staples' Amended and Restated 2004 Stock Incentive Plan increasing the total number of shares of common stock authorized for issuance under the plan by 15,100,000 shares, from 62,330,000 shares to 77,430,000 shares.

(5) To ratify the selection by the Audit Committee of Ernst & Young LLP as Staples' independent registered public accounting firm for the current fiscal year.

(6) To act on one shareholder proposal regarding stockholders' ability to call special meetings expected to come before the meeting.

(7) To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on April 14, 2008 will be entitled to notice of and to vote at the meeting or any adjournment thereof. The stock transfer books will remain open.

By Order of the Board of Directors,

Kristin A. Campbell, *Corporate Secretary*

Framingham, Massachusetts
April 28, 2008

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE SUBMIT YOUR PROXY (1) OVER THE INTERNET, (2) BY TELEPHONE OR (3) BY MAIL. FOR SPECIFIC INSTRUCTIONS, PLEASE REFER TO THE QUESTIONS AND ANSWERS BEGINNING ON THE FIRST PAGE OF THE PROXY STATEMENT AND THE INSTRUCTIONS ON THE PROXY CARD RELATING TO THE ANNUAL MEETING.

"STREET NAME" HOLDERS WHO PLAN TO ATTEND THE MEETING WILL NEED TO BRING A COPY OF A BROKERAGE STATEMENT REFLECTING THEIR STOCK OWNERSHIP IN STAPLES, INC. AS OF THE RECORD DATE.

STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

PROXY STATEMENT
For the Annual Meeting of Stockholders on June 9, 2008

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Staples, Inc. ("We," "Staples" or the "Company") for use at the Annual Meeting of Stockholders to be held on June 9, 2008 beginning at 3:30 p.m., local time, at The Ritz-Carlton, Denver, 1881 Curtis Street, Denver, Colorado, and at any adjournment or postponement of that meeting. On or about April 28, 2008, we are either mailing or providing notice and electronic delivery of these proxy materials together with an annual report, consisting of our Annual Report on Form 10-K for the fiscal year ended February 2, 2008 (the "2007 fiscal year") and other information required by the rules of the Securities and Exchange Commission.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Stockholders to Be Held on June 9, 2008

This proxy statement and our 2007 annual report are available for viewing, printing and downloading at *www.proxyvote.com*.

You may request a copy of the materials relating to our Annual Meetings, including the proxy statement and form of proxy for our 2008 Annual Meeting and the 2007 annual report, at *www.proxyvote.com* or by sending an email to our Investor Relations department at *investor@staples.com* or by calling (800) 468-7751.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the matters outlined in the accompanying notice of meeting, including the election of directors, approval of an amendment to our certificate of incorporation deleting Article XII in order to remove supermajority voting provisions, approval of our Executive Officer Incentive Plan, approval of an amendment to our Amended and Restated 2004 Stock Incentive Plan increasing the total number of shares authorized for issuance under the plan, ratification of our independent registered public accounting firm, consideration of one shareholder proposal and consideration of such other business as may properly come before the meeting.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, April 14, 2008, are entitled to receive notice of the Annual Meeting and to vote their shares of our common stock at the meeting, or any postponement or adjournment of the meeting. Holders of shares of our common stock are entitled to one vote per share and all votes will be confidential.

Who can attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold your shares in "street name" (through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership in Staples as of the record date. You may obtain directions to the location of our 2008 Annual Meeting by writing, emailing or calling our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding on the record date will constitute a quorum, permitting business to be conducted at the meeting. As of the record date, 701,702,963 shares of our common stock were outstanding and entitled to vote. Proxies that are received and marked as withholding authority, abstentions, and broker non-votes (where a broker or nominee does not exercise discretionary authority to vote on a matter) will be included in the calculation of the number of shares considered to be represented at the meeting.

How do I vote?

If you received a paper copy of these proxy materials, included with such copy is a proxy card or a voting instruction card for the Annual Meeting. If you received a notice of Internet availability of proxy materials, the notice will contain instructions on how to obtain a paper copy of a proxy card, as well as how to vote over the Internet or by telephone.

If you complete, sign and return your proxy card, it will be voted as you direct. If no choice is specified on a signed proxy card, the persons named as proxies will vote (1) for the election of all director nominees (and any substitute nominees selected by our Board of Directors if any present nominees should withdraw) and for Proposals 2, 3, 4 and 5, (2) against the shareholder proposal and (3) in the discretion of the persons named as proxies as to all other matters which may be properly presented at the Annual Meeting.

If the shares you own are held in "street name" by a bank, broker or other nominee, that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares. Under applicable stock exchange rules, if you do not give instructions to your bank, broker or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of non-discretionary items, the shares that do not receive voting instructions will be treated as "broker non-votes."

If you are a stockholder as of the record date and attend the meeting, you may personally deliver your completed proxy card or vote in person at the meeting.

Can I submit a proxy over the Internet or by telephone?

If you are a registered stockholder (where you hold your stock in your own name), you may submit a proxy over the Internet by following the instructions at *www.proxyvote.com* or by telephone by calling (800) 690-6903. Proxy submissions over the Internet or by telephone are valid under Delaware law. If your shares are held in "street name," you will need to contact your bank, broker or other nominee to determine whether you will be able to submit a proxy over the Internet or by telephone.

Can I change my proxy after I return my proxy card?

Yes. Any proxy may be revoked by a stockholder at any time before it is exercised at the Annual Meeting by delivering to our Corporate Secretary a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting.

What is the vote required to approve each matter?

Election of Directors. A nominee will be elected as a director at the Annual Meeting if the votes cast "for" such nominee exceed the votes cast "against" such nominee.

Amendment to Certificate of Incorporation. The affirmative vote of the holders of shares of our common stock representing two-thirds of the outstanding shares of our common stock entitled to vote on the matter is required for the approval of the amendment to our certificate of incorporation deleting Article XII in order to remove supermajority voting provisions.

Executive Officer Incentive Plan. The affirmative vote of the holders of shares of our common stock representing a majority of the shares of our common stock voting on the matter is required for the approval of our Executive Officer Incentive Plan for the fiscal years 2008 through 2012.

Amendment to Stock Incentive Plan. The affirmative vote of the holders of shares of our common stock representing a majority of the shares of our common stock voting on the matter is required for the approval of the amendment to our Amended and Restated 2004 Stock Incentive Plan increasing the total number of shares authorized for issuance under the plan by 15,100,000 shares, from 62,330,000 shares to 77,430,000 shares.

Independent Registered Public Accounting Firm. The affirmative vote of the holders of shares of our common stock representing a majority of the shares of our common stock voting on the matter is required for the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year.

Shareholder Proposal. The affirmative vote of the holders of shares of our common stock representing a majority of the shares of our common stock voting on the matter is required for the approval of the non-binding shareholder proposal described in this proxy statement. Because the shareholder proposal presents a non-binding resolution, we will not be required to take the requested action if the proposal is approved, although we will reevaluate our recommendation concerning the proposal if it is approved.

A properly executed proxy marked "abstain" with respect to the election of a director, and any broker non-votes, will not be counted as votes "for" or "against" the election of the director, although they will be counted for purposes of determining whether there is a quorum. A properly executed proxy marked "abstain" with respect to the other matters listed above, and any broker non-votes, will not be counted as votes cast on such matter, although they will be counted for purposes of determining whether there is a quorum. With respect to the proposed amendment to our certificate of incorporation, an abstention is not an affirmative vote and will have the same effect as a vote "against" such matter.

Are there other matters to be voted on at the meeting?

As of the date of this proxy statement, our Board of Directors does not know of any other matters which may come before the meeting, other than the matters described in this proxy statement. Should any other matter requiring a vote of our stockholders arise and be properly presented at the Annual Meeting, the proxy for the Annual Meeting confers upon the persons named in the proxy and designated to vote the shares discretionary authority to vote, or otherwise act, with respect to any such matter in accordance with their best judgment.

Our Board of Directors encourages stockholders to attend the Annual Meeting. Whether or not you plan to attend, you are urged to submit your proxy. Prompt response will greatly facilitate arrangements for the meeting and your cooperation will be appreciated. Stockholders who attend the Annual Meeting may vote their stock personally even though they have sent in their proxies.

Solicitation

All costs of soliciting proxies will be borne by Staples. We have engaged Broadridge Investor Communication Solutions to serve as the independent inspector of elections and to assist us with planning and organizational matters, along with certain ministerial services, in connection with the proxy solicitation process at a cost anticipated not to exceed $5,000, plus expenses. In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, electronic communication and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and we will reimburse them for their related out-of-pocket expenses.

Shareholder Proposals

If a stockholder wishes to present a proposal or nominate a director candidate for election at our 2008 Annual Meeting and the proposal or nomination is not intended to be included in our proxy statement for such meeting, the stockholder must have given advance written notice to us by the close of business on April 10, 2008, in accordance with our by-laws. If a stockholder gives notice of such a proposal or nomination after the April 10, 2008 deadline, the stockholder will not be permitted to present the proposal or nomination to the stockholders for a vote at the Annual Meeting. The stockholder's written notice must contain the information specified in our by-laws and be sent to our Corporate Secretary at 500 Staples Drive, Framingham, Massachusetts 01702.

Stockholders who intend to present proposals at our 2009 Annual Meeting and desire to include such proposals in our proxy materials relating to that meeting should contact our Corporate Secretary at 500 Staples Drive, Framingham, Massachusetts 01702. Such proposals must be received at our principal corporate offices in Framingham, Massachusetts at the address set forth in the preceding sentence not later than December 29, 2008 and must be in compliance with applicable laws and Rule 14a-8 under the Securities Exchange Act of 1934 in order to be considered for possible inclusion in the proxy statement and form of proxy for our 2009 Annual Meeting.

If a stockholder wishes to present a proposal or nominate a director candidate for election at our 2009 Annual Meeting and the proposal or nomination is not intended to be included in our proxy statement for such meeting, the stockholder must give advance notice to us in accordance with our by-laws, as further described below. If a stockholder gives notice of such a proposal or nomination after the applicable deadline, the stockholder will not be permitted to present the proposal or nomination to the stockholders for a vote at the meeting. For our 2009 Annual Meeting, our Corporate Secretary generally must receive such a notice at 500 Staples Drive, Framingham, Massachusetts 01702 not less than 90 nor more than 120 days before the first anniversary of our 2008 Annual Meeting; provided, however, that if the date of our 2009 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date, our by-laws provide that notice by the stockholder must be received not more than 120 days before our 2009 Annual Meeting nor less than 90 days before our 2009 Annual Meeting, or if later, the tenth day following the day on which we first publicly announce the date of our 2009 Annual Meeting.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements, annual reports and notices of Internet availability of proxy materials. This means that only one copy of our proxy statement, annual report or notice of Internet availability of proxy materials may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of these documents to you if you write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751. If you want to receive separate copies of the proxy statement, annual report or notice of Internet availability of proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address, email or phone number.

Electronic Delivery of Stockholder Communications

If you received your Annual Meeting materials by mail, we encourage you to conserve natural resources, as well as significantly reduce our printing and mailing costs, by **signing up to receive your stockholder communications via e-mail.** To sign up for electronic delivery, visit *www.proxyvote.com*. Your electronic delivery enrollment will be effective until you cancel it, which you may do at any time by following the procedures described at the website listed above. If you have questions about electronic delivery, please write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

Beneficial Ownership of Common Stock

The following table sets forth the beneficial ownership of our common stock held as of April 14, 2008 (1) by each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock, (2) by each current director and nominee for director, (3) by each of the named executive officers listed in the Summary Compensation Table included elsewhere in this proxy statement, and (4) by all current directors and executive officers as a group:

Name of beneficial owner	Number of shares beneficially owned (1)	Number of shares acquirable within 60 days (2)	Percentage of common stock beneficially owned (3)
5% Stockholders			
FMR LLC	105,023,822 (4)	0	14.97%
82 Devonshire Street			
Boston, MA 02109			
Directors, Nominees for Director and Named Executive Officers			
Basil L. Anderson	178,360 (5)	397,125	*
Arthur M. Blank	182,564	85,500	*
Mary Elizabeth Burton	38,364	175,500	*
Joseph G. Doody	280,356	462,086	*
Justin King	6,414	0	*
John J. Mahoney	237,406	1,122,712	*
Carol Meyrowitz	7,614	0	*
Michael A. Miles, Jr.	386,484	563,962	*
Rowland T. Moriarty	352,787 (6)	153,000	*
Robert C. Nakasone	320,472 (7)	175,500	*
Demos Parneros	297,864 (8)	472,140	*
Ronald L. Sargent	1,737,821 (9)	4,778,437	*
Robert E. Sulentic	6,414	0	*
Martin Trust	625,910 (10)	175,500	*
Vijay Vishwanath	7,014	6,750	*
Paul F. Walsh	140,263 (11)	175,500	*
All current directors and executive officers as a group (18 persons)	4,900,805	8,918,971	1.94%

* Less than 1%

(1) Each person listed has sole investment and/or voting power with respect to the shares indicated, except as otherwise noted. The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership. Amounts do not reflect shares issuable upon the exercise of stock options available on April 14, 2008 or within 60 days thereafter.

(2) Reflects shares issuable upon the exercise of stock options available on April 14, 2008 or within 60 days thereafter.

(3) Number of shares deemed outstanding includes 701,702,963 shares of our common stock outstanding as of April 14, 2008 and any options for shares that are exercisable by such beneficial owner on April 14, 2008 or within 60 days thereafter.

(4) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC ("FMR") and an investment adviser, is the beneficial owner of 102,829,221 shares as a result of acting as investment adviser to various investment companies. The ownership of one investment company, Magellan Fund, with offices at 82 Devonshire Street, Boston, MA 02109, amounted to 48,309,255 shares. Edward C. Johnson 3d ("Johnson"), chairman of FMR, and FMR, through its control of Fidelity, and the Fidelity Funds each has sole power to dispose of the 102,829,221 shares owned by the Fidelity Funds. Members of the Johnson family are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of

the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed to form a controlling group with respect to FMR. Neither FMR nor Johnson has the sole power to vote or direct the voting of the shares owned directly by Fidelity Funds, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. Strategic Advisers, Inc. ("SA"), a wholly-owned subsidiary of FMR and an investment adviser with offices at 82 Devonshire Street, Boston, MA 02109, provides investment advisory services to individuals. As such, FMR's beneficial ownership includes 27,067 shares beneficially owned through SA. Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR and an investment adviser with offices at 53 State Street, Boston, MA 02109, is the beneficial owner of 1,300 shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies owning such shares. Johnson and FMR, through its control of PGALLC, each has sole dispositive power over 1,300 shares and sole power to vote or to direct the voting of 1,300 shares owned by institutional accounts or funds advised by PGALLC described above. Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR and a bank with offices at 53 State Street, Boston, MA 02109, is the beneficial owner of 1,150,585 shares as a result of its serving as investment manager of institutional accounts owning such shares. Johnson and FMR, through its control of PGATC, each has sole dispositive power over 1,150,585 shares and sole power to vote or to direct the voting of 922,235 shares owned by institutional accounts managed by PGATC described above. Fidelity International Limited ("FIL"), with offices at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution whose chairman is Johnson, is the beneficial owner of 1,015,649 shares. Partnerships controlled predominantly by members of the Johnson family, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR and FIL are of the view that they are separate and independent corporate entities and that their Boards of Directors are generally composed of different individuals. FIL has sole dispositive power over 1,015,649 shares owned by International Fidelity Funds. FIL has sole power to vote or direct the voting of 959,149 shares and no power to vote or direct the voting of 56,500 shares held by International Fidelity Funds. This footnote and related tabular disclosure is based on FMR's Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008.

(5) Includes 12,000 shares owned by Mr. Anderson's wife.

(6) Includes 35,235 shares owned by Dr. Moriarty's children, of which Dr. Moriarty disclaims beneficial ownership, and 82,500 shares owned by Dr. Moriarty's wife.

(7) Includes 229,806 shares owned by NAK Staples GRAT LLC, 37,968 shares owned by Nakasone Capital LLC and 26,483 shares owned by Robert C. Nakasone Trust.

(8) Includes 2,393 shares that may be distributed from a 401(k) plan account.

(9) Includes 8,301 shares owned by Sargent Charitable Fund of which Mr. Sargent disclaims beneficial ownership. Also includes 2,481 shares that may be distributed from a 401(k) plan account.

(10) Includes 142,984 shares owned by M. Trust FL Intangible Tax Trust and 108,433 shares owned by M. Trust 2005 GRAT. Also includes 1,462 shares owned by Trust Family Foundation, 25,624 shares owned by Diane Trust and 36,204 shares owned by 1999 MTDT Descendants' Trust, all of which Mr. Trust disclaims beneficial ownership.

(11) Includes 247 shares held by Paul F. Walsh, IRA and 102,252 shares held by the Walsh Family Trust.

PROPOSAL 1 — ELECTION OF DIRECTORS

The members of our Board of Directors are elected for a term of office to expire at the next Annual Meeting (subject to the election and qualification of their successors or the earlier of their death, resignation or removal). Unless contrary instructions are provided, the persons named as proxies will, upon receipt of a properly executed proxy, vote for the election of Basil L. Anderson, Arthur M. Blank, Mary Elizabeth Burton, Justin King, Carol Meyrowitz, Rowland T. Moriarty, Robert C. Nakasone, Ronald L. Sargent, Robert E. Sulentic, Martin Trust, Vijay Vishwanath and Paul F. Walsh as directors for a term expiring at our 2009 Annual Meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named. Each of the nominees is currently a member of our Board of Directors. All of the nominees have indicated their willingness to serve if elected, but if any should be unable or unwilling to stand for election, proxies may be voted for a substitute nominee designated by our Board of Directors.

Set forth below are the names and certain information with respect to each of the nominees to serve as a director of Staples.

		Served as a Director Since
	**Basil L. Anderson,** age 63 A Vice Chairman of Staples from September 2001 until his retirement in March 2006. Mr. Anderson is also a director of Hasbro, Inc., CRA International, Inc., Becton, Dickinson and Company, and Moody's Corporation.	1997
	**Arthur M. Blank,** age 65 Owner and Chief Executive Officer of the Atlanta Falcons, a National Football League team, since February 2002. Mr. Blank has also been the owner and Chief Executive Officer of the Georgia Force, an Arena Football League team, since August 2004. Mr. Blank has also been Chairman, President and Chief Executive Officer of AMB Group, LLC, a business management company, since February 2001. Mr. Blank is a co-founder of The Home Depot, Inc., a home improvement retailer, and served as its President from 1978 to 1997, its President and Chief Executive Officer from 1997 to 2000, a director from 1978 to 2001, and Co-Chairman of the Board from 2000 until his retirement in May 2001.	2001
	**Mary Elizabeth Burton,** age 56 Ms. Burton served as Interim Chief Executive Officer of Zale Corporation, a specialty jewelry retailer, from January 2006 to July 2006 and as President and Chief Executive Officer from July 2006 to December 2007. Ms. Burton also has been the Chief Executive Officer of BB Capital, Inc., a retail advisory and management services company, since 1992.	1993
	**Justin King,** age 46 Chief Executive Officer and Chairman of the Operating Board of J. Sainsbury plc, a food retailer, since March 2004. Prior to that, Mr. King served as director of the Food business unit at Marks & Spencer plc from March 2001 to March 2004.	September 2007



Carol Meyrowitz, age 54

President and Chief Executive Officer of The TJX Companies, Inc., a retailer of apparel and home fashions. Ms. Meyrowitz has been President of TJX since October 2005, Chief Executive Officer since January 2007 and a director since September 2006. Prior to that, Ms. Meyrowitz was President of The Marmaxx Group, the largest division of TJX, from January 2001 to January 2005, and was employed in an advisory role for TJX and consulted for Berkshire Partners L.L.C., a private equity firm, from January 2005 to October 2005. Ms. Meyrowitz is also a director of Amscan Holdings, Inc.

December 2007



Rowland T. Moriarty, age 61

Chairman of the Board of CRA International, Inc., a worldwide economic and business consulting firm, since May 2002. He has been President and Chief Executive Officer of Cubex Corporation, a privately-held consulting company, since 1992. From 1981 to 1992, Dr. Moriarty was a professor of business administration at Harvard Business School. Dr. Moriarty is also a director of Wright Express Corporation and Virtusa Corporation.

1986



Robert C. Nakasone, age 60

Chief Executive Officer of NAK Enterprises, L.L.C., a family-owned investment and consulting company, since January 2000. Prior to that, Mr. Nakasone served as Chief Executive Officer of Toys "R" Us, Inc., a retail store chain, from 1998 to 1999 and in other positions at the company from 1985 to 1998. Mr. Nakasone is also a director of Hormel Foods Corporation.

1986



Ronald L. Sargent, age 52

Chief Executive Officer of Staples since February 2002 and Chairman of the Board of Directors of Staples since March 2005. Prior to that, Mr. Sargent served in various positions at Staples since joining the company in 1989. Mr. Sargent is also a director of The Kroger Co. and Mattel, Inc.

1999



Robert E. Sulentic, age 51

Group President, Development Services, Asia Pacific, Europe, Middle East and Africa, and a director of CB Richard Ellis Group, Inc., a commercial real estate services company, since December 2006. Mr. Sulentic has also served as the Chief Executive Officer of Trammell Crow Company, a commercial real estate services company, since October 2002 and following its acquisition by CB Richard Ellis Group in December 2006.

September 2007



Martin Trust, age 73

Owner and Chief Executive Officer of Samtex (USA), Inc., a holding company engaged in the production of apparel and textile products, since October 2003. Prior to that, Mr. Trust was Senior Advisor to Limited Brands, a retailer of apparel and personal care products, from August 2001 to October 2003. Mr. Trust is also a director of Virtusa Corporation.

1987



Vijay Vishwanath, age 48
Partner at Bain & Company, a management consulting firm, since 1993. Mr. Vishwanath first joined Bain in 1986 and leads its consumer products practice. Prior to joining Bain, Mr. Vishwanath worked at Procter & Gamble.

March 2007



Paul F. Walsh, age 58
Mr. Walsh served as Chairman and Chief Executive Officer of eFunds Corporation, a transaction processing and risk management company, from September 2002 until eFunds was acquired by Fidelity National Information Services in September 2007. Mr. Walsh also has been the owner and Chief Executive Officer of PFW Management, LLC, a consulting company, since February 2008.

1990

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE NOMINEES AS DIRECTORS.

PROPOSAL 2 — APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION DELETING ARTICLE XII TO REMOVE SUPERMAJORITY VOTING PROVISIONS

Our Board of Directors has determined that it is in the best interests of Staples and our stockholders to remove the "supermajority" voting provisions contained in Staples' Second Restated Certificate of Incorporation relating to certain major corporate transactions and recommends that you vote to approve the proposed amendment eliminating this voting standard.

Article XII of Staples' Second Restated Certificate of Incorporation requires the affirmative vote of the holders of two-thirds of the outstanding voting stock to approve the sale of all or substantially all of our assets, our merger with another entity, and our dissolution. The same vote is required to amend or repeal Article XII or to adopt any provision that is inconsistent with Article XII. The proposed amendment would delete Article XII from Staples' Second Restated Certificate of Incorporation. If the proposed amendment is approved by our stockholders, holders of a simple majority of the outstanding stock of Staples could vote to approve the major corporate transactions listed above.

Our Board recognizes that the sale, merger or dissolution of Staples would constitute an extraordinary transaction that would have a significant impact on all of our stockholders. As with many public companies, the supermajority voting requirements were originally implemented at Staples to protect the interests of our stockholders broadly and to promote direct communication between a potential bidder and our Board in a sale context and thereby enhance our Board's ability to maximize stockholder value in a sale transaction.

While our Board continues to view these factors as important, it also desires to be responsive to evolving standards of corporate governance and to the concerns of our stockholders. In recent years, stockholders of many public companies have requested the elimination of the supermajority voting standard for stockholder actions. In fact, at our 2006 Annual Meeting, a shareholder proposal requesting that we adopt a simple majority vote was supported by approximately 80% of the votes cast on the proposal.

Our Board considered the substantial support received from our stockholders for the non-binding proposal presented at our 2006 Annual Meeting noted above and has carefully re-examined the issues relating to a supermajority voting standard in connection with certain major corporate transactions. Our Board took into account that it would continue to be in a position to review the types of corporate transactions covered by the current supermajority voting standard and thus would continue to have a meaningful role in protecting the interests of our stockholders and maximizing stockholder value in connection with certain major corporate transactions.

Having considered all of these factors, including the potential risks associated with a "simple majority" voting standard, our Board believes that it is appropriate and in the best interests of Staples and our stockholders at this time to eliminate the supermajority voting requirements contained in our Second Restated Certificate of Incorporation.

The proposed amendment to our Second Restated Certificate of Incorporation must be approved by the affirmative vote of two-thirds of the shares of our common stock issued, outstanding and entitled to vote. If our stockholders approve this proposal, the charter amendment will become effective once it is filed with the Delaware Secretary of State, which we intend to do promptly after stockholder approval is obtained.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION DELETING ARTICLE XII TO REMOVE SUPERMAJORITY VOTING PROVISIONS.

PROPOSAL 3 — APPROVAL OF EXECUTIVE OFFICER INCENTIVE PLAN

In March 2008, the Compensation Committee of our Board of Directors adopted, subject to approval of our stockholders, the Executive Officer Incentive Plan for fiscal years 2008 through 2012 (the "Incentive Plan"). The Incentive Plan, which is similar to executive bonus plans that we have adopted in prior years, provides for the payment of annual cash bonus awards to our executive officers based on our performance or the performance of our business units measured against specific performance objectives established for that fiscal year. Our Board believes that the Incentive Plan is in the best interests of Staples and our stockholders because it will focus our executive officers on annual financial and operating results, align the interests of our executive officers with those of our stockholders, and help us to attract and retain talented executive officers.

Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), certain executive compensation in excess of $1 million per year paid to some of our executive officers is generally not deductible for federal income tax purposes unless such compensation is paid under a performance-based plan that is approved by our stockholders and satisfies certain other criteria. Our Board is submitting the Incentive Plan for stockholder approval in order to avail itself of the performance-based compensation exception to the provisions of Section 162(m) of the Code.

Summary of the Incentive Plan

Set forth below is a summary of the principal terms of the Incentive Plan. This summary is qualified in all respects by reference to the full text of the Incentive Plan, which is set forth in Appendix A to this proxy statement.

Term of Plan

The Incentive Plan will cover five fiscal years, beginning with our 2008 fiscal year and ending with our 2012 fiscal year. We refer to each such fiscal year as a "Plan Year."

Administration

The Incentive Plan will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will have broad authority to determine target bonuses, select performance objectives, adopt rules and regulations relating to the Incentive Plan, and make decisions and interpretations regarding the provisions of the Incentive Plan.

Eligibility

Each of our executive officers, within the meaning of the rules and regulations promulgated by the Securities and Exchange Commission, will be eligible to participate in the Incentive Plan. We currently have seven executive officers. An executive officer whose employment terminates before the end of a Plan Year, other than as a result of permanent disability, death or retirement, will not be eligible to receive a bonus award under the Incentive Plan for that Plan Year.

Determination of Bonus Awards

Each executive officer will have a target bonus award (a "Target Award") for each Plan Year. Target Awards will be expressed as a percentage of the actual base salary paid to the executive officer during that Plan Year. The percentages will be determined by the Compensation Committee based upon the executive officer's job level and responsibilities and may vary for different officers and business units.

Within 90 days after the beginning of each Plan Year, the Compensation Committee will establish specific performance objectives for the payment of bonus awards for that Plan Year. The performance objectives for each Plan Year will be based on one or more of the following measures: sales, earnings per share, return on net assets, return on equity and customer service levels. These performance objectives are intended to establish the benchmark of success for Staples. The Compensation Committee may determine that special one-time or extraordinary gains or losses, including without limitation as a result of certain acquisitions or divestitures and changes in accounting principles, should or should not be included in determining whether such performance objectives have been met. In addition, customer service target levels will be based on pre-determined tests of customer service levels, including without limitation scores on blind test ("mystery") shopping, customer comment card statistics, customer relations statistics (e.g., number of customer complaints), delivery response levels or customer satisfaction surveys conducted by a third party.

For each Plan Year, a specified percentage of each Target Award will be based upon each of the performance objectives selected by the Compensation Committee for that Plan Year. For the 2008 Plan Year, the performance objectives are based on earnings per share, return on net assets and customer service goals. For each of the performance objectives, a specified percentage of the portion of the Target Award that is based on that particular performance objective will be paid based on the level of performance achieved. Each performance objective has a threshold performance level that must be achieved for any of the bonus award to be paid for such objective. No bonus will be paid under the Incentive Plan for a Plan Year if the minimum earnings per share goal established for such Plan Year is not achieved, regardless of whether any other performance objective is achieved. If an executive officer dies before the end of a Plan Year, however, a bonus award based on target performance will be paid within 60 days of the executive officer's death.

The maximum bonus award payable to any executive officer for any Plan Year will be $4 million. In addition, the Compensation Committee presently intends to limit bonus awards to 200% of an executive officer's Target Award. Although the total amounts to be paid under the Incentive Plan are not determinable at this time, the table below shows the 2008 fiscal year Target Awards for, and the threshold, target and maximum bonus amounts payable under, the Incentive Plan based on current compensation levels.

2008 FISCAL YEAR EXECUTIVE OFFICER INCENTIVE PLAN BENEFITS

Name and Position	2008 Fiscal Year Target Award (% of 2008 Base Salary)	2008 Fiscal Year Bonus Dollar Value Threshold ($)	Target ($)	Maximum ($)
Named Executive Officers				
Ronald L. Sargent *Chairman & Chief Executive Officer*	125%	139,000	1,390,000	2,780,000
John J. Mahoney *Vice Chairman & Chief Financial Officer*	75%	50,505	505,050	1,010,100
Michael A. Miles, Jr. *President & Chief Operating Officer*	75%	50,505	505,050	1,010,100
Joseph G. Doody *President, North American Delivery*	60%	31,344	313,440	626,880
Demos Parneros *President, U.S. Retail*	60%	31,344	313,440	626,880
All current executive officers, as a group	40% - 125%	329,603	3,296,030	6,592,060
All current directors who are not executive officers, as a group*	—	—	—	—
All current employees who are not executive officers, as a group*	—	—	—	—

* Not eligible to participate in the Executive Officer Incentive Plan.

Amendments and Termination

The Incentive Plan may be amended or terminated by either our Board or the Compensation Committee, provided that (1) no amendment or termination of the Incentive Plan after the end of a Plan Year may adversely affect the rights of executive officers with respect to their bonus awards for that Plan Year and (2) no amendment which would require stockholder approval under Section 162(m) of the Code may be effected without such stockholder approval.

Federal Income Tax Consequences

Payments received by executive officers under the Incentive Plan will be income subject to tax at ordinary income rates when received. Since the Incentive Plan is intended to comply with the requirements of Section 162(m) of the Code, if the Incentive Plan is approved by stockholders at the Annual Meeting, the bonus payments made in accordance with the terms of the Incentive Plan will be deductible for Staples and not subject to disallowance under Section 162(m) of the Code.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF OUR EXECUTIVE OFFICER INCENTIVE PLAN.

PROPOSAL 4 — APPROVAL OF AMENDMENT TO 2004 STOCK INCENTIVE PLAN

In March 2008, upon the recommendation of the Compensation Committee, our Board of Directors adopted an amendment to our Amended and Restated 2004 Stock Incentive Plan (the "Equity Plan") to increase the total number of shares of our common stock authorized for issuance under the Equity Plan by 15,100,000 shares, from 62,330,000 shares to 77,430,000 shares.

As required by the Equity Plan and Nasdaq Stock Market rules, our Board is submitting the Equity Plan amendment for approval by our stockholders, and has specifically conditioned the effectiveness of the amendment on such approval.

The Amendment

The Compensation Committee recommended, and our Board adopted, the amendment because they believe that there may not be enough shares currently available under the Equity Plan to satisfy our equity compensation needs beyond the end of our current fiscal year. As of April 14, 2008, there were 16,099,195 shares of our common stock available for future awards. We anticipate granting between 10.8 million and 13.5 million shares during our 2008 fiscal year under the Equity Plan. Our estimate for 2008 is based in part on the number of equity awards that we have granted under the Equity Plan during the past three fiscal years, which is set forth in the table below.

Awards Under Equity Plan

	2005	2006	2007
Total Shares Awarded	18,107,954	9,830,522	11,550,417
No. of Participants	6,274	6,797	7,593

If the proposed amendment is approved by our stockholders, there would be approximately 31,200,000 shares of our common stock available for future awards under the Equity Plan.

Based on our history of granting equity awards, the anticipated growth in the number of our stock eligible associates, and our intentions for using equity as part of our total compensation program, we anticipate that the amendment to the Equity Plan, if approved by our stockholders, would support our equity program needs through our 2009 fiscal year. This estimate does not reflect the potential impact to our equity program of our proposal to acquire all of the outstanding ordinary shares of Corporate Express, NV, a Dutch office products distributor with operations in North America, Europe, Australia and New Zealand and approximately 18,000 employees. If the amendment is not approved by our stockholders, we will experience a shortfall of shares available for issuance under the Equity Plan that will adversely affect our ability to attract, retain and reward associates who contribute to our long term success.

The Equity Plan

The following summary is qualified in its entirety by reference to the Equity Plan, a copy of which is attached to the electronic copy of this proxy statement filed with the SEC and may be accessed at www.proxyvote.com or the SEC's Internet Web site (www.sec.gov). In addition, a copy of the Equity Plan may be obtained from our Corporate Secretary.

Purpose

The purpose of the Equity Plan is to:

- attract, motivate and retain key employees and consultants capable of contributing to the successful performance of Staples;
- provide an incentive through stock ownership for participants to achieve long-range performance goals and create value for stockholders; and
- enable employees and consultants to participate in our long-term growth.

Types of Awards

The Equity Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards. No more than 50% of the total number of shares of our common stock covered by the Equity Plan may be issued pursuant to awards that are not options or stock appreciation rights. No more than 2,000,000 shares in the aggregate of our common stock available under the Equity Plan may be subject to awards made to non-employee directors of Staples.

Incentive Stock Options and Non-statutory Stock Options. Option recipients receive the right to purchase a specified number of shares of our common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may not be granted at an exercise price less than the fair market value of our common stock on the date of grant. Options may not be granted for a term in excess of ten years. Outstanding options may not be amended to provide an exercise price per share which is lower than the then current exercise price per share of such outstanding options. Our Board may not cancel any outstanding options and grant in substitution for such options new options under the Equity Plan covering the same or a different number of shares of our common stock and having an exercise price per share lower than the then current exercise price per share of the cancelled options. Our Board, however, has the power to amend stock options to convert them into stock appreciation rights and make other amendments to options, provided that the option recipient must consent to such action unless our Board determines that the action would not materially and adversely affect the option recipient.

Restricted Stock and Restricted Stock Unit Awards. Restricted stock awards entitle recipients to acquire shares of our common stock, subject to our right to repurchase all or part of such shares if the conditions specified in the applicable award are not satisfied before the end of the applicable restriction period. Restricted stock unit awards entitle the recipient to receive shares of our common stock to be delivered in the future subject to such terms and conditions on the delivery of the shares as our Board may determine.

Restricted stock and restricted stock unit awards granted under the Equity Plan may vest on the basis of passage of time, achievement of specified performance objectives or a combination of both time and performance. The Compensation Committee may, at the time of grant, make a restricted stock or restricted stock unit award subject to such performance objectives as to qualify it for deduction under Section 162(m) of the Code. The performance objectives for each restricted stock or restricted stock unit award intended to so qualify for purposes of Section 162(m) of the Code will be based on one or more of the following measures: sales, earnings per share, return on net assets, return on equity and customer service levels. The Compensation Committee may determine that special one-time or extraordinary gains or losses should or should not be included in determining whether such performance objectives have been met. In addition, customer service target levels will be based on predetermined tests of customer service levels such as scores on blind test shopping, customer comment card statistics, customer relations statistics and delivery response levels. Currently, our tests of customer service levels consist of customer satisfaction surveys conducted by a third party.

Except as noted below, restricted stock and restricted stock units that (1) vest solely on the basis of passage of time may vest no faster than ratably over three years and (2) vest based on achievement of specified performance objectives may not vest earlier than the first anniversary of the date of grant. These vesting restrictions do not apply to restricted stock and restricted stock unit awards representing up to 5% of the total number of shares of our common stock covered by the Equity Plan (excluding any shares that become available in connection with awards made under our Amended and Restated 1992 Equity Incentive Plan (the "1992 Plan")). In addition, our Board may make exceptions to the vesting limitations described above in the event of the recipient's death, a change in control of Staples or other extraordinary circumstances specified in the Equity Plan.

Other Stock-Based Awards. Under the Equity Plan, our Board has the right to grant other awards of our common stock or awards otherwise based upon our common stock or other property, including without limitation rights to purchase shares of our common stock and stock appreciation rights, having such terms and conditions as our Board may determine.

Eligibility to Receive Awards.

Our associates, officers, directors, consultants, advisors and other service providers are eligible to be granted awards under the Equity Plan. The maximum number of shares with respect to which awards may be granted to any participant under the Equity Plan may not exceed 3,450,000 shares per calendar year.

As of April 14, 2008, 7,735 persons were eligible to receive awards under the Equity Plan, including our 7 executive officers and 11 non-employee directors. The granting of awards under the Equity Plan is discretionary, and we cannot now determine the number or type of awards to be granted in the future to any particular person or group.

On April 14, 2008, the last reported sale price of our common stock on the NASDAQ Global Select Market was $21.75 per share.

Since the Equity Plan was adopted, Staples has granted the following options to the individuals and groups listed below as of April 14, 2008:

Name and Position	Weighted Average Exercise Price	Total Option Shares Granted
Named Executive Officers		
Ronald L. Sargent *Chairman and Chief Executive Officer*	$22.27	2,038,903
John J. Mahoney *Vice Chairman and Chief Financial Officer*	22.83	785,411
Michael A. Miles, Jr. *President and Chief Operating Officer*	22.41	935,411
Joseph G. Doody *President, North American Delivery*	22.97	429,272
Demos Parneros *President, U.S. Retail*	22.97	429,272
Nominees for Director (excluding Named Executive Officers)		
Basil L. Anderson*	23.50	57,199
Arthur M. Blank	22.75	70,699
Mary Elizabeth Burton	22.56	102,199
Justin King	21.99	48,199
Carol Meyrowitz	22.39	43,699

Name and Position	Weighted Average Exercise Price	Total Option Shares Granted
Rowland T. Moriarty	$22.56	102,199
Robert C. Nakasone	22.56	102,199
Robert E. Sulentic	21.99	48,199
Martin Trust	22.56	102,199
Vijay Vishwanath	23.85	52,699
Paul F. Walsh	22.56	102,199
All current directors who are not executive officers, as a group	22.65	831,689
All current executive officers, as a group	22.52	4,758,182
All employees who are not executive officers, as a group	21.34	26,418,447
Associates of current directors, executive officers or nominees for director	0	0

* Mr. Anderson served as Vice Chairman of Staples from September 2001 until his retirement in March 2006. Amounts exclude options granted to Mr. Anderson during his employment by Staples.

Stock Available from 1992 Plan

In addition to the number of shares authorized for issuance under the Equity Plan as noted above, the Equity Plan permits us to issue up to 51,000,000 shares that were originally awarded as options or restricted stock under the 1992 Plan but that have since expired, been terminated, surrendered or canceled without having been fully exercised, or been forfeited in whole or in part. However, shares tendered to Staples under the 1992 Plan to (1) purchase our common stock upon the exercise of any such option or (2) satisfy tax withholding obligations (including shares retained from the option or restricted stock award creating the tax obligation) will not become available for future awards under the Equity Plan. The 51,000,000 shares represent the maximum number of shares that could potentially become available to us from the 1992 Plan. Since the Equity Plan was adopted, approximately 2,400,000 shares have become available to us from the 1992 Plan for issuance under the Equity Plan.

Administration

The Equity Plan is administered by our Board. Our Board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Equity Plan and to interpret the provisions of the Equity Plan. Pursuant to the terms of the Equity Plan, our Board has delegated authority under the Equity Plan to the Compensation Committee of the Board of Directors. Our Board may also delegate authority under the Equity Plan to one or more officers of Staples, except that our Board will fix the terms of the awards to be granted by such officers and the maximum number of shares subject to awards that the officers may grant, and no officer will be authorized to grant awards to himself or herself.

Subject to any applicable delegation by our Board and any applicable limitations contained in the Equity Plan, our Board selects the recipients of awards and determines (1) the number of shares of our common stock covered by options and the dates upon which such options become exercisable, (2) the exercise price of options (which may not be less than 100% of the fair market value of our common stock), (3) the duration of options (which may not exceed 10 years), and (4) the number of shares of our common stock subject to any restricted stock, restricted stock unit or other stock-based awards and the terms and conditions of such awards, including, if applicable, conditions for repurchase, issue price and repurchase price.

We are required to make appropriate adjustments or substitutions in connection with the Equity Plan and any outstanding awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The Equity Plan also contains provisions addressing the consequences of any "reorganization event," which is defined as (1) any merger or consolidation of Staples with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property or (2) any exchange of all of our common stock for cash, securities or other property pursuant to a share exchange transaction.

Except as noted below, if any award expires or is terminated, surrendered, canceled or forfeited, the unused shares of our common stock covered by such award will again be available for grant under the Equity Plan, subject, however, in the case of incentive stock options, to any limitations under the Code. The Equity Plan does not permit the return of shares for reuse pursuant to new awards as a result of shares being tendered to Staples upon the exercise of the award or to satisfy tax withholding obligations (including shares retained from the award creating the tax obligation). In addition, all shares covered by a stock appreciation right, whether or not issued upon exercise of the stock appreciation right, may not be returned to the Equity Plan for re-grant.

Transferability

Awards generally may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the participant, awards generally are exercisable only by the participant. However, our Board may permit or provide in an award for the gratuitous transfer of the award to or for the benefit of certain family members where the sale of the shares covered by the award following the transfer would continue to be eligible for registration by Staples on a Form S-8.

Provisions for Foreign Participants

Our Board may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Equity Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

Termination or Amendment

No award may be made under the Equity Plan after the completion of ten years from the date on which the Equity Plan was approved by our stockholders, but awards previously granted may extend beyond that date. Our Board may at any time amend, suspend or terminate the Equity Plan, except that no amendment requiring stockholder approval under Sections 162(m) or 422 of the Code may become effective unless and until such amendment shall have been approved by our stockholders. In addition, without the approval of our stockholders, no amendment may (1) increase the number of shares authorized under the Equity Plan, (2) materially increase the benefits provided under the Equity Plan, (3) materially expand the class of participants eligible to participate in the Equity Plan, (4) expand the types of awards provided under the Equity Plan or (5) make any other changes which require stockholder approval under the rules of the NASDAQ Stock Market. No award may be made that is conditioned on the approval of our stockholders of any amendment to the Equity Plan.

Federal Income Tax Consequences

The following summarizes the U.S. federal income tax consequences that generally will arise with respect to awards granted under the Equity Plan. This summary is based on the tax laws in effect as of the date of this proxy statement. This summary assumes that all awards granted under the Equity Plan are exempt from, or comply with, the rules under Section 409A of the Code related to nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options. A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by Staples or a 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Nonstatutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Nonstatutory Stock Options. A participant will not have income upon the grant of a nonstatutory stock option. A participant will have compensation income upon the exercise of a nonstatutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock on the date of grant less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year from the vesting date and otherwise will be short-term.

Restricted Stock Units. A participant will have income from a restricted stock unit equal to the difference between the fair market value of the stock on the date of delivery of the stock less the purchase price, if any. A participant is not permitted to make a Section 83(b) election for a restricted stock unit.

Other Stock-Based Awards. The tax consequences associated with other stock-based awards granted under the Equity Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant's holding period and tax basis for the award or underlying common stock.

Tax Consequences to Us. There will be no tax consequences to us except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AMENDMENT TO OUR 2004 STOCK INCENTIVE PLAN.

PROPOSAL 5 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has selected the firm of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year. Ernst & Young LLP has served as our independent auditors since our inception. Although stockholder approval of the Audit Committee's selection of Ernst & Young LLP is not required by law, our Board believes that it is advisable to give stockholders an opportunity to ratify this selection. If this proposal is not approved at the Annual Meeting, the Audit Committee may reconsider its selection.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR.

PROPOSAL 6 — SHAREHOLDER PROPOSAL ON SPECIAL SHAREHOLDER MEETINGS

We have been advised that the following non-binding shareholder proposal will be presented at the Annual Meeting. The proposal will be voted on at the Annual Meeting if the proponent, or a qualified representative, is present at the meeting and submits the proposal for a vote. Following the shareholder proposal is our statement in opposition. We will provide promptly to stockholders the name, address and number of shares of our voting securities held by the proponent upon receiving an oral or written request.

FOR THE REASONS SET FORTH BELOW IN OUR BOARD'S STATEMENT IN OPPOSITION TO THE SHAREHOLDER PROPOSAL, OUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 6.

The text of the shareholder proposal and supporting statement appear below as received by us, and we assume no responsibility for its content or accuracy.

— *Beginning of Shareholder Proposal*

6 — Special Shareholder Meetings

RESOLVED, Shareholders ask our board to take the steps necessary to amend our bylaws and any other appropriate governing documents to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder input on the timing of shareholder meetings is especially important regarding a major acquisition or restructuring — when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic also averaged 56%-support in 2007 — including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Honeywell recently announced that it would adopt this proposal topic.

A similar supporting vote at our company could lead to adoption of this proposal topic. For example following our 79%-support for a shareholder proposal for simple majority voting provisions our management will submit such an amendment for our approval at our 2008 annual meeting.

John Chevedden, Redondo Beach, Calif., said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- We did not have an Independent Chairman — Independence concern.
- Plus our Lead Director, Mr. Blank, had an alarming 46% withheld vote. Mr. Blank's 46% withheld vote was more than 46-times greater than Mr. Vishwanath's withhold vote.
- Mr. Blank also served on our executive pay committee.
- And our executive pay committee was responsible for $13 million in annual CEO pay.
- Plus our CEO served on 2 additional boards — Over commitment concern.
- Mr. Anderson served on 5 boards — Over-commitment concern.

- Ms. Burton was designated as "Accelerated Vesting" director by The Corporate Library (TCL) *http://www.thecorporatelibrary.com*, an independent investment research firm.

Additionally:

- 75% of our nomination committee members had more than 20 years tenure each — Independence and recruitment concern:
  - Mr. Moriarty
  - Mr. Nakasone
  - Mr. Trust
- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings —
Yes on 6

— *End of Shareholder Proposal*

Board's Statement in Opposition

Our Board believes that it is not in the best interests of Staples and our stockholders to permit any holder (or group of holders) of ten percent or more of our common stock to call special stockholder meetings for any reason, at any time and as frequently as it (or they) desire.

Special meetings are costly and can be disruptive. Proxy materials would have to be prepared and sent to each stockholder of record for each special meeting called, requiring Staples to incur significant legal, printing and distribution costs. Preparing for special meetings also requires considerable attention of senior management, diverting them from managing our operations and executing on our business strategy. By allowing any ten percent holder(s) to have an unlimited ability to call special meetings at any time and for any purpose, the shareholder proposal would encourage such stockholders to use the costly mechanism of a special meeting to serve their narrow interests. Frequent stockholder solicitation would require us to incur significant expense without a corresponding benefit to Staples and our stockholders as a whole. This outcome would be contrary to the previously raised concerns of our stockholders that minority stockholders not be empowered at the expense of our stockholder majority, which we have already taken active steps to satisfy.

We currently provide ample opportunity for our stockholders to raise appropriate matters at our Annual Meetings. Stockholders have frequently used our Annual Meetings to communicate their concerns to other stockholders, including through the submission of shareholder proposals. For those extraordinary circumstances where a matter cannot wait until the next Annual Meeting, our by-laws permit the president or our Board to call a special meeting. The current by-law provision is appropriate for a public company of our size because it requires the directors and senior management, rather than a single minority stockholder, to determine, consistent with their fiduciary duties, when it is in the best interests of our stockholders to convene a special meeting. Furthermore, our Board believes that we currently maintain open lines of communications with our stockholders, are committed to adopting and following best practices in corporate governance and have been responsive to stockholder proposals raised at prior Annual Meetings that have received substantial stockholder support.

Our Board believes our current system minimizes the costs associated with holding special meetings and ensures that such meetings are called only when they are in the best interests of Staples and our stockholders as a whole.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL 6.

CORPORATE GOVERNANCE

We have, since our founding, sought to follow best practices in corporate governance in a manner that is in the best interest of our business and stockholders. You can learn more about our current corporate governance principles and review our Corporate Governance Guidelines, committee charters, Corporate Political Contributions Policy Statement and Code of Ethics at *www.staples.com* in the Corporate Governance section of the About Staples webpage. We are in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, Securities and Exchange Commission and NASDAQ Stock Market. We will continue to modify our policies and practices to meet ongoing developments in this area. We have discussed many features of our corporate governance principles in other sections of this proxy statement. Some of the highlights are:

- **Committee Independence.** All members of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are independent directors, and none of such members receives compensation from us other than for service on our Board of Directors or its committees.
- **Annual Election of Directors.** Our directors are elected annually for a term of office to expire at the next Annual Meeting (subject to the election and qualification of their successors).
- **Majority Voting.** Under our by-laws, in uncontested elections, our directors are elected if the votes cast "for" the director's election exceed the votes cast "against" the director's election. If an incumbent director in an uncontested election does not receive the required number of votes "for" his or her election, our Corporate Governance Guidelines provide that such incumbent director must tender his or her resignation from our Board. Our Board will respond to the resignation offer within 90 days following the applicable stockholder vote. Such response may range from accepting the resignation offer, to maintaining such director but addressing what our Board believes to be the underlying cause of the votes against such director, to resolving that such director will not be re-nominated for election in the future, to rejecting the resignation, to such other action that our Board determines to be in the best interests of Staples and our stockholders. Our Board will consider all factors it deems relevant, such as any stated reasons why stockholders voted against such director, any alternatives for curing the underlying cause of the votes against such director, the length of service and qualifications of such director, such director's past and expected future contributions to Staples, our Corporate Governance Guidelines and the overall composition of our Board (including whether accepting the resignation would cause Staples not to satisfy any applicable Securities and Exchange Commission, NASDAQ Stock Market or other legal requirements). We will promptly publicly disclose our Board's decision regarding such director's resignation offer.
- **No Shareholder Rights Plan.** We do not currently have a shareholder rights plan in effect and are not considering adopting one. In response to our stockholders' request, our Board adopted a shareholder rights plan policy under which we will only adopt a shareholder rights plan if the plan has been approved by stockholders either in advance or within 12 months of its adoption by our Board.
- **Lead Director and Required Meetings of Independent Directors.** We have a Lead Director, currently Arthur M. Blank, who is independent and is responsible for (1) assuring that at least two meetings of independent directors are held each year, (2) facilitating communications between other independent directors and the Chairman of the Board and Chief Executive Officer, (3) chairing the annual performance review of our Chief Executive Officer and (4) consulting with the Chairman of the Board and Chief Executive Officer on matters relating to corporate governance and Board performance. The Lead Director is elected by our independent directors, upon the recommendation of the Nominating and Corporate Governance Committee. Our independent directors held separate meetings following each regularly scheduled meeting of our Board during 2007, and we expect they will continue to do so in subsequent years.
- **Audit Committee Policies and Procedures.** Under its charter, the Audit Committee's prior approval is required for all audit services and non-audit services (other than *de minimis* non-audit services as defined by the Sarbanes-Oxley Act) to be provided by our independent registered public accounting firm. In addition, the Audit Committee has caused us to adopt policies prohibiting (1) executive officers from retaining our independent registered public accounting firm to provide personal accounting or tax services and (2) Staples,

without first obtaining the Audit Committee's approval, from filling an officer level position in the finance department with a person who was previously employed by our independent registered public accounting firm.

- **Audit Committee Financial Expert.** Our Board has determined that Messrs. Sulentic and Walsh are audit committee financial experts under the rules of the Securities and Exchange Commission and are independent as defined by the NASDAQ listing standards.
- **Committee Authority.** Each of the Audit, Compensation, Nominating and Corporate Governance, and Finance Committees has the authority to retain independent advisors, with all fees and expenses to be paid by Staples.
- **Stock Ownership Guidelines.** Our stock ownership guidelines require our non-employee directors to own a minimum level of equity in Staples worth at least four times the annual Board cash retainer (currently $75,000), or $300,000. These guidelines also require minimum equity ownership levels for the named executive officers listed in this proxy statement, including our Chief Executive Officer, who must own equity in Staples worth at least five times his annual salary.
- **Political Contributions.** Our Corporate Political Contributions Policy Statement sets forth basic principles that, together with our Code of Ethics and other policies and procedures, guide our approach to corporate political contributions. As indicated in the policy statement, we will make available on our website an annual report of monetary political contributions from corporate funds.

Our Chairman of the Board of Directors and executive officers are elected annually by our Board and serve in such capacities at the discretion of our Board.

During 2007, two directors departed from our Board and three new directors joined our Board. To ensure a continuity of institutional knowledge and to help acclimate our newest directors to our Board processes and culture, our Board requested that Mr. Trust continue to serve as a director for an additional one-year term and waived the retirement age guideline set forth in our Corporate Governance Guidelines for Mr. Trust with respect to such term.

Director Independence

Our Board of Directors, in consultation with our Nominating and Corporate Governance Committee, determines which of our directors are independent. Our Corporate Governance Guidelines provide that directors are "independent" if they (1) meet the definition of "independent director" under the NASDAQ listing standards (subject to any further qualifications required of specific committee members under the NASDAQ listing standards) and (2) in our Board's judgment, do not have a relationship with Staples that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Nominating and Corporate Governance Committee reviews the standards for independence set forth in our Corporate Governance Guidelines periodically and recommends changes as appropriate for consideration and approval by our Board.

In accordance with our Corporate Governance Guidelines, our Board has determined that all of our directors are independent except Mr. Sargent, who is employed as our Chief Executive Officer, and Mr. Anderson, who was employed as our Vice Chairman from September 2001 until his retirement in March 2006. Our independent directors also included Brenda C. Barnes, who departed from our Board in June 2007, and Gary L. Crittenden, who departed from our Board of Directors in September 2007. In determining which of our directors are currently independent, our Board considered all the available relevant facts and circumstances, including the following:

- Neither Staples nor any of our subsidiaries has employed or otherwise compensated the independent directors other than for service on our Board and its committees during the past three years.
- We have not employed or otherwise compensated any family members (within the meaning of the NASDAQ listing standards) of the independent directors during the past three years.
- None of the independent directors or their family members is a partner of our independent registered public accounting firm or was a partner or employee of such firm who worked on our audit during the past three years.
- None of our executive officers is on the compensation committee of the board of directors of a company that has employed any of the independent directors or their family members during the past three years.

- No family relationships exist between any of our directors, nominees for director or executive officers.
- During the past three years, we have had business relationships involving the purchase or sale of products or services or leasing of real property with the following companies at which certain of our independent directors serve, or during 2007 served, as executive officers, partners or directors: AMB Group, LLC; Atlanta Falcons; Bain & Company; Becton, Dickinson and Company; CB Richard Ellis Group, Inc.; Cox Enterprises, Inc.; CRA International, Inc.; eFunds Corporation; Emory University; Georgia Force; J. Sainsbury plc; MarketBridge, Inc.; Moody's Corporation; Rent-A-Center, Inc; The TJX Companies, Inc.; Trammell Crow Company; and Virtusa Corporation. In each instance, the relevant director did not participate in the negotiation of the transaction and the applicable products or services or real property leases were provided on arm's length terms and conditions and in the ordinary course of each company's business. Also, payments for products or services or real property leases made during each of our 2008 (to date), 2007, 2006 and 2005 fiscal years between Staples and each of the relevant companies did not exceed 5% of the recipient's consolidated gross revenues for such year and otherwise were not of an amount or nature to interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Meetings and Committees of our Board

Our Board of Directors held four regularly scheduled meetings during our 2007 fiscal year. The number of meetings held by each of the committees of our Board during our 2007 fiscal year is set forth below. During our 2007 fiscal year, each incumbent director attended all of the Board meetings held while a director and all of the committee meetings held while a member of such committee. Our Corporate Governance Guidelines provide that directors are encouraged to attend the Annual Meeting. Eight directors attended our 2007 Annual Meeting.

Our Board has five standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Finance Committee and the Executive Committee. Each of our Board committees operates under a written charter adopted by our Board, a copy of which is available at *www.staples.com* in the Corporate Governance section of the About Staples webpage.

Committee membership as of April 14, 2008 was as follows:

Audit Committee
Paul F. Walsh, Chairperson
Justin King
Robert Sulentic

Compensation Committee
Martin Trust, Chairperson
Arthur M. Blank
Mary Elizabeth Burton
Carol Meyrowitz

Nominating and Corporate Governance Committee
Robert C. Nakasone, Chairperson
Rowland T. Moriarty
Vijay Vishwanath

Finance Committee
Rowland T. Moriarty, Chairperson
Basil L. Anderson
Paul F. Walsh

Executive Committee
Ronald L. Sargent, Chairperson
Arthur M. Blank
Rowland T. Moriarty
Robert C. Nakasone

Audit Committee

The Audit Committee assists our Board in overseeing our compliance with legal and regulatory requirements, the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit function and our independent registered public accounting firm through receipt and consideration of certain reports from our independent registered public accounting firm. In addition, the Audit Committee discusses our risk management policies and reviews and discusses with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures. The Audit Committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent registered public accounting firm, and our independent registered public accounting firm reports directly to the Audit Committee. The Audit Committee also prepares the Audit Committee Report required under the rules of the Securities and Exchange Commission, which is included elsewhere in this proxy statement. The Audit Committee has established procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for confidential and anonymous submission by our associates of concerns regarding questionable accounting, internal accounting controls or auditing matters. The Audit Committee meets independently with our independent registered public accounting firm, management and our internal auditors. The members of the Audit Committee are independent directors, as defined by its charter and the rules of the Securities and Exchange Commission and NASDAQ Stock Market. The Audit Committee met four times in person and three times by telephone during our 2007 fiscal year.

Compensation Committee

The Compensation Committee's responsibilities include setting the compensation levels of executive officers, including our Chief Executive Officer, reviewing, approving and providing recommendations to our Board regarding compensation programs, administering our equity incentive, stock purchase and other employee benefit plans and authorizing option and restricted stock grants under our stock incentive plans. The members of the Compensation Committee are independent directors, as defined by its charter and the rules of the NASDAQ Stock Market. The Compensation Committee met three times in person during our 2007 fiscal year.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include providing recommendations to our Board regarding nominees for director, membership on our Board committees, and succession matters for our Chief Executive Officer. An additional function of the Nominating and Corporate Governance Committee is to develop and recommend to our Board our Corporate Governance Guidelines and to assist our Board in complying with them. The Nominating and Corporate Governance Committee also oversees the evaluation of our Board and our Chief Executive Officer, reviews and resolves conflict of interest situations, reviews and approves related party transactions and, if necessary, other than with respect to executive officers and directors, grants waivers to our Code of Ethics. The Nominating and Corporate Governance Committee also oversees our political contributions and recommends to our Board any proposed revisions to our Corporate Political Contributions Policy Statement. The members of the Nominating and Corporate Governance Committee are independent directors, as defined by its charter and the rules of the NASDAQ Stock Market. The Nominating and Corporate Governance Committee met four times in person during our 2007 fiscal year.

Finance Committee

The Finance Committee's responsibilities include being available, as needed, to evaluate and consult with and advise our management and our Board with respect to capital structure and capital policies, events and actions that could impact capital structure, payment of dividends, share repurchases, borrowing practices, debt or equity financings, credit arrangements, investments, mergers, acquisitions, joint ventures, divestitures and other similar transactions. The Finance Committee met twice in person and once by telephone during our 2007 fiscal year.

Executive Committee

The Executive Committee is authorized, with certain exceptions, to exercise all of the powers of our Board in the management and affairs of Staples. It is intended that the Executive Committee will take action only when reasonably necessary to expedite our interests between regularly scheduled Board meetings. A quorum can only be established by the presence of both a majority of the members of the Executive Committee and two non-management members of the Executive Committee. The Executive Committee did not meet during our 2007 fiscal year.

Director Candidates

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, engaging a professional recruiting firm to help identify and recruit potential candidates, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board.

In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria set forth in our Corporate Governance Guidelines. These criteria include diversity, age and skills such as understanding of the retail industry, the office products market, finance, accounting, marketing, technology, international business and other knowledge needed on our Board. The principal qualification of a director is the ability to act effectively on behalf of all of our stockholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for any prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a mix of experience, knowledge and abilities that will allow our Board to fulfill its responsibilities.

Justin King and Robert E. Sulentic joined our Board in September 2007 and Carol Meyrowitz joined our Board in December 2007. Each has been nominated for election as a director at our Annual Meeting. Mr. King and Ms. Meyrowitz were identified as potential candidates for our Board by a professional recruiting firm that the Nominating and Corporate Governance Committee has engaged. Mr. Sulentic was identified as a potential candidate for our Board by one of our non-employee directors. Messrs. King and Sulentic were interviewed by each member of the Nominating and Corporate Governance Committee, and Ms. Meyrowitz was interviewed by our Chief Executive Officer and the Chairperson of the Nominating and Corporate Governance Committee. After consideration of their respective backgrounds, the Nominating and Corporate Governance Committee recommended, and our Board approved, the election of Messrs. King and Sulentic and Ms. Meyrowitz to our Board.

Stockholders may recommend an individual to the Nominating and Corporate Governance Committee for consideration as a potential director candidate by submitting the following information: (1) the candidate's name; (2) appropriate biographical information and background materials regarding the candidate; and (3) a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made. Such information should be submitted to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under our by-laws to directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or our Board, by following the relevant procedures summarized in this proxy statement under the caption "Shareholder Proposals."

Communicating with our Board

Our Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairperson of the Board (if an independent director), or the Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee, with the advice and assistance of our General Counsel, is primarily responsible for monitoring communications from stockholders and other interested parties and for providing copies or summaries of such communications to the other directors as he or she considers appropriate.

Under procedures approved by a majority of our independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairperson of the Board (if an independent director), or the Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications. In addition, as provided by our Corporate Governance Guidelines, if a meeting is held between a major stockholder (including institutional investors) and a representative of the independent directors, the Lead Director will serve, subject to availability, as such representative of the independent directors.

Stockholders who wish to send communications on any topic to our Board should address such communications to The Board of Directors, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702.

Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations to our Board with respect to the compensation paid to our non-employee directors ("Outside Directors"). Our Outside Directors are predominantly compensated through stock option and restricted stock awards reflecting the Compensation Committee's philosophy that director pay should be aligned with the interests of our stockholders.

During our 2007 fiscal year, our Outside Directors were compensated as follows. Each Outside Director joining our Board was granted options to purchase 22,500 shares of our common stock. For each regularly scheduled meeting day attended, each Outside Director was granted options to purchase 4,500 shares of our common stock (subject to an annual limit of 22,500 shares) and 600 restricted shares of our common stock (subject to an annual limit of 3,000 shares). Within two business days after our Board's regularly scheduled meeting in December 2007, the Lead Director was granted an additional 1,500 restricted shares of our common stock and each chairperson of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Finance Committee was granted an additional 1,200 restricted shares of our common stock. The stock option grants have an exercise price equal to the fair market value of our common stock on the date of grant and vest ratably on an annual basis over four years. The restricted stock grants cliff vest at the end of three years. Upon a change-in-control of Staples, all outstanding unvested stock options and restricted stock would fully vest. Each Outside Director also received a quarterly payment of $12,500 and was reimbursed for reasonable expenses incurred in attending meetings of our Board. The chairperson of the Audit Committee received an additional quarterly payment of $3,750.

It is the Compensation Committee's goal to maintain a level of Outside Director compensation above the median of companies both within our peer groups as well as similarly-sized companies in general industry. Actual compensation is substantially greater than the median because of the performance of our common stock, which represents a large portion of our Outside Director compensation. Each year, generally at its June meeting, the Compensation Committee reviews an extensive analysis of marketplace practices for outside director pay conducted by management and reviewed by the Compensation Committee's independent advisor. In 2007, this analysis included data from peer company proxy filings, data from Equilar, Inc., an independent provider of executive and board compensation analyses, and published outside director pay studies, including a study conducted by Exequity, the Compensation Committee's independent advisor during most of our 2007 fiscal year. Based on the results of its 2007 annual review, the Compensation Committee recommended, and the Board approved, changes to our Outside Director compensation program. These changes reflect certain market and corporate governance trends applicable to director compensation, including the prevalence of restricted stock awards over stock option awards, the imposition of holding requirements and larger cash retainers. Consistent with recent changes to our equity program for associates, the revised Outside Director compensation program also adopts a value-based approach to equity grants in which a fixed value, rather than a fixed number, of shares are awarded to our Outside Directors. The change to a value-based approach for our overall equity program was made for a variety of reasons, including market trends and the anticipated growing expense of a fixed share program.

Beginning with our 2008 fiscal year, our Outside Directors are compensated as follows. Upon initial election to our Board, each Outside Director is granted shares of restricted stock with a value of $150,000 that cliff-vest after three years and may be sold upon vesting. Within two business days after the Board's first regularly scheduled meeting of each fiscal year, each Outside Director is granted (1) stock options with a value of $112,500 that vest after one year, the underlying shares of which may be sold upon vesting, and (2) shares of restricted stock with a value of $112,500 that vest after one year and may be sold only upon leaving our Board. Within two business days after the Board's regularly scheduled meeting in December, (a) the Lead Director is granted additional shares of restricted stock with a value of $40,000, (b) each chairperson of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is granted additional shares of restricted stock with a value of $32,000 and (c) the chairperson of the Finance Committee is granted additional shares of restricted stock with a value of $8,000, and in each case such shares vest after one year and may be sold only upon leaving our Board. The number of shares of restricted stock is determined by dividing the fixed value by the closing price of our common stock on the date of grant. The number of stock options is determined by dividing the fixed value by the binomial value used by Staples for financial reporting purposes and then dividing that number by the closing price of our common stock on the date of grant. Stock options will have an exercise price equal to the fair market value of our common stock on the date of grant. Upon a change-in-control of Staples or upon a director leaving our Board after reaching the age of 72, all of such director's outstanding unvested stock options and restricted stock would fully vest. Each Outside Director also receives a quarterly payment of $18,750 and will be reimbursed for reasonable expenses incurred in attending meetings of our Board. The chairperson of the Audit Committee will receive an additional quarterly payment of $3,750.

The table below sets forth certain information concerning our 2007 fiscal year compensation of our Outside Directors.

DIRECTOR COMPENSATION FOR 2007 FISCAL YEAR

Name*	Fees earned or paid in cash ($)	Stock Awards ($) (1)(3)	Option Awards ($) (2)(3)	All Other Compensation ($) (4)	Total ($)
Basil L. Anderson	50,000	55,176	123,165	1,044	229,385
Brenda C. Barnes^	25,000	(64,709)	(148,361)	4,002	(184,068)
Arthur M. Blank	50,000	77,119	163,977	2,784	293,880
Mary Elizabeth Burton	50,000	103,443	221,325	4,524	379,292
Gary L. Crittenden^	48,750	(52,980)	(132,378)	3,132	(133,476)
Justin King	25,000	1,841	19,244	0	46,085
Carol Meyrowitz	12,500	0	6,744	0	19,244
Rowland T. Moriarty	50,000	117,738	221,325	4,698	393,761
Robert C. Nakasone	50,000	147,325	221,325	5,481	424,131
Robert E. Sulentic	25,000	1,841	19,244	0	46,085
Martin Trust	50,000	165,483	221,325	6,264	443,072
Vijay Vishwanath	37,500	5,082	50,799	0	93,381
Paul F. Walsh	53,750	142,974	221,325	6,090	424,139

* Excludes Mr. Sargent, who served as our Chief Executive Officer during our 2007 fiscal year and whose compensation is reported in the Summary Compensation Table included in this proxy statement.

^ Ms. Barnes and Mr. Crittenden departed from our Board in June 2007 and September 2007, respectively. Negative amounts listed in the Stock Awards, Option Awards and Total columns represent the reversal of stock compensation expense under FASB 123(R) during our 2007 fiscal year as a result of Ms. Barnes and Mr. Crittenden forfeiting unvested restricted shares and stock options upon their departure from our Board of Directors.

(1) Represents awards of restricted stock that vest in full on the third anniversary of the grant date, provided that the director continues to serve on our Board. The shares of restricted stock awarded to a director who meets the age and length of service requirements under our rule of 65 will fully vest upon

retirement or resignation, should such director leave our Board before the end of the applicable vesting period.

(2) Represents stock option grants that vest ratably on an annual basis over a four-year vesting period, provided that the director continues to serve on our Board. The stock options awarded to a director who meets the age and length of service requirements under our rule of 65 will fully vest upon retirement or resignation, should such director leave our Board before the end of the applicable vesting period. For options granted prior to May 1, 2005, the fair value for these options was estimated as of the date of grant using a Black-Scholes option-pricing model. For stock options granted on or after May 1, 2005, the fair value of each award is estimated as of the date of grant using a binomial valuation model. Additional information regarding the assumptions used to estimate the fair value of all stock option awards is included in Note H to Consolidated Financial Statements contained in our Annual Report on Form 10-K for our 2007 fiscal year.

(3) The amounts shown in the Stock Awards and Option Awards columns represent the accounting expense that we recognized under FASB Statement No. 123(R) during our 2007 fiscal year for awards granted during our 2007 fiscal year and prior years, not the actual amounts paid to or realized by our Outside Directors during our 2007 fiscal year. The FASB 123(R) amount as of the grant date for stock awards and stock options is generally spread over the number of months of service required for the shares subject to the award to vest. The FASB 123(R) amount recorded for our directors' stock and option awards in 2007 reflects the retirement acceleration provisions of FASB 123(R). Under these provisions, the compensation expense associated with individuals who are eligible to retire and receive their awards before the stated vesting dates must be accelerated even if such individuals do not intend to retire. All of our Outside Directors other than Messrs. King, Sulentic and Vishwanath and Ms. Meyrowitz are currently eligible for accelerated vesting of their stock and option awards granted between June 30, 2004 and December 13, 2007 under our rule of 65, which is described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2007 Fiscal Year table elsewhere in this proxy statement. The amount disclosed disregards estimates of forfeitures of awards that are otherwise included in our financial statement reporting for such awards.

(4) Reflects payments of dividend equivalents on restricted stock.

The table below supplements the Director Compensation table above by providing (1) the FASB 123(R) grant date fair value of restricted shares and stock options awarded to our directors during our 2007 fiscal year and (2) the total number of stock options and unvested restricted shares held by our directors as of February 2, 2008, the end of our 2007 fiscal year.

Fair Values and Outstanding Director Awards

Name	Grant Date	Award Type	Number of Shares Awarded in FY 2007	Grant Date Fair Value ($)	Total Options and Unvested Shares as of 2007 FYE
Basil L. Anderson	3/8/2007	RS	600	15,672	
	6/13/2007	RS	600	14,586	
	9/13/2007	RS	600	13,254	
	12/13/2007	RS	600	13,734	5,400
	3/8/2007	OP	4,500	38,970	
	6/13/2007	OP	4,500	34,155	
	9/13/2007	OP	4,500	31,050	
	12/13/2007	OP	4,500	32,175	426,375
Brenda C. Barnes^	NA	RS	NA	NA	0
	NA	OP	NA	NA	0

Name	Grant Date	Award Type	Number of Shares Awarded in FY 2007	Grant Date Fair Value ($)	Total Options and Unvested Shares as of 2007 FYE
Arthur M. Blank	3/8/2007	RS	600	15,672	
	6/13/2007	RS	600	14,586	
	9/13/2007	RS	600	13,254	
	12/13/2007	RS	1,350	30,902	10,950
	3/8/2007	OP	4,500	38,970	
	6/13/2007	OP	4,500	34,155	
	9/13/2007	OP	4,500	31,050	
	12/13/2007	OP	4,500	32,175	117,000
Mary Elizabeth Burton	3/8/2007	RS	600	15,672	
	6/13/2007	RS	600	14,586	
	9/13/2007	RS	600	13,254	
	12/13/2007	RS	600	13,734	16,200
	3/8/2007	OP	4,500	38,970	
	6/13/2007	OP	4,500	34,155	
	9/13/2007	OP	4,500	31,050	
	12/13/2007	OP	4,500	32,175	220,500
Gary L. Crittenden^	NA	RS	NA	NA	0
	NA	OP	NA	NA	0
Justin King	9/13/2007	RS	600	13,254	
	12/13/2007	RS	600	13,734	1,200
	9/13/2007	OP	27,000	186,300	
	12/13/2007	OP	4,500	32,175	31,500
Carol Meyrowitz	12/13/2007	RS	600	13,734	600
	12/13/2007	OP	27,000	193,050	27,000
Rowland T. Moriarty	3/8/2007	RS	600	15,672	
	6/13/2007	RS	600	14,586	
	9/13/2007	RS	600	13,254	
	12/13/2007	RS	1,800	41,202	18,000
	3/8/2007	OP	4,500	38,970	
	6/13/2007	OP	4,500	34,155	
	9/13/2007	OP	4,500	31,050	
	12/13/2007	OP	4,500	32,175	198,000
Robert C. Nakasone	3/8/2007	RS	600	15,672	
	6/13/2007	RS	600	14,586	
	9/13/2007	RS	600	13,254	
	12/13/2007	RS	1,800	41,202	20,100
	3/8/2007	OP	4,500	38,970	
	6/13/2007	OP	4,500	34,155	
	9/13/2007	OP	4,500	31,050	
	12/13/2007	OP	4,500	32,175	231,750
Robert E. Sulentic	9/13/2007	RS	600	13,254	
	12/13/2007	RS	600	13,734	1,200
	9/13/2007	OP	27,000	186,300	
	12/13/2007	OP	4,500	32,175	31,500

Name	Grant Date	Award Type	Number of Shares Awarded in FY 2007	Grant Date Fair Value ($)	Total Options and Unvested Shares as of 2007 FYE
Martin Trust	3/8/2007	RS	600	15,672	
	6/13/2007	RS	600	14,586	
	9/13/2007	RS	600	13,254	
	12/13/2007	RS	1,950	44,636	22,950
	3/8/2007	OP	4,500	38,970	
	6/13/2007	OP	4,500	34,155	
	9/13/2007	OP	4,500	31,050	
	12/13/2007	OP	4,500	32,175	231,750
Vijay Vishwanath	6/13/2007	RS	600	14,586	
	9/13/2007	RS	600	13,254	
	12/13/2007	RS	600	13,734	1,800
	3/29/2007	OP	22,500	193,950	
	6/13/2007	OP	4,500	34,155	
	9/13/2007	OP	4,500	31,050	
	12/13/2007	OP	4,500	32,175	36,000
Paul F. Walsh	3/8/2007	RS	600	15,672	
	6/13/2007	RS	600	14,586	
	9/13/2007	RS	600	13,254	
	12/13/2007	RS	900	20,601	21,300
	3/8/2007	OP	4,500	38,970	
	6/13/2007	OP	4,500	34,155	
	9/13/2007	OP	4,500	31,050	
	12/13/2007	OP	4,500	32,175	231,750

RS = Restricted stock

OP = Stock option

^ Ms. Barnes and Mr. Crittenden departed from our Board of Directors in June 2007 and September 2007, respectively, and forfeited any unvested restricted shares and stock options at such time.

Report of the Audit Committee of the Board of Directors

The Audit Committee of Staples' Board of Directors is composed of three members and acts under a written charter as amended and restated on December 12, 2006, a copy of which is available at our public web site at *www.staples.com* in the Corporate Governance section of the About Staples webpage. The members of the Audit Committee are independent Directors, as defined by its charter and the rules of the Securities and Exchange Commission and NASDAQ Stock Market.

The Audit Committee provides independent, objective oversight of Staples' financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the preparation of Staples' financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements for the 2007 fiscal year, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with Ernst & Young LLP, Staples' independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Staples' accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards 61 (Communication with Audit

Committees), as amended. The independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from management and Staples, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit related services provided to Staples by the independent registered public accounting firm with the independent registered public accounting firm's independence.

The Audit Committee discussed with Staples' internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Staples' internal controls, and the overall quality of Staples' financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to Staples' Board of Directors, and the Board approved, that Staples' audited financial statements be included in Staples' Annual Report on Form 10-K for the year ended February 2, 2008 for filing with the Securities and Exchange Commission.

Audit Committee:

Paul F. Walsh, Chairperson
Justin King
Robert Sulentic

Independent Registered Public Accounting Firm's Fees

In the interest of ensuring our independent registered public accounting firm's independence, we consider it important to maintain a low ratio of their non-audit fees to their audit fees. In our 2007 fiscal year, this ratio was approximately 0.27:1.

Audit Fees

Ernst & Young LLP billed us an aggregate of approximately $4.1 million and $3.4 million in fiscal years 2007 and 2006, respectively, for professional services rendered in connection with our annual audit, the audit of our internal controls over financial reporting, the review of our interim financial statements included in our Form 10-Q, statutory filings, registration statements, accounting consultation and compliance with regulatory requirements.

Audit-Related Fees

Ernst & Young LLP billed us an aggregate of approximately $64,000 and $20,000 in fiscal years 2007 and 2006, respectively, for services related to assistance with internal control reporting, acquisition due diligence and employee benefit plan audits.

Tax Fees

Ernst & Young LLP billed us an aggregate of approximately $1.0 million and $834,000 in fiscal years 2007 and 2006, respectively, for services related to tax compliance, tax planning and tax advice. For fiscal years 2007 and 2006, approximately $362,000 and $333,000, respectively, of these fees related to tax compliance.

All Other Fees

Ernst & Young LLP billed us approximately $5,000 in our 2007 fiscal year for other services related to non-technical training and education courses. Ernst & Young LLP did not bill us in our 2006 fiscal year for services other than those described above.

Pre-Approval Policy and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies provide that we will not engage our independent registered public accounting firm to render audit or non-audit services (other than *de minimus* non-audit services as defined by the Sarbanes-Oxley Act) unless the service is specifically approved in advance by the Audit Committee. All services provided to us by Ernst & Young LLP in each of fiscal years 2007 and 2006 were approved in accordance with these policies.

Certain Relationships and Related Transactions

Our written Code of Ethics sets forth the general principle that our directors, executive officers and other associates should avoid any situation that could be perceived as a conflict of interest, regardless of the dollar amount involved. This principle is also reflected in our written Corporate Governance Guidelines and the written materials that we use to educate associates about our conflict of interest guidelines. In addition, pursuant to its written charter, the Nominating and Corporate Governance Committee of our Board of Directors must review all "related party transactions" (defined as transactions required to be disclosed pursuant to Item 404 of Regulation S-K) on an ongoing basis. If an actual or potential conflict of interest or related party transaction involving one of our executive officers or directors develops for any reason, that individual must immediately report such matter to our General Counsel, who in turn will report such matter to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will review such matter and make its own determination with respect to the matter or, if appropriate under the circumstances, make a recommendation to our Board for determination.

There may be times when a commercial relationship involving our directors, executive officers or their family members is beneficial to us or is not likely to raise material conflict of interest issues. Our Code of Ethics provides the following guidelines for certain types of commercial relationships:

- Executive officers must not work or consult for a company that is one of our vendors or customers, but may serve as a director of such company if (1) such company's annual sales to or purchases from us are less than 5% of such company's annual revenues, (2) the executive officer discloses the directorship to our General Counsel, who in turn obtains the approval of our Chief Executive Officer or, in the case of a management director, the Nominating and Corporate Governance Committee and (3) the executive officer agrees not to participate in or influence any matter affecting the business relationship or transactions between us and such company.
- Executive officers and directors must not purchase or maintain a financial interest in a company that is one of our vendors or customers unless (1) the annual sales to or purchases from us are less than 5% of such company's annual revenues or (2) for a public company, the executive officer's or director's ownership interest is both passive and less than 1% or (3) for a private company, the executive officer's or director's ownership interest is both passive and less than 5% and the interest is approved by our Chief Executive Officer, or if the interest is held by our Chief Executive Officer, Chairperson or directors, by the Nominating and Corporate Governance Committee.
- Directors may work or consult for or serve on the board of a company that is one of our vendors or customers if (1) such company's annual sales to or purchases from us are less than 5% of such company's annual revenues, (2) the director discloses the position to our General Counsel and the Nominating and Corporate Governance Committee and (3) the director agrees not to participate in or influence any matter affecting the business relationship or transactions between us and such company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

The Compensation Committee of our Board of Directors, which is comprised entirely of independent directors, oversees our executive compensation program and determines all compensation for our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers, whom we refer to collectively as the "named executive officers."

Our executive compensation program is designed to meet three principal objectives:

- Attract, retain and reward executive officers who contribute to our long term success;
- Align compensation with short and long term business objectives; and
- Motivate and reward high levels of individual and team performance.

These objectives collectively seek to link compensation to overall company performance, which helps to ensure that the interests of our executives are aligned with the interests of our stockholders. We believe that Staples has successfully achieved these objectives as demonstrated by the fact that the average tenure at Staples of our named executive officers is 13 years and by the below table showing how Staples' compounded annual growth rate in total stockholder return (share price increase plus annual dividends) has exceeded market performance over the past five years.



Total Return to Shareholders (2003 - 2007)
Compounded Annual Growth Rate
CAGR %
20%
15%
10%
5%
0%
16.7%
12.1%
12.0%
Staples
S+P Retail Index
S+P 500 Index

The Compensation Committee's decisions regarding executive compensation during our 2007 fiscal year were based on achieving the above objectives, with an emphasis on:

- our initiatives to increase long term stockholder value by increasing earnings per share, return on net assets, customer service and sales;
- the nature and scope of the named executive officers' responsibilities, taking into account considerations of pay equity among the named executive officers;
- the competitive market for executive talent; and
- success in creating a culture of integrity and compliance with applicable law and our Code of Ethics.

In terms of setting compensation for our 2007 fiscal year, the Compensation Committee set the goals for the February 2007 three year performance share awards in December 2006, established salary levels and the goals for the Executive Officer Incentive Plan in March 2007 and approved the annual equity awards in June 2007. As discussed further under "2007 Retention Award to CEO," the Board, based upon the recommendation of the Compensation Committee, approved a retention award to our Chief Executive Officer in March 2007. With respect to these decisions, the Compensation Committee used several analytic tools and considered multiple viewpoints, including those of an independent compensation consultant, to ensure that its decisions were informed and equitable and that our executive compensation program achieved its objectives.

Based on its assessment of our 2006 fiscal year performance, analysis of data derived from various analytic tools, and consideration of the totality of the advice and information provided to it, the Compensation Committee found that the named executive officers had been appropriately compensated in our 2006 fiscal year and set compensation for our 2007 fiscal year. Some of the Compensation Committee's key findings were:

- Both individually and as a group, the named executive officers had in our 2006 fiscal year effectively helped create long term stockholder value by increasing earnings per share by 27% and achieving return on net assets of 14.3%, exceeding our long term goal;
- Each of the named executive officers had challenging and wide ranging responsibilities commensurate with their overall pay package;
- The salary of the Chief Executive Officer was less than two times the salary of the next highest paid named executive officer, and the total annual targeted direct compensation for the Chief Executive Officer was slightly greater than two times that of the next highest paid named executive officer;
- The market for executive talent continues to tighten and become more competitive, significantly increasing the risk that our named executive officers will be actively recruited by other companies, including our direct competitors, private equity investors and other leading organizations across the retail sector; and
- Staples continued to foster a culture of integrity and commitment to compliance with the law and our Code of Ethics, as evidenced by its continued inclusion in the Dow Jones Sustainability Index.

Throughout this Compensation Discussion and Analysis, we refer to the sum of base salary, performance based annual cash bonuses and long term equity incentives as "total direct compensation" and we refer to the sum of base salary and performance based annual cash bonuses as "total cash compensation."

Pay Mix

The Compensation Committee relies upon its judgment and not upon rigid guidelines or formulas or short term changes in our stock price in determining the amount and mix of compensation elements for each named executive officer. We seek to achieve our executive compensation objectives through the use of five compensation components, which are summarized in the below table.

Compensation Component	Principal Contributions to Compensation Objectives	Highlights
Base salary	• Attracts, retains and rewards talented executives with annual salary that reflects the executive's performance, skill set and value in the marketplace.	• Targeted at median of comparable peer group positions. • Only component of compensation that is guaranteed. • Can be most influenced by individual performance. • Comprises less than 20% of total direct compensation (base salary + target bonus + target equity) for our named executive officers.

Compensation Component	Principal Contributions to Compensation Objectives	Highlights
Performance based annual cash bonuses	• Focuses executives on annual financial and operating results. • Links compensation to stockholder interests. • Enables total cash compensation to remain competitive within the marketplace for executive talent.	• Total cash compensation (base salary + target bonus) is targeted at median of comparable peer group positions. • Payout target ranges from 60% to 125% of salary and depends upon company wide and/or business unit performance relative to earnings per share, return on net assets, customer service and sales targets. • Minimum earnings per share achievement is required for any payout. • 0% to 200% of target payout can be achieved. • Target total cash compensation comprised 23% to 27% of total target compensation for our named executive officers in fiscal 2007. • The average payout, as a percentage of salary, to the current named executive officers over the past three fiscal years (2005-2007) has been 68%.
Long term equity incentives	• Rewards the achievement of long term business objectives that benefit our stockholders. • Retains a successful and tenured management team.	• 2007 fiscal year portfolio of stock options (50% of target equity value), performance share awards (30% of target equity value) and tenure-based restricted stock (20% of target equity value). • Long term equity incentives at target comprised 73% to 77% of total target compensation for our named executive officers in fiscal 2007. • If we exceed performance share targets, total compensation could reach the 90th percentile of comparable peer group positions. • Performance based long term equity incentives at target combined with target annual cash bonus brings "at risk" fiscal 2007 compensation to a range of 69% to 74% of total target compensation for the named executive officers.

Compensation Component	Principal Contributions to Compensation Objectives	Highlights
Retirement and other benefits	• Helps to attract and retain talented executives with benefits that are comparable to those offered by companies in our peer groups and other companies with whom we compete for talent.	• Includes a limited company match, up to 4% of salary and bonus, to a supplemental executive retirement plan. • Rule of 65. If an executive officer is at least age 55 and the sum of his or her age and years of service equals or exceeds 65, all restricted stock awards granted after June 30, 2004 vest in full (but may not be sold until the earlier of normal vesting or retirement) and all stock option awards granted after June 30, 2004 vest in full upon the earlier of normal vesting or retirement.
Executive perquisites	• Consistent with our egalitarian culture, we offer limited executive perquisites to attract and retain talented executives.	• We provide limited reimbursement for tax, estate and financial planning services.

Each of our named executive officers is assigned by management to a salary grade within the salary grade structure established for all management positions across Staples, and these salary grade assignments are reviewed and approved by the Compensation Committee. The salary grade structure provides, within each salary grade, a specific salary range, an annual target cash incentive and a specific amount of long term equity awards. An individual's performance in combination with one's position and responsibilities impact base salary within each grade and one's grade level. Positions at more senior levels have a greater portion of compensation "at risk" through our cash and equity incentive programs. All elements of the salary grade structure for the named executive officers are reviewed annually by the Compensation Committee. Our named executive officers are grouped into the three highest salary grade levels based on their responsibilities within Staples, with the Chief Executive Officer at the highest grade level, followed by the Chief Financial Officer and Chief Operating Officer and then the Presidents of North American Delivery and U.S. Retail.

While the Compensation Committee independently evaluates each of the compensation components discussed in the above table, it places greater emphasis on the sum of base salary, performance based annual cash bonuses and long term equity incentives rather than any one component because of their combined greater potential to influence our named executive officers' performance. As described under "The Compensation Committee's Processes — Benchmarking," in September of each year, the Compensation Committee evaluates the relative mix of pay components for each of the named executive officers in comparison to the pay mix for comparable positions in the peer group companies. The Compensation Committee believes, and our pay mix reflects, that a substantial portion of the compensation for our named executive officers should be "at risk" and aligned with stockholders' interests.

For each of our named executive officers, the below chart illustrates base salary, bonus earned under the Executive Officer Incentive Plan and long term equity incentives as a percentage of targeted annual total direct compensation for our 2007 fiscal year, with a focus on highlighting "at risk" compensation. The performance share component of the long term equity incentives and the bonus earned under our Executive Officer Incentive Plan are performance based plans and represent "at risk" compensation since minimum levels of performance must be attained in order for any payout to occur. Similarly, the stock option component of our long term equity incentives is performance based and "at risk" since the stock price at exercise must exceed the original fair market value grant price in order to provide any value to the executive.


2007 Targeted Total Direct Compensation Mix*
CEO
CFO/COO
President North American Delivery/U.S. Retail
10.1%
15.5%
38.6%
Pay at Risk
12.6%
23.2%
13.3%
15.3%
10.0%
38.4%
Pay at Risk
23.0%
16.8%
14.6%
36.6%
Pay at Risk
10.1%
21.9%
Base Salary
Restricted Stock
Bonus
Performance Shares
Stock Options

* Each of the compensation elements is expressed as a percentage of targeted total direct compensation, which is comprised of year ending base salary, annual target bonus under our Executive Officer Incentive Plan, the value of stock options at grant, and the value of restricted shares and performance shares at grant. The valuation information is consistent with the information presented in the Summary Compensation Table included in this proxy statement and the financial statements included in our Annual Report on Form 10-K for our 2007 fiscal year.

Base Salary

The Compensation Committee generally sets base salaries for the named executive officers at approximately the median (50th percentile) of comparable positions in our peer groups. Changes in base salary are typically considered based on individual performance during our annual performance review process, as well as in the event of a promotion or change in responsibilities. In March 2007, the Compensation Committee consulted with its independent consultant and reviewed and approved Mr. Sargent's recommendations for salary increases for the other named executive officers. With the exception of a 4.0% salary increase for Mr. Parneros, the leader of Staples' U.S. retail business, the named executive officers received a salary increase that was generally in line with our budgeted merit increases for all associates of 3.6% of base salary and reflected a lack of any other compelling factors that might dictate treating the executives differently. The additional increase was given to Mr. Parneros to equalize his salary with Mr. Doody, the leader of Staples' North American delivery business, in recognition of their similar roles and contributions as the leaders of our two largest business segments. The Compensation Committee decided, in executive session, to raise Mr. Sargent's salary by 3.6% after taking into account the fact that his base salary was slightly below median relative to the 2006 proxy statement peer group data, the relationship between his salary and those approved for the other named executive officers, and his demonstration of leadership during his tenure as our Chief Executive Officer. As a result of the Compensation Committee's action, Mr. Sargent's base salary approximates the median of base salaries for Chief Executive Officers in our peer groups. Mr. Sargent's base salary is approximately 10% of his total annual targeted direct compensation. In general, the Compensation Committee allocates a greater percentage of Mr. Sargent's total direct compensation to performance based and equity incentives because Mr. Sargent is uniquely situated to influence our short and long term performance.

Performance Based Annual Cash Bonus

Under the terms of the Executive Officer Incentive Plan, each named executive officer has a target bonus award for each plan year based on his salary grade level. Target bonus awards are at between 60% and 125% of the actual base salary paid to the named executive officer during that plan year. The target bonus percentages are determined by the Compensation Committee based upon an analysis of annual cash incentive opportunities for similar positions in the peer group companies. The Compensation Committee generally selects target bonus percentages for the named executive officers such that target total cash compensation approximates the median of comparable positions in our peer groups.

Within 90 days after the beginning of each plan year, the Compensation Committee establishes specific performance objectives for the payment of bonus awards for that plan year. Under the Executive Officer Incentive Plan, the performance objectives for each plan year are based on one or more of the following measures: sales, earnings per share, return on net assets, return on equity and customer service levels. The Compensation Committee may determine that special one-time or extraordinary gains or losses should or should not be included in determining whether such performance objectives have been met. In addition, customer service target levels are based on customer satisfaction surveys conducted by a third party. The Compensation Committee believes that the performance objectives established each fiscal year for the Executive Officer Incentive Plan are important in that year to driving sustainable growth and increasing stockholder value.

For each plan year, a specified percentage of each bonus award is based upon each of the performance objectives selected by the Compensation Committee for that plan year. For each of the performance objectives that are met, a corresponding portion of the bonus award is paid. Each performance objective has an associated threshold level that must be achieved for any of the bonus award associated with such objective to be paid. Under the terms of our Executive Officer Incentive Plan, bonuses are not paid unless we achieve minimum earnings per share. The maximum bonus award payable to a named executive officer was $3 million during any of our 2003 through 2007 plan years and would be $4 million during any of our 2008 through 2012 plan years. In addition, the Compensation Committee presently limits bonus awards to twice a named executive officer's target bonus award. Generally in March of each year, the Compensation Committee determines whether the performance objectives for the previous plan year have been achieved.

Each of the named executive officers was eligible to participate in our Executive Officer Incentive Plan during our 2007 fiscal year. In March 2007, the Compensation Committee selected four performance objectives for our 2007 fiscal year which are based on the following four Company-wide measures: (1) 15% growth in earnings per share, which was weighted at 30% of the targeted bonus award; (2) a 10% increase in return on net asset dollars, which was weighted at 30% of the targeted bonus award; (3) 10% total sales growth, which was weighted at 20% of the targeted bonus award; and (4) improved customer service, which was weighted at 20% of the targeted bonus award. The goals were set aggressively, with a payout only upon achieving a minimum of 7% earnings per share growth. The return on net assets, sales and customer service goals are business unit specific for Messrs. Doody and Parneros and reflect total business unit performance for Messrs. Sargent, Mahoney and Miles, and all of the goals were based on the financial plan for our 2007 fiscal year. The total sales component was added for 2007 to reinforce the importance of sales growth as one of our key business objectives. The Compensation Committee believes that these objectives are collectively the most important drivers of both our short term and long term success, with earnings per share and return on net assets being the most important indicators of value creation and sales and customer service serving as the metrics that most closely track our customers' response to our product and service offerings. In prior years, greater weight was given to earnings per share (40%) and return on net asset dollars (40%) and the resulting weighting this year was intended to reinforce the importance of these two elements, while giving the appropriate weight to the sales component.

For purposes of our 2007 Executive Officer Incentive Plan, the performance objectives are calculated as follows. Earnings per share is calculated using the amounts set forth in our financial statements, excluding the impact of the settlement of our California wage and hour class action litigation that we reported in the third quarter of 2007. Return on net asset (RONA) dollars are calculated as net operating profit after tax (NOPAT) for the most recent 12 months, less the average of the most recent 13 months' net asset balance, multiplied by 11.7%, which is our long-term weighted average cost of capital. To more accurately reflect the nature and performance of our business, we make certain adjustments to the amounts set forth in our financial statements to calculate RONA dollars. To calculate NOPAT, we begin with our business unit income and add back rent and deduct depreciation on capitalized rent and taxes on adjusted income. To calculate net assets, we begin with our balance sheet net assets and add back interest bearing debt, net capitalized rent and implied goodwill and deduct corporate cash. Sales are calculated using the amounts set forth in our financial statements. Both the RONA dollar and sales objectives exclude the difference between the actual and budgeted impact of foreign currency exchange. The customer service score for our retail business is calculated by tabulating the total number of "extremely satisfied" customers, reflecting a rating of five on a five point scale, divided by the total number of completed customer surveys. The survey invitations are randomly printed on the cash register receipt, and the program is administered by a third party. The customer service score for our delivery business is based on survey responses from customers who are invited to participate through their packing slip. Similar to the retail score, the customer service score is calculated as a percent of customers who report that they are "extremely satisfied" with their most recent delivery experience, and the program is administered by a third party. The corporate customer service score is an equally weighted composite of the retail and delivery customer service scores.

The tables below illustrate the structure and results of our Executive Officer Incentive Plan in 2007 relative to the targets for each component of the plan for our named executive officers. While the table generally reflects performance below target, the Compensation Committee believes that Staples performed well against high goals in a difficult economic and business environment.



2007 Executive Officer Incentive Plan – Actual Performance
% of target
Total Company
EPS 30% Weight
RONA 30% Weight
Sales 20% Weight
Customer Service 20% Weight
Maximum
Target
Threshold
below threshold

Based on the actual performance under the 2007 Executive Officer Incentive Plan, the payments for Messrs. Sargent, Mahoney, and Miles were $621,006, $225,640, and $225,640, respectively.



North American Delivery
EPS 30% Weight
RONA 30% Weight
Sales 20% Weight
Customer Service 20% Weight
Maximum
Target
Threshold

Based on the actual performance under the 2007 Executive Officer Incentive Plan, the payment for Mr. Doody was $252,145.


US Retail
EPS
30% Weight
RONA
30% Weight
Sales
20% Weight
Customer Service
20% Weight
Maximum
Target
Threshold
below
threshold
below
threshold

Based on the actual performance under the 2007 Executive Officer Incentive Plan, the payment for Mr. Parneros was $106,744.

Long Term Equity Incentives

Our long term equity incentives reward the achievement of long term business objectives that benefit our stockholders and help us retain a successful and tenured management team. Our executive compensation program has, to a great extent, historically relied on equity components to meet its objectives, and we have a long history of granting broad based equity awards each year, with over 7,500 associates participating in our equity awards program.

With respect to the named executive officers, the Compensation Committee relied upon a portfolio approach in 2007 that included a mix of stock options (50% of target equity value), three year performance share awards (30% of target equity value) and tenure-based restricted stock (20% of target equity value). The Compensation Committee established this mix of awards in fiscal 2006 when the three year performance share awards and tenure-based restricted stock were first introduced. Prior to 2006, long term equity incentives were comprised of stock options and performance accelerated restricted stock, with the latter not considered to be performance based under Section 162(m) of the Internal Revenue Code. Beginning with the 2007 annual equity awards to all associates, including the named executive officers, the Compensation Committee changed its equity grant practice from awarding a fixed number of shares to a fixed value of shares to each associate based on salary grade level. This change was made for a variety of reasons, including market trends and the anticipated growing expense of a fixed shared program. The value of equity awards for 2007 was based on the value of the fiscal 2006 annual equity grant at the time of grant in 2006.

In the Compensation Committee's view at the time of grant in 2007, the chosen mix of long term equity awards struck the right balance in providing performance based incentives that were aligned with stockholder interests and assisted in retaining our talented senior executive team. The overall long term equity package was structured to deliver a total compensation opportunity that is both in line with total company performance and consistent with the mix that is typically extended to executives within our peer groups and general industry. The Compensation Committee believed that by replicating the market's blend of equity award opportunities, we would be well positioned to attract and retain the best available executive talent. In 2007, our overall long term equity incentive package at target comprised 73% to 77% of total direct compensation for our named executive officers, and if Staples exceeded the performance share targets, total compensation could reach or exceed the 90th percentile of comparable peer group positions.

Both the stock options and tenure-based restricted stock were granted to our named executive officers in July 2007. In June 2007, the Compensation Committee reviewed and approved the specific awards to be issued and selected a grant date of July 2, 2007. These stock options were granted at the closing price on the date of grant and vest ratably over a four-year period. Tenure-based restricted stock vests 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. Historically, annual grants of stock options and tenure-based restricted stock awards are awarded around the mid-point of our fiscal year (after our prior year performance appraisal and bonus award processes have been completed) to serve as an additional recognition event that may drive current year and future performance. We do not have a program, plan or practice of timing the grant of stock options in coordination with the release of material non-public information.

In December 2006, the Compensation Committee approved the three year (2007-2009) performance target for the February 2007 performance share awards. Shares of our common stock covered by the performance share awards are only issued after the conclusion of the performance period if the applicable performance objective is met for the three year period. For our 2006 and 2007 fiscal years, the payout of shares at the end of the performance period is based on the actual cumulative return on net asset dollars compared to the goal established by the Compensation Committee at the beginning of our fiscal year. The Compensation Committee chose this measure, in part, since it considered it to be a strong measure of long term wealth creation for the business. In addition, there was a continuing desire for a singular focus in the early implementation of the performance share plan.

Potential share payouts range from zero for below threshold performance up to twice the target award for achievement of the maximum goal set by the Compensation Committee. The Compensation Committee believed that the specific performance objective for the 2007-2009 performance share awards was aggressive, in that it could only be attained with sustained substantial effort and excellent performance over the three year period. Specifically, the performance goal was in line with our 2007 financial plan and 2008-2009 long range plan and provided for a payout only upon achievement of 94% of the target return on net asset dollars goal.

In March 2008, the Compensation Committee evaluated the value of unvested equity held by senior officers, including the likelihood and timing of payout under the fiscal year 2006 and 2007 performance share awards, the impact of these awards on the overall compensation package for the impacted senior officers, and Staples' overall performance. Based on such review, the Committee granted, for retentive purposes, each of the individuals a restricted stock award. Messrs. Sargent, Mahoney, Miles, Doody and Parneros received restricted stock awards for 117,600 shares, 64,400 shares, 64,400 shares, 47,200 shares and 47,200 shares, respectively, with 50% of each award vesting on February 2, 2009 and 50% vesting on February 1, 2010.

2007 Retention Award to CEO

In March 2007, we awarded a retention grant to our Chief Executive Officer under our Amended and Restated 2004 Stock Incentive Plan. The terms and conditions of Mr. Sargent's grant, including the applicable performance objectives described below, were determined by the Compensation Committee and approved by our Board of Directors. The retention grant consists of 375,000 shares of restricted stock and 375,000 shares underlying a performance share award.

The restricted shares under Mr. Sargent's retention grant will vest in full at the end of our 2011 fiscal year if Mr. Sargent has continuously worked for us through such date. The restricted shares will vest in full before such date upon Mr. Sargent's death, disability or termination without cause or if, following a change-in-control of Staples, Mr. Sargent is not offered employment by the surviving corporation under certain conditions or Mr. Sargent is terminated without cause or resigns for good reason within one year of such change-in-control.

The shares underlying Mr. Sargent's performance share award will be issued only if we achieve certain five year cumulative sales and return on net asset dollars goals at the end of our 2011 fiscal year. Both a minimum sales and a minimum return on net asset dollars goal for the five year period must be met, and a percentage of the total award, ranging from 50% to 100%, will be awarded based upon our sales and return on net asset dollars exceeding such minimum goals. The Compensation Committee and our Board believe that the performance necessary to vest 75% of the performance share award is challenging, in that it reflects an aggressive level of growth and return that, if achieved, will fulfill our long range plans and can be achieved only with substantial effort, and the performance necessary to vest 100% of the performance share award is highly challenging and, if met, would represent a substantial and aggressive return on investment for our stockholders during such five year period. In order to receive any shares underlying the performance share award, Mr. Sargent must have continuously worked for us through the end of our 2011 fiscal year unless he is terminated before such date due to his death or disability or, following a change-in-control of Staples, Mr. Sargent does not continue his employment with the surviving corporation or is terminated without cause or resigns for good reason within one year of such change-in-control.

Mr. Sargent's retention grant reflects our executive compensation program's goal of linking compensation to overall company performance and is consistent with our historic practice of using long term equity incentives to reward the achievement of long term business objectives and to help us retain a successful and tenured management team. In deciding to award this retention grant to Mr. Sargent, our Board considered the following additional factors:

- During Mr. Sargent's term as Chief Executive Officer, our stock had, preceding the award, experienced a compounded annual growth rate of 17.8% over the prior five years and 15.1% over the prior three years;
- Mr. Sargent had displayed exceptional leadership during his tenure at Staples and had been instrumental to our success;
- The positive results of Mr. Sargent's annual performance evaluation, which is based on the performance of the business, accomplishment of reported goals and long term strategic objectives and the development of management;
- The market for executive talent had continued to tighten and become more competitive, significantly increasing the risk that executives of Mr. Sargent's caliber would be actively recruited by other companies, including our direct competitors, private equity investors and other leading organizations across the retail sector; and
- Data provided by the independent compensation consultant that showed the potential value of Mr. Sargent's grant to be above the 75th percentile when compared to comparable grants made by companies within general industry.

Retirement and Other Benefits

Our named executive officers are eligible to participate in health and welfare programs, such as medical, dental, vision, disability, and supplemental life insurance on the same basis as our other salaried associates. In 2004, Staples introduced The Staples Executive Benefits Program consisting of the benefits described in detail below. This program was implemented to enhance our retirement and benefit offerings for senior management and to further support our efforts to attract and retain top talent. All senior officers of Staples, including the named executive officers, are eligible to participate in this program. For each plan or policy described below that requires payment of periodic premiums or other contributions, we generally pay such premiums or other contributions for the benefit of each named executive officer.

- *Supplemental Executive Retirement Plan (SERP).* The SERP is a non-qualified deferred compensation plan which is generally intended to provide comparable benefits above the applicable limits of our 401(k) qualified plan. Named executive officers and other officers of Staples may contribute a total of up to 100% of their base salary and bonus. They receive matching contributions up to a maximum of 4% of base salary and bonus. The matching contributions are credited at an interest rate established at the beginning of each year, which is based upon the declared crediting rate on life insurance policies designated by the plan administrator to fund the plan. For 2007, the annual interest rate was equal to 5.32%.
- *Executive Life Insurance Plan.* Our named executive officers, excluding Mr. Miles, are covered by a life insurance plan that provides coverage equal to three times their annual base salary on both a pre-retirement and a post-retirement basis if they leave Staples after at least 10 years of service or at age 65. Mr. Miles is covered by a different insurance plan that we began offering to named executive officers in 2002. The newer plan provides pre-retirement basic life insurance equal to three times annual salary up to a maximum amount of coverage of $1.5 million and post-retirement life insurance coverage of twice the average of the named executive officer's highest five consecutive years' base salary up to a maximum coverage of $1 million, provided the executive is at least age 55 with five years of service when the executive leaves Staples.
- *Long Term Care Insurance.* This benefit pays $150 per day, adjusted annually, for a maximum of five years and provides coverage while employed and post retirement following age 65, provided the executive has continued premium payments during the interim and is at least age 55 with five years of service when the executive leaves Staples.
- *Supplemental Long Term Disability.* If a named executive officer should become disabled and unable to work for a period lasting more than 180 days, this benefit will provide a level of income not covered by our group long term disability plan. Our group long term disability plan covers 60% of base salary, up to a maximum base

salary of $400,000. The supplemental long term disability plan extends such coverage generally for an additional $200,000 of base salary. All of the named executive officers, other than Mr. Doody, have elected supplemental long term disability coverage.

- *Survivor Benefit Plan.* If a named executive officer dies while actively employed by Staples, his or her beneficiary will receive 100% replacement income (base salary and bonus) for the first year and an additional 50% for each of the following two years.
- *Executive Physical and Registry Program.* This is a company paid physical examination program to enhance awareness and treatment of potential health risks faced by the named executive officers. In addition, this program supports named executive officers and their family members with health resources in the United States or while traveling abroad.

Executive Perquisites

Our executive compensation program is relatively free of perquisites, consistent with our egalitarian culture and entrepreneurial spirit. To reinforce this position, the Compensation Committee adopted formal policies in 2004 regarding personal use of our leased aircraft and reimbursement for tax planning services for senior officers. The Compensation Committee views our limited executive perquisites as reasonable and competitive.

Under our aircraft policy, our Chief Executive Officer is permitted to use our leased aircraft for personal use so long as the incremental cost to Staples is treated as compensation income to our Chief Executive Officer. Subject to prior approval of our Chief Executive Officer and similar compensation treatment, other named executive officers may also use our leased aircraft for personal use. There was no personal use of our leased aircraft during our 2007 fiscal year.

We reimburse each named executive officer, other than our Chief Executive Officer, up to $5,000 each year for tax, estate or financial planning services or advice from a pre-approved list of service providers that must not include our outside auditors. Our Chief Executive Officer is reimbursed up to $50,000 each year for these services. All such reimbursements are grossed up to reflect any tax a recipient must pay on the reimbursement. The Compensation Committee annually reviews the amounts paid under this policy for compliance.

The Compensation Committee's Processes

The Compensation Committee has established a number of processes to help ensure that our executive compensation program meets the objectives described at the beginning of this Compensation Discussion and Analysis.

Independent Compensation Consultant

Our Compensation Committee charter authorizes the Compensation Committee to engage independent legal and other advisors and consultants as it deems necessary or appropriate to carry out its responsibilities. Accordingly, in our 2007 fiscal year, the Compensation Committee retained, pursuant to a written agreement, Exequity LLP as an independent advisor reporting to the Compensation Committee to advise on and assist with executive compensation matters. From 2002 through 2006, the Compensation Committee had engaged Hewitt Associates LLC. In early 2007, the principal consultant to the Compensation Committee since 2002 joined Exequity, and after careful consideration of several factors, including quality of advice, independence issues, knowledge of Staples' practices, and cost, the Compensation Committee decided to maintain its relationship with its principal consultant and switch service providers to Exequity. Under the terms of Exequity's agreement, Exequity is responsible for, among other matters:

- Reviewing total compensation strategy and pay levels for executives;
- Performing competitive analyses of outside board member compensation;
- Examining all aspects of executive compensation programs to ensure that they support the business strategy;

- Preparing for and attending selected Compensation Committee and Board meetings;
- Supporting the Compensation Committee in staying current on the latest legal, regulatory and accounting considerations affecting executive compensation and benefit programs; and
- Providing general counsel and advice to the Compensation Committee with respect to all compensation decisions pertaining to the Chief Executive Officer and all compensation recommendations submitted by management.

During our 2007 fiscal year, the independent consultant advised, and frequently made recommendations to, the Compensation Committee on compensation matters for all officers and directors as requested by management or the Compensation Committee, advised on and made recommendations on all matters pertaining to compensation of our Chief Executive Officer, including his retention award, and regularly met with the Compensation Committee in executive session without the presence of management. Consistent with the terms of the written agreement, Exequity has, with the knowledge and consent of the Compensation Committee, provided advice and expertise to management on matters to be presented by management to the Compensation Committee, and Exequity has not performed services for Staples that were unrelated to Compensation Committee-related executive compensation matters. During 2007, Exequity assisted management by providing experience based executive market data related to executive and non-executive positions. Most of the data reviewed by the Compensation Committee is generated by management and reviewed and advised upon by the compensation consultant. The principal consultant from Exequity attended all Compensation Committee meetings during our 2007 fiscal year.

Benchmarking

Generally in September of each year, the Compensation Committee reviews compensation for our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer relative to marketplace norms and practices by comparing current proxy statement data. The compensation of our other named executive officers is reviewed relative to the marketplace by reviewing salary survey data since comparable proxy data is not available for the relevant positions. This analysis is intended to inform the Compensation Committee as to whether any changes to the compensation program are needed, and based on the findings and the urgency of the suggested changes, if any, changes are typically implemented between September and the following March when compensation is set for the next fiscal year.

The Compensation Committee evaluates the competitiveness of our compensation relative to a core peer group of eight retail companies and an expanded peer group that includes five additional retailers. The core peer group represents those companies with whom we compete most closely for customers or executive talent, and the expanded peer group includes five other retailers that we compete with less directly but when combined with the core peer group provide a broader view of the retail market. Throughout this Compensation Discussion and Analysis, we refer to the core retail peer group and expanded retail peer group collectively as our "peer groups." Our peer groups are as follows:

Core Retail Peer Group	Expanded Retail Peer Group
Best Buy Co., Inc.	*Core Retail Peer Group plus:*
Circuit City Stores, Inc.	Autozone, Inc.
The Gap, Inc.	Costco Wholesale Corporation
The Home Depot, Inc.	Kohl's Corporation
Lowe's Companies, Inc.	Limited Brands, Inc.
Office Depot, Inc.	Target Corporation
OfficeMax Incorporated	
The TJX Companies, Inc.	

In addition, the Compensation Committee considers data from a general industry group comprised of 70 to 79 companies with executives with comparable positions and responsibilities and annual revenues between $15 and $30 billion.

In September 2007, for our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, the Compensation Committee compared each element of compensation to the peer group and general industry data, with a focus on total direct compensation and total cash compensation. Total direct compensation was reviewed in two ways. First, the paper value of total direct compensation was analyzed by, at the date the data was analyzed, taking the sum of the base salary, annual cash bonus, "in the money" value of annual stock option grants, and the value of restricted stock awards or other long term incentives. Second, the Black Scholes value of total direct compensation was analyzed by taking the sum of base salary, annual cash bonus, Black Scholes value of annual stock options as reported by Equilar, the value of the restricted stock awards as reported by Equilar, and the value of long term incentive grants at target as reported by Equilar. In addition, the Compensation Committee reviewed the 2006 compensation levels of the Presidents of North American Delivery and U.S. Retail by comparing their total direct compensation and total cash compensation to salary survey data.

Based on its review of 2006 data, the Compensation Committee determined that:

- Our Chief Executive Officer's total direct compensation for 2006 was between the 59th and 82nd percentiles across our peer groups and general industry group, and his total cash compensation for 2006 approximated the market median for our peer groups and was at the 33rd percentile of our general industry group.
- Our Chief Financial Officer's total direct compensation was between the 76th and 87th percentiles across our peer groups and general industry group, and his total cash compensation approximated the market median for our peer groups and general industry group.
- Our Chief Operating Officer's total direct compensation was between the 47th and 77th percentiles across our expanded peer group and general industry group, and his total cash compensation was below the 25th percentile across our peer groups and general industry group.
- Our Presidents of North American Delivery and U.S. Retail had total direct compensation that exceeded the 75th percentile and total cash compensation that approximated the median for the applicable survey data.

To ensure that our relative market performance was taken into account, the Compensation Committee also evaluated our three year (2004-2006) performance in terms of earnings per share compound annual growth rate (CAGR), average return to stockholders and return on invested capital (ROIC) compound annual growth rate against our peer groups. The following table illustrates, on a percentile basis, Staples' performance relative to the core peer group and expanded peer group over the three year period.

	3-Year EPS CAGR	3-Year Avg Return	3-Year ROIC CAGR
Staples	**19.5%**	**13.8%**	**50.0%**
Percentile relative to Core Peer Group (8)	48	66	>90
Percentile relative to Expanded Peer Group (13)	54	49	79

The Compensation Committee reviewed the 2006 compensation levels of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer in view of these findings and determined that such levels were consistent with our three year performance data relative to our peer groups, particularly given our compensation program's focus on median based cash compensation and pay for performance driven total direct compensation. Specifically, the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer all received total direct compensation that was generally between the median and 75th percentile of the peer groups and general industry group. The Compensation Committee took into consideration that, in comparison to the market data, our Chief Financial Officer's role is generally more significant and broader in scope due to his wide ranging duties and role as Vice Chairman. The Compensation Committee also took into account that the data related to the Chief Operating Officer position is limited, with only four matches against our expanded peer group, and that the more relevant data is provided by the survey of general industry companies with annual revenues of between $15 and $30 billion. In terms of total cash compensation, the fact that this amount approximated the median for both the Chief Executive Officer and Chief Financial Officer was generally to be expected given our compensation program design, and the below median standing for the Chief Operating Officer was also expected given the limited comparable data, his limited tenure with Staples and in his recently expanded role and the responsibilities of his position within Staples and in comparison to other chief operating officers.

The Compensation Committee also compared total cash compensation and total equity value provided to our Chief Executive Officer and our Chief Financial Officer over the most recent three year period (fiscal 2004-2006) relative to the comparative performance of our peer groups. Equity value provided was examined both from a paper value and Black Scholes perspective. The paper value is the current value of the equity granted during the three year period and is the sum of the "in the money" value of stock options and the value of the restricted stock awards and actual long term incentive payouts over the three year period. The Black Scholes value is the value of the equity grants at the time of issuance and is the sum of the Black Scholes value of annual stock options as reported by Equilar, the value of the restricted stock awards, and the value of long term incentive grants at target as reported by Equilar. Based on this review, the Compensation Committee determined that the aggregate of total cash compensation and equity value provided to our Chief Executive Officer and Chief Financial Officer during such three year period was appropriate in relation to our performance, in that:

- Our Chief Executive Officer's cash compensation and total equity value approximated the 75th percentile of our peer groups.
- Our Chief Financial Officer's cash compensation approximated the 75th percentile of our peer groups, and the total equity value was above the 90th percentile of our core peer group and at the 87th percentile of our expanded peer group.

The above analysis provided the Compensation Committee with general affirmation that its compensation decisions were aligned with the marketplace and our compensation goals and had achieved the Compensation Committee's desired objectives of aligning compensation with short and long term business objectives and motivating and rewarding outstanding performance. As a result of the above analysis, the Compensation Committee did not make any changes to the compensation packages of our named executive officers for 2007.

Tally Sheets

The Compensation Committee reviews all components of compensation for our Chief Executive Officer and the other named executive officers, including salary, bonus, current value of all stock options and restricted shares outstanding, the dollar value and cost to us of all perquisites and benefits and the projected payout obligations under our Supplemental Executive Retirement Plan and under potential retirement, termination, severance, and change-in-control scenarios. The Compensation Committee reviews this information to fully understand the financial impact of each of these scenarios to Staples and to the executive. A tally sheet detailing the above components and scenarios with their respective dollar amounts was prepared by management for each of our named executive officers and reviewed by the Compensation Committee in March 2007. The tally sheets were prepared based on compensation data as of the end of fiscal 2006 and assumed that the various scenarios occurred at the end of fiscal 2006. Similar tally sheet information with respect to our 2007 fiscal year is presented under the heading "Potential Payments Upon Termination or Change-in-Control." Based on this review and the views of the Compensation Committee's independent compensation consultant, the Compensation Committee found the total compensation for each of our named executive officers under these various scenarios to be reasonable after taking into account many factors, including, but not limited to, the contributions of the executive to Staples, the financial performance of Staples, the marketplace, the particular contemplated scenario and the guidance provided by the compensation consultant.

Input from Management

Certain officers within our Human Resources department regularly attend Compensation Committee meetings to provide information and recommendations regarding our executive compensation program, including the Executive Vice President of Human Resources and Vice President of Compensation, Benefits and HR Planning. Among other things, these officers present our Chief Executive Officer's recommendations regarding any change in the base salary, bonus, equity compensation, goals related to performance based cash or equity compensation and other benefits of other executive officers and these officers also compile other relevant data at the request of the Compensation Committee. The Chief Executive Officer's recommendations are based in part on the results of annual performance reviews of the other named executive officers. The Compensation Committee is not bound by such recommendations, but generally takes them into consideration before making final determinations about the compensation of executive officers other than our Chief Executive Officer. The Chief Executive Officer, at the discretion of the Compensation

Committee, may be invited to attend all or part of any Compensation Committee meeting to discuss compensation matters pertaining to the other named executive officers. The Chief Executive Officer did not attend any of the meetings in 2007. The Compensation Committee generally meets in executive sessions with its independent compensation advisor without any member of management present when discussing compensation matters pertaining to our Chief Executive Officer.

The Compensation Committee has delegated authority to the Chairman and Chief Executive Officer to grant stock options, restricted stock units and restricted stock to non-executive employees out of an annual pool of 600,000 shares. The annual pool is designed to be used to facilitate making new hire and retention grants and to reward special accomplishments and achievements of associates between quarterly Compensation Committee meetings. Awards from the annual pool that are granted by the Chairman and Chief Executive Officer are granted on the earlier of the first business day of the month that follows such approval or two business days after the Compensation Committee's next quarterly meeting. All of the awards from the annual pool that were granted by the Chairman and Chief Executive Officer in 2007 were subsequently ratified by the Compensation Committee.

Related Policies and Considerations

Employment, Termination of Employment and Change-In-Control Agreements

We have not entered into any employment agreements with any of our named executive officers. We have entered into severance benefit agreements with each of our named executive officers, which are described under the heading "Potential Payments upon Termination or Change-in-Control" later in this proxy statement.

Severance benefits agreements have historically been offered to our named executive officers in order to address competitive concerns when the named executive officers were recruited, by providing those individuals with a fixed amount of compensation that would offset the potential risk of leaving their prior employer or foregoing other opportunities in order to join Staples. In December 2006, the Compensation Committee had its independent compensation consultant conduct a benchmarking and best practice study of severance arrangement practices, including change in control protections, at Fortune 200 companies. The finding of the study was that our severance arrangements were deemed to be similar to those extended to senior executives at other leading companies in the external market.

Each of the named executive officers has executed a Non-Competition and Non-Solicitation Agreement and a Confidentiality Agreement that cover the two year period subsequent to termination of his employment. Violation of any of the terms of these agreements entitles us to recover any severance payments and value received in connection with any equity awards.

Stock Ownership Guidelines

Prior to the later of December 7, 2009 or five years after becoming an executive officer, each executive officer must hold shares of our common stock equal in value to at least a defined multiple of his or her salary as follows:

Position	Ownership Level
CEO	5 × salary
CFO or COO	4 × salary
President, North American Delivery	3 × salary
President, U.S. Retail	3 × salary
Other executive officers	2 × salary

All shares owned outright, unvested restricted stock and vested stock options are taken into consideration in determining compliance with these ownership guidelines. The value of stock options for this purpose is the excess of the market price of the underlying stock over the exercise price. Each of the named executive officers met our stock ownership guidelines in our 2007 fiscal year.

Tax and Accounting Implications

Under Section 162(m) of the Internal Revenue Code, certain executive compensation in excess of $1 million paid to our Chief Executive Officer and our other officers whose compensation is required to be disclosed to our stockholders under the Securities Exchange Act of 1934 by reason of being among our four most highly compensated officers is not deductible for federal income tax purposes unless the executive compensation is awarded under a performance based plan approved by stockholders. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee intends, to the extent practicable, to preserve deductibility under the Internal Revenue Code of compensation paid to our executive officers while maintaining compensation programs that support attraction and retention of key executives.

Cash bonuses paid under the Executive Officer Incentive Plan for our 2003 through 2007 fiscal years, which was approved by stockholders at our 2003 Annual Meeting, stock options awarded under our stock option plans, which were also approved by stockholders, and the performance share awards granted in 2007 are performance based and are potentially deductible for us. Tenure-based restricted stock does not qualify for the performance based exception to Section 162(m), but the Compensation Committee believes that the retention benefit derived outweighs any tax benefit to us.

The compensation that we pay to the named executive officers is expensed in our financial statements as required by U.S. generally accepted accounting principles. As one of many factors, the Compensation Committee considers the financial statement impact in determining the amount of, and allocation among the elements of, compensation. Beginning with our 2006 fiscal year, we began accounting for stock-based compensation under our Amended and Restated 2004 Stock Incentive Plan and all predecessor plans in accordance with the requirements of FASB Statement No. 123(R).

Compensation Committee Report

The Compensation Committee of Staples' Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on this review and discussion, recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

Martin Trust, Chairperson
Arthur M. Blank
Mary Elizabeth Burton
Carol Meyrowitz

SUMMARY COMPENSATION TABLE

The following table sets forth certain information concerning the compensation of our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers of Staples at the end of our 2007 fiscal year, who we refer to collectively as the "named executive officers."

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)(3)	Option Awards ($) (2)(3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Ronald L. Sargent	2007	1,108,775	5,701,269	3,568,908	621,006	471,292	11,471,250
Chairman & Chief Executive Officer	2006	1,070,192	7,390,786	3,290,021	1,523,018	437,018	13,711,035
John J. Mahoney	2007	671,450	1,501,345	2,538,509	225,640	192,223	5,129,167
Vice Chairman & Chief Financial Officer	2006	650,435	3,487,939	2,610,511	554,619	178,595	7,482,099
Michael A. Miles, Jr.	2007	671,450	984,525	1,774,439	225,640	76,538	3,732,592
President & Chief Operating Officer	2006	650,529	2,437,252	1,434,106	554,596	72,843	5,149,326
Joseph G. Doody	2007	520,883	1,009,995	1,719,352	252,145	119,454	3,621,829
President, North American Delivery	2006	504,333	1,611,098	754,174	447,715	118,433	3,435,753
Demos Parneros	2007	520,533	569,210	722,485	106,744	81,068	2,000,040
President, U.S. Retail	2006	500,379	1,694,507	580,290	306,760	90,930	3,172,866

(1) Reflects the annual expense for restricted stock and performance share awards granted to the named executive officers. The fair value of these awards is based on the market price of our common stock on the date of grant. These restricted stock awards vest according to specific schedules, ranging from three to five years. The shares of restricted stock awarded to Messrs. Mahoney and Doody will fully vest prior to the scheduled vesting date upon their retirement or resignation under our rule of 65, should they leave Staples before the end of the applicable vesting period. Shares of our common stock covered by the performance share awards are issued at the end of a three year performance period if applicable performance objectives are met, and may be issued before the end of such period in certain circumstances following a change-in-control of Staples that are described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2007 Fiscal Year table later in this proxy statement.

(2) For options granted prior to May 1, 2005, the fair value for these options was estimated as of the date of grant using a Black-Scholes option-pricing model. For stock options granted on or after May 1, 2005, the fair value of each award is estimated as of the date of grant using a binomial valuation model. Additional information regarding the assumptions used to estimate the fair value of all stock option awards is included in Note H to Consolidated Financial Statements contained in our Annual Report on Form 10-K for our 2007 fiscal year. Except for the stock options awarded to Messrs. Mahoney and Doody in 2006 and 2007, each of the options vests ratably on an annual basis over a four-year period, provided that the option recipient continues to be employed by us on such dates. The stock options awarded to Messrs. Mahoney and Doody will fully vest prior to their scheduled vesting date upon their retirement or resignation under our rule of 65, should they leave Staples before the end of the applicable vesting period.

(3) The amounts shown in the Stock Awards and Option Awards columns for 2007 represent the accounting expense that we recognized under FASB Statement No. 123(R) during our 2007 fiscal year for awards from our 2007 fiscal year and prior years, not the actual amounts paid to or realized by the named executive officers during our 2007 fiscal year. The FASB 123(R) amount as of the grant date for stock awards and stock options generally is spread over the number of months of service required for the grant to vest. The amount disclosed disregards estimates of forfeitures of awards that are otherwise included in our financial statement reporting for such awards.

(4) Represents amounts earned under our Executive Officer Incentive Plan for our 2007 and 2006 fiscal years.

(5) Includes the following items, as applicable to each named executive officer:

- Contributions made on a matching basis pursuant to the terms of our 401(k) plan and Supplemental Executive Retirement Plan (SERP);
- Dividend equivalents paid on shares of restricted stock;
- Premiums paid under our executive life insurance, long-term disability and long-term care plans;
- Economic benefit provided by prior premiums paid under a frozen executive split dollar plan;
- Tax preparation services and reimbursement of taxes owed with respect to such services; and
- Executive physical and registry program.

The table below sets forth the dollar amounts that we paid for each applicable item listed above.

All Other Compensation

Name	Year	401(k)	SERP	Dividend Equivalents	Executive Life Insurance	Long-Term Disability	Long-Term Care	Split Dollar	Tax Services	Physical
Ronald L. Sargent	2007	$2,250	$105,143	$130,993	$121,030	$28,903	$1,555	$27,547	$53,871	0
	2006	2,200	95,743	132,000	121,030	28,903	1,555	21,913	33,674	0
John J. Mahoney	2007	2,250	48,965	29,302	69,174	8,825	1,883	23,240	8,584	0
	2006	2,200	40,394	28,050	69,174	8,825	1,883	19,485	8,584	0
Michael A. Miles, Jr.	2007	2,250	48,964	11,902	1,817	4,292	1,206	0	4,292	$1,815
	2006	2,200	40,052	16,500	1,817	6,347	1,206	0	4,721	0
Joseph G. Doody	2007	2,250	38,683	6,715	46,481	0	1,796	13,095	8,584	1,850
	2006	2,200	30,464	18,157	46,481	0	1,796	10,751	8,584	0
Demos Parneros	2007	2,250	33,017	6,706	17,749	6,128	1,206	5,428	8,584	0
	2006	2,200	29,330	24,750	17,749	6,128	1,206	4,503	5,064	0

GRANTS OF PLAN-BASED AWARDS FOR 2007 FISCAL YEAR

The following table sets forth summary information regarding grants of plan-based awards made to the named executive officers for our 2007 fiscal year.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards* Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (1)* Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)*	All Other Option Awards: Number of Securities Underlying Options (#) (3)*	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4)
Ronald L. Sargent			103,948	1,385,969	2,771,938							
	2/5/2007	12/12/2006				87,426	97,140	194,280				$2,550,896
	3/8/2007	3/6/2007				187,500	281,250	375,000				$9,795,000 (5)
	3/8/2007	3/6/2007							375,000			$9,795,000 (6)
	7/2/2007	6/11/2007							69,640			$1,700,609
	7/2/2007	6/11/2007								557,653	24.42	$4,249,316
John J. Mahoney			37,769	503,588	1,007,175							
	2/5/2007	12/12/2006				39,908	44,342	88,684				$1,164,421
	7/2/2007	6/11/2007							31,789			$ 776,287
	7/2/2007	6/11/2007								254,557	24.42	$1,939,724
Michael A. Miles, Jr.			37,769	503,588	1,007,175							
	2/5/2007	12/12/2006				39,908	44,342	88,684				$1,164,421
	7/2/2007	6/11/2007							31,789			$ 776,287
	7/2/2007	6/11/2007								254,557	24.42	$1,939,724
Joseph G. Doody			23,440	312,530	625,060							
	2/5/2007	12/12/2006				23,376	25,973	51,946				$ 682,051
	7/2/2007	6/11/2007							18,621			$ 454,725
	7/2/2007	6/11/2007								149,104	24.42	$1,136,172
Demos Parneros			23,424	312,320	624,640							
	2/5/2007	12/12/2006				23,376	25,973	51,946				$ 682,051
	7/2/2007	6/11/2007							18,621			$ 454,725
	7/2/2007	6/11/2007								149,104	24.42	$1,136,172

* Equity awards are granted pursuant to our Amended and Restated 2004 Stock Incentive Plan. Non-equity awards are granted pursuant to our Executive Officer Incentive Plan.

(1) The amounts shown reflect potential shares payable pursuant to performance share awards granted on February 5, 2007 for the 2007-2009 performance period. The threshold achievement payout is 90% of target and maximum achievement payout is 200% of target. Performance below a threshold level results in no payout. Management currently believes that it is likely that actual performance will fall below the threshold level, resulting in no payout under such performance share awards.

(2) Unless otherwise noted, the restricted stock vests 50% on the second anniversary of the date of grant and 100% on the third anniversary of the date of grant. The vesting of these restricted stock awards is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" below. Dividend equivalents will be paid in cash on the shares of restricted stock listed in the table to the same extent and at the same rate that cash dividends are paid on our outstanding shares of common stock.

(3) Stock options vest 25% per year after the date of grant. The exercisability of the options is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" below.

(4) The grant date fair value of the restricted stock granted on July 2, 2007 is $24.42 per share. The grant date fair value of the stock options granted on July 2, 2007 is $7.62 per share. The grant date fair value of the restricted stock granted on March 8, 2007 is $26.12 per share.

(5) The share amounts shown for this award reflect potential shares payable pursuant to a performance share award for the 2007-2011 performance period. The threshold achievement payout is 50% of target and maximum achievement payout is 100% of target. Performance below a threshold level results in no payout.

(6) The restricted stock vests in full on March 8, 2012, subject to accelerated vesting in the circumstances described under the caption "Compensation Discussion and Analysis — *2007 Retention Award to CEO.*"

Accelerated Vesting of Awards

Under certain circumstances the vesting or payout of stock option, restricted stock and performance share awards may be accelerated as follows.

- *Rule of 65.* If the named executive officer retires or resigns and the sum of his age (minimum age of 55) and years of service equals or exceeds 65, then all restricted stock and stock option awards granted after June 30, 2004 vest in full. Any payouts under any outstanding performance share awards will be based on actual results at the end of the applicable performance period as if the named executive officer were employed throughout such period. Once the named executive officer meets the requirements of our rule of 65, a number of unvested shares of restricted stock that is sufficient to satisfy any tax obligations triggered by such event will vest.
- *Death or Disability.* All restricted stock and stock options vest in full upon the named executive officer's death or disability. Any payouts under any outstanding performance share awards will be based on actual results at the end of the applicable performance period as if the named executive officer were employed throughout such period.
- *Change-in-Control.* Under our non-qualified stock option agreement, a change-in-control would result in a partial vesting acceleration of outstanding options, and a termination without cause (or resignation for good reason) within one year after a change-in-control would result in acceleration of vesting of all outstanding options. Under our restricted stock award agreement, a change-in-control would result in acceleration of vesting of all outstanding restricted shares if (1) the change-in-control results in the named executive officer not being offered employment by the surviving corporation under certain conditions or (2) within one year following the change-in-control, the named executive officer is terminated without cause (or resigns for good reason). Under our performance share award agreement, a change-in-control would result in the number of shares associated with target performance objectives being issued before the end of the performance period if (a) the named executive officer does not accept employment with the surviving corporation upon the change-in-control or (b) within one year after the change-in-control, the named executive officer is terminated without cause (or resigns for good reason).

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR END

The following table sets forth summary information regarding the outstanding equity awards granted to each of the named executive officers as of the end of our 2007 fiscal year.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
Ronald L. Sargent	0	557,653	24.42	7/2/2017	69,640	1,666,485	87,426 (5)	2,324,560
	107,812	323,438	24.50	7/3/2016	375,000 (6)	8,973,750	187,500 (7)	6,730,313
	262,500	262,500	21.29	6/30/2015	76,700	1,835,431	124,200 (8)	2,972,106
	393,750	131,250	19.12	7/1/2014				
	525,000	0	12.88	7/31/2013				
	525,000	0	10.6266	8/31/2012				
	37,500	0	13.46	3/31/2012				
	1,125,000	0	11.60	1/3/2012				
	412,500	0	9.7466	8/5/2011				
	281,250	0	9.9583	10/18/2010				
	337,500	0	10.25	7/31/2010				
	281,250	0	9.375	7/6/2010				
	337,500	0	20.625	7/31/2009				
	151,875	0	19.4166	1/31/2009				

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
John J. Mahoney	0	254,557	24.42	7/2/2017	31,789	760,711	39,908 (5)	1,061,104
	57,712	173,142	24.50	7/3/2016	41,041	982,111	56,700 (8)	1,356,831
	75,000	75,000	21.29	6/30/2015				
	112,500	37,500	19.12	7/1/2014				
	150,000	0	12.88	7/31/2013				
	150,000	0	10.6266	8/31/2012				
	150,000	0	9.7466	8/5/2011				
	157,500	0	9.9583	10/18/2010				
	135,000	0	10.25	7/31/2010				
	135,000	0	20.625	7/31/2009				
Michael A. Miles, Jr.	0	254,557	24.42	7/2/2017	31,789	760,711	39,908 (5)	1,061,104
	57,712	173,142	24.50	7/3/2016	41,041	982,111	56,700 (8)	1,356,831
	112,500	112,500	21.29	6/30/2015				
	168,750	56,250	19.12	7/1/2014				
	225,000	0	16.2666	10/31/2013				
Joseph G. Doody	0	149,104	24.42	7/2/2017	18,621	445,601	23,376 (5)	621,534
	32,541	97,627	24.50	7/3/2016	23,125	553,381	33,210 (8)	794,715
	37,500	37,500	21.29	6/30/2015				
	56,250	18,750	19.12	7/1/2014				
	75,000	0	12.88	7/31/2013				
	75,000	0	10.6266	8/31/2012				
	150,000	0	13.3333	4/3/2012				
	28,700	0	9.7466	8/5/2011				
	7,095	0	8.0679	7/31/2010				
Demos Parneros	0	149,104	24.42	7/2/2017	18,621	445,601	23,376 (5)	621,534
	32,541	97,627	24.50	7/3/2016	23,125	553,381	33,210 (8)	794,715
	37,500	37,500	21.29	6/30/2015				
	56,250	18,750	19.12	7/1/2014				
	75,000	0	12.88	7/31/2013				
	75,000	0	10.6266	8/31/2012				
	9,499	0	13.3533	5/31/2012				
	75,000	0	13.26	5/29/2012				
	18,000	0	9.7466	8/5/2011				
	13,500	0	9.9583	10/18/2010				
	1,702	0	8.0679	7/31/2010				
	18,000	0	10.25	7/31/2010				
	13,500	0	9.375	7/6/2010				
	1,648	0	10.10	4/27/2010				
	18,000	0	20.625	7/31/2009				
	27,000	0	13.3888	7/31/2008				

(1) Stock options vest 25% per year after the date of grant, subject to accelerated vesting in the circumstances described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2007 Fiscal Year table above.

(2) The Expiration Date is the tenth anniversary of the date of grant.

(3) Unless otherwise noted, restricted stock vests 50% two years after the date of grant and 100% three years after the date of grant, subject to accelerated vesting in the circumstances described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2007 Fiscal Year table above.

(4) Based on the fair market value of our common stock on February 2, 2008 ($23.93 per share).

(5) Threshold payout of performance share award that vests subject to satisfaction of performance objectives for the 2007-2009 performance period, with a vesting date in March 2010.

(6) Restricted stock award vesting in full on March 8, 2012, subject to accelerated vesting in the circumstances described under the caption "Compensation Discussion and Analysis—*2007 Retention Award to CEO.*"

(7) Threshold payout of performance share award that vests subject to satisfaction of performance objectives for the 2007-2011 performance period, with a vesting date in March 2012.

(8) Threshold payout of performance share award that vests subject to satisfaction of performance objectives for the 2006-2008 performance period, with a vesting date in March 2009.

OPTION EXERCISES AND STOCK VESTED DURING 2007 FISCAL YEAR

The following table summarizes the option exercises and vesting of stock awards for each of the named executive officers during our 2007 fiscal year.

	Option Awards		Stock Awards	
Name of Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($) (1)	Number of Shares Acquired Upon Vesting (#)	Value Realized on Vesting ($) (2)
Ronald L. Sargent	1,266,875	13,177,402	150,000	3,775,500
John J. Mahoney	877,500	10,232,264	99,289	2,401,194
Michael A. Miles, Jr.	0	0	75,000	1,887,750
Joseph G. Doody	75,000	384,990	37,500	943,875
Demos Parneros	74,250	1,422,519	37,500	943,875

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise.

(2) Represents the fair market value of the stock award on the date of vesting.

NONQUALIFIED DEFERRED COMPENSATION FOR 2007 FISCAL YEAR

The following table sets forth summary information with respect to each of the named executive officers regarding contributions to our Supplemental Executive Retirement Plan (SERP) for our 2007 fiscal year.

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY ($)*	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Ronald L. Sargent	351,881	105,143	105,442	0	2,800,230
John J. Mahoney	98,085	48,965	29,536	0	1,007,773
Michael A. Miles, Jr.	49,042	48,964	12,923	0	305,930
Joseph Doody	484,299	38,683	(37,366)	0	3,165,986
Demos Parneros	41,365	33,017	22,704	0	434,265

* These contribution amounts are included in the All Other Compensation column of the Summary Compensation Table included in this proxy statement.

Our SERP is a non-qualified deferred compensation plan which is generally intended to provide comparable benefits above the applicable limits of our 401(k) qualified plan. Our SERP provides similar investments to our 401(k) plan which consist of 11 investment options as well as 3 asset allocation portfolios. Eligible executives, including the named executive officers, may contribute up to 100% of their base salary and bonus and will receive matching contributions in cash equal to 100% of each dollar saved, up to a maximum of 4% of base salary and bonus. The matching contributions are credited at an interest rate established at the beginning of each year, which is based upon the declared crediting rate on life insurance policies designated by the plan administrator to fund the plan. For 2007, the annual interest rate was 5.32%. The matching contributions generally vest 20% per year during the first five years of service based on hours worked during a calendar year. After five years of service, participants are fully vested in all matching contributions. All of the named executive officers other than Mr. Miles have been employed by us for more than five years and are therefore fully vested in their SERP balances. Benefits generally are paid to the participant in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code.

Potential Payments Upon Termination or Change-in-Control

The tables below show the estimated incremental value transfer to each named executive officer under various scenarios relating to a termination of employment. The tables below and the discussion that follows assume that such termination occurred on February 1, 2008. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement, welfare and other benefits that are available to associates generally.

Fiscal 2007 Termination and Change-in-Control Scenarios

	Retirement or Resignation	Termination for Cause	Termination Without Cause	Resignation for Good Reason	Termination Following Change-in-Control	Change-in-Control Only	Death or Disability
Ronald L. Sargent							
Cash Severance Payment	$ 0	$ 0	$ 5,280,155	$5,280,155	$ 7,920,233	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$ 0	$ 0	$13,799,979	$ 0	$26,157,191	$12,688,293	$26,157,191
SERP Lump Sum Value Payout	$2,800,230	$2,800,230	$ 2,800,230	$2,800,230	$ 2,800,230	$ 0	$ 2,800,230
Continuation of Benefits	$ 0	$ 0	$ 259,453	$ 259,453	$ 390,475	$ 0	$ 630,418
Life Insurance Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Survivor Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 5,004,000
Excise and 409A Tax (Grossed-up)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total	$2,800,230	$2,800,230	$22,139,817	$8,339,838	$37,268,129	$12,688,293	$34,591,839

	Retirement or Resignation	Termination for Cause	Termination Without Cause or Resignation for Good Reason	Termination Following Change-in-Control	Change-in-Control Only	Death or Disability
John J. Mahoney						
Cash Severance Payment	$ 0	$ 0	$1,766,279	$2,355,039	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$3,962,228	$ 0	$3,962,228	$3,962,228	$2,663,288	$3,962,228
SERP Lump Sum Value Payout	$1,007,773	$1,007,773	$1,007,773	$1,007,773	$ 0	$1,007,773
Continuation of Benefits	$ 10,254	$ 10,254	$ 126,768	$ 166,112	$ 0	$ 0
Life Insurance Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$2,020,200
Survivor Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$2,356,900
Total	$4,980,255	$1,018,027	$6,863,048	$7,491,152	$2,663,288	$9,347,101
Michael A. Miles, Jr.						
Cash Severance Payment	$ 0	$ 0	$1,742,397	$2,323,197	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$ 0	$ 0	$ 0	$4,879,078	$2,710,587	$4,879,078
SERP Lump Sum Value Payout	$ 296,137	$ 296,137	$ 296,137	$ 296,137	$ 0	$ 305,930
Continuation of Benefits	$ 0	$ 0	$ 15,478	$ 21,144	$ 0	$ 0
Life Insurance Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$1,500,000
Survivor Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$2,356,900
Total	$ 296,137	$ 296,137	$2,054,012	$7,519,556	$2,710,587	$9,041,908
Joseph G. Doody						
Cash Severance Payment	$ 0	$ 0	$ 885,803	$1,328,705	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$ 0	$ 0	$ 0	$2,692,720	$1,551,850	$2,692,720
SERP Lump Sum Value Payout	$3,165,986	$3,165,986	$3,165,986	$3,165,986	$ 0	$3,165,986
Continuation of Benefits	$ 0	$ 0	$ 51,684	$ 77,673	$ 0	$ 0
Life Insurance Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$1,567,200
Survivor Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$1,671,680
Total	$3,165,986	$3,165,986	$4,103,473	$7,265,084	$1,551,850	$9,097,586
Demos Parneros						
Cash Severance Payment	$ 0	$ 0	$ 823,934	$1,235,901	$ 0	$ 0
Value of Accelerated Vesting of Equity Compensation	$ 0	$ 0	$ 0	$2,692,720	$1,551,850	$2,692,720
SERP Lump Sum Value Payout	$ 434,265	$ 434,265	$ 434,265	$ 434,265	$ 0	$ 434,265
Continuation of Benefits	$ 0	$ 0	$ 26,097	$ 39,377	$ 0	$ 0
Life Insurance Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$1,567,200
Survivor Death Benefit Payout	$ 0	$ 0	$ 0	$ 0	$ 0	$1,671,680
Total	$ 434,265	$ 434,265	$1,284,296	$4,402,263	$1,551,850	$6,365,865

Retirement or Resignation

If a named executive officer who satisfies the conditions of our rule of 65 retires or resigns, all restricted stock and stock option awards granted to such named executive officer after June 30, 2004 will vest in full. Under our rule of 65, performance share awards held by such named executive officer will not be accelerated upon his retirement or resignation and the share payout, if any, will be based on actual results and occur at the end of the performance period as if he had been employed on such date. A named executive officer who satisfies the conditions of our rule of 65 may exercise any vested options within three years of his retirement or resignation. Our rule of 65 is described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2007 Fiscal Year table earlier in this proxy statement. Only Mr. Mahoney met the age and service requirements under our rule of 65 as of February 1, 2008. The value of accelerated vesting of equity compensation listed in the table above represents unvested restricted stock and stock option awards and unearned shares covered by performance share awards held by Mr. Mahoney. The named executive officer's benefits under our Supplemental Executive Retirement Plan (SERP), which include contributions by us and the named executive officer and any investment gains, generally will be paid in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. Mr. Mahoney's continuation of benefits represents the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination for Cause

In the event of a termination for cause, the named executive officer is entitled to his contributions and our matching contributions to our SERP and any investment gains on such contributions. Mr. Mahoney's continuation of benefits represents the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination without Cause or Resignation for Good Reason — Severance Benefits Agreements

We have entered into severance benefit agreements with each of the named executive officers that provide compensation following a termination without cause or resignation for good reason. The circumstances constituting cause or good reason are specifically described in the severance benefits agreements for the named executive officers, which are listed as exhibits to our most recent Annual Report on Form 10-K. In general,

- a termination will be for cause if the named executive officer has willfully failed to perform his duties, breached any confidentiality or non-compete agreement with us, or engaged in misconduct that harms us; and
- the named executive officer will have good reason to resign if we significantly diminish his authority or responsibilities, reduce his salary or eligibility for bonus and other benefits, or require that he relocate his office more than 50 miles following a change-in-control of Staples.

Under the severance benefits agreements, following our termination of the named executive officer's employment without cause or the named executive officer's resignation for good reason:

- Mr. Sargent is entitled to continuation of salary, bonus and certain health and welfare benefits for 24 months. If Mr. Sargent's severance payments become subject to additional tax under Section 409A of the Internal Revenue Code, we will reimburse Mr. Sargent for the amount of such tax (and any taxes on such reimbursement).
- Messrs. Mahoney and Miles are entitled to continuation of salary, bonus and certain health and welfare benefits for 18 months.
- Messrs. Doody and Parneros are entitled to continuation of salary, bonus and certain health and welfare benefits for 12 months.

In addition, under Mr. Sargent's severance benefits agreement, if we terminate Mr. Sargent's employment without cause (but not if Mr. Sargent resigns for good reason), all of his stock options become exercisable in full and any restrictions on the vesting of his restricted stock awards lapse.

The cash severance payments listed in the tables above represent the value of salary and bonus continuation to the named executive officers under the severance benefits agreements. The values of accelerated vesting of equity compensation listed in the tables above represent unvested restricted stock and stock option awards held by Messrs. Sargent and Mahoney, exclude the unearned shares covered by Mr. Sargent's performance share awards, and include the unearned shares covered by Mr. Mahoney's performance share awards. Mr. Sargent's unvested restricted stock and stock option awards are accelerated upon termination without cause pursuant to his severance benefits agreement, and his performance share awards are forfeited upon termination without cause or resignation for good reason. Under our rule of 65, Mr. Mahoney's unvested restricted stock and stock option awards are accelerated and the share payout, if any, under his performance share awards will be based on actual results and occur at the end of the performance period as if he had been employed throughout such period. Any vested stock options may be exercised by the named executive officer within three years following termination without cause or resignation for good reason. The named executive officer's benefits under our SERP, which include contributions by us and the named executive officer and any investment gains, generally will be paid in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. The continuation of benefits listed in the tables above include health, dental and executive life insurance coverage provided under the severance benefits agreements and, for Mr. Mahoney, the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend. The individual components comprising the continuation of benefits are set forth in the table below.

Continuation of Benefits — Termination without Cause or Resignation for Good Reason

Name	Health	Dental	Executive Life Insurance	Long-Term Care
Ronald L. Sargent	$16,450	$943	$242,060	0
John J. Mahoney	11,972	781	103,761	$10,254
Michael A. Miles, Jr.	11,972	781	2,725	0
Joseph G. Doody	4,950	253	46,481	0
Demos Parneros	7,833	515	17,749	0

Termination Following Change-in-Control — Severance Benefits Agreements

Under our severance benefits agreements with the named executive officers, if we terminate the named executive officer's employment without cause or the named executive officer resigns for good reason within two years following a change-in-control of Staples, the named executive officer would receive payments in addition to those triggered by a termination without cause or resignation for good reason. The circumstances constituting a change-in-control of Staples are specifically described in the severance benefits agreements for the named executive officers, which are listed as exhibits to our most recent Annual Report on Form 10-K. In general, a change-in-control will occur if another person becomes the owner of 30% or more of the combined voting power of our stock, there is an unwelcome change in a majority of the members of our Board of Directors, or our stockholders approve a merger with another entity in which our stockholders fail to own more than 75% of the combined voting power of the surviving entity. Upon a termination following a change-in-control, Mr. Sargent would receive an additional 12 months of salary, bonus, and certain health and welfare benefits, and each other named executive officer would receive an additional six months of salary, bonus and health and welfare benefits. Under the terms of Mr. Sargent's severance benefits agreement, we will also reimburse Mr. Sargent for any excise tax under Section 280G of the Internal Revenue Code and any additional tax under Section 409A of the Internal Revenue Code incurred in connection with a termination without cause or resignation for good reason following a change-in-control of Staples. In addition, the vesting or payout of the named executive officers' restricted stock awards, stock option awards and performance share awards is accelerated following a change-in-control, as described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2007 Fiscal Year table earlier in this proxy statement.

The cash severance payments listed in the tables above represent the value of salary and bonus continuation to the named executive officers under the severance benefits agreements. The values of accelerated vesting of equity compensation listed in the tables above represent unvested restricted stock and stock option awards held by the named executive officers and the unearned shares covered by their performance share awards. The named executive officer may exercise any vested options within three years of the termination date under our rule of 65 and otherwise within 6 months of the termination date. The named executive officer's benefits under our SERP, which include contributions by us and the named executive officer and any investment gains, generally will be paid in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. Our Board of Directors may also direct that our SERP be terminated within 12 months of the change-in-control and that all participants be fully vested in their accounts, with assets being distributed within 12 months of the termination date. The continuation of benefits listed in the tables above include health, dental and executive life insurance coverage provided under the severance benefits agreements and, for Mr. Mahoney, the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend. The individual components comprising the continuation of benefits are set forth in the table below.

Continuation of Benefits — Termination Following Change-in-Control

Name	Health	Dental	Executive Life Insurance	Long-Term Care
Ronald L. Sargent	$25,928	$1,457	$363,090	0
John J. Mahoney	16,450	1,060	138,348	$10,254
Michael A. Miles, Jr.	16,450	1,060	3,634	0
Joseph G. Doody	7,566	385	69,722	0
Demos Parneros	11,972	781	26,624	0

Change-in-Control Only

Under our non-qualified stock option agreements with all of our associates, including the named executive officers, a change-in-control would result in a partial vesting acceleration of outstanding options. Specifically, the vesting schedule of such options would accelerate such that an additional 25% of the underlying shares would become immediately exercisable and the remaining unvested shares would vest ratably on each vesting date following such change-in-control. The circumstances constituting a change-in-control of Staples are specifically described in our form of non-qualified stock option agreement, which is listed as an exhibit to our most recent Annual Report on Form 10-K. In general, a change-in-control will occur if another person becomes the owner of 30% or more of the combined voting power of our stock, there is an unwelcome change in a majority of the members of our Board of Directors, or our stockholders approve a merger with another entity in which our stockholders prior to the merger fail to own more than 75% of the combined voting power of the surviving entity.

Death or Disability

If the termination is due to the named executive officer's death, his beneficiaries or estate would be entitled to a lump sum payment from our life insurance carrier, payments from our survivor benefit plan and a lump sum payment under our SERP which, for Mr. Miles, would include otherwise unvested amounts. Payments under our survivor benefit plan would be made monthly over a period of three years. Mr. Sargent's life insurance coverage is in the form of a second-to-die policy providing for payments upon his death only if his wife's death precedes his or occurs at the same time. For purposes of the table above, we have assumed that payments under this policy (which would amount to approximately $12,690,000) are not triggered. In the event that Mr. Sargent were to die first, we would continue to pay the executive life insurance premiums needed to support the $12,690,000 death benefit.

If the termination is due to the named executive officer's disability, he would be entitled to receive a distribution from our SERP which, for Mr. Miles, would include otherwise unvested amounts, generally in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal

Revenue Code. The named executive officer would also be entitled to receive disability payments from our disability carriers, if the named executive officer has enrolled in such policy. Disability coverage is generally designed to replace 60% of the named executive officer's compensation up to $400,000 for Mr. Doody and up to $600,000 for each of the other named executive officers. In addition, executive life insurance premiums will be continued to age 65 as necessary to support the life insurance coverage in place at the time of disability.

Termination due to death or disability would result in vesting acceleration of certain equity awards, which is described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2007 Fiscal Year table earlier in this proxy statement. The values of accelerated vesting of equity compensation listed in the tables above represent unvested restricted stock and stock option awards held by the named executive officers and the unearned shares covered by their performance share awards. In general, any vested stock options may be exercised by the named executive officer or his estate within one year following termination for death or disability.

Agreements Affecting Payments

Each of the named executive officers has executed a Non-Competition and Non-Solicitation Agreement and a Confidentiality Agreement that cover the two year period subsequent to termination of his employment. Violation of any of the terms of these agreements entitles us to recover any severance payments and value received in connection with any equity awards. In addition, if a named executive officer is terminated for cause or we determine within 6 months of a named executive officer's resignation that his prior conduct warranted termination for cause, any vested equity awards will be forfeited and we may recover any profit earned upon the sale or other transfer by the named executive officer of any vested equity awards.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our equity compensation plans as of February 2, 2008. The equity compensation plans under which we may grant additional equity awards consist of the Amended and Restated 2004 Stock Incentive Plan, the Amended and Restated 1998 Employee Stock Purchase Plan and the Amended and Restated International Employee Stock Purchase Plan.

EQUITY COMPENSATION PLAN INFORMATION AT 2007 FISCAL YEAR END

Plan category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) (1)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (2) (c)
Equity compensation plans approved by security holders	53,736,777 (3)	$16.99	19,024,593 (4)
Equity compensation plans not approved by security holders	91,314 (5)	13.66	1,619,277 (6)
Total	53,828,091	$16.98	20,643,870

(1) Weighted-average exercise price calculation excludes outstanding performance share awards and includes restricted stock units that do not have an exercise price. Excluding restricted stock units, the weighted-average exercise price of outstanding options, warrants and rights would be $17.93 for equity compensation plans approved by security holders, $13.66 for equity compensation plans not approved by security holders and $17.92 for all equity compensation plans.

(2) Does not include up to a maximum of approximately 48,600,000 additional shares that may become available for issuance under the Amended and Restated 2004 Stock Incentive Plan through the expiration, termination, surrendering, cancellation, forfeiture or settlement of options or restricted stock awards granted under the Amended and Restated 1992 Equity Incentive Plan (the "1992 Plan"), as provided in the Amended and Restated

2004 Stock Incentive Plan. In addition to being available for future issuance upon exercise of options that may be granted after February 2, 2008, one-half of the total number of shares of common stock covered by the Amended and Restated 2004 Stock Incentive Plan (including any shares that may become available through the 1992 Plan, as described above) may be granted in the form of restricted stock or other stock-based awards other than options or stock appreciation rights.

(3) Issued pursuant to our Amended and Restated 1990 Director Stock Option Plan, the 1992 Plan and our Amended and Restated 2004 Stock Incentive Plan. With respect to these three plans, we continue to grant equity awards only under the Amended and Restated 2004 Stock Incentive Plan. Includes a number of shares estimated as of our 2007 fiscal year end that are issuable under performance share awards described under the heading "Long-Term Equity Incentives" in the Compensation Discussion and Analysis section of this proxy statement.

(4) Includes 1,971,262 shares issuable under our Amended and Restated 1998 Employee Stock Purchase Plan and 302,537 shares issuable under our Amended and Restated International Employee Stock Purchase Plan, of which 611,590 shares and 127,207 shares, respectively, are issuable in connection with the current offering period that ends on June 30, 2008, assuming that our associates enroll to the same extent they did during the offering period that ended on December 31, 2007 and based on a fair market value of $22.20 per share for our common stock on January 2, 2008 (the first business day of the current offering period). In the event the fair market value of our common stock is less than $22.20 per share on June 30, 2008, we will issue additional shares for the current offering period.

(5) Issuable pursuant to our 1997 United Kingdom Company Share Option Plan. We no longer grant equity awards under the 1997 United Kingdom Company Share Option Plan.

(6) Includes 1,619,277 shares issuable under our 1997 United Kingdom Savings Related Share Option Plan, of which 12,500 shares are issuable in connection with the current outstanding options assuming associates elect to use all of their savings under that plan to purchase our common stock.

1997 United Kingdom Savings Related Share Option Plan

In August 1997, our Board of Directors adopted the 1997 United Kingdom Savings Related Share Option Plan (the "UK Savings Plan"), pursuant to which an aggregate of 1,687,500 shares of common stock may be issued to eligible associates whose employment relationship with Staples or a participating subsidiary is subject to United Kingdom income tax law. The UK Savings Plan, which was approved by the Department of Inland Revenue of the United Kingdom in December 1997, is designed to encourage eligible associates to save money and purchase shares of our common stock at a discounted price. We filed the UK Savings Plan with the Securities and Exchange Commission as an exhibit to our Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

Each associate, including an officer or director who is also an associate, may participate in the UK Savings Plan, provided he or she is eligible to participate in such plan under applicable United Kingdom tax law and (1) has been employed by us or a participating subsidiary for at least 90 continuous days on the invitation date or (2) is designated by our Board of Directors as an eligible associate.

The UK Savings Plan, which is implemented through invitations, provides eligible associates with the opportunity to make monthly deductions from their pay of between 5 British pounds and 250 British pounds over a three-year period for investment in an interest bearing tax-free account. The associates' savings are used to purchase our common stock at a discounted price equal to 15% less than the fair market value of our common stock on the invitation date. Subject to limited exceptions, at the end of the three-year period, associates have six months to decide whether to withdraw their savings and guaranteed bonus in cash, purchase our common stock at the discounted price, or buy some of our common stock at the discounted price and keep some of the cash accumulation.

The UK Savings Plan is administered by our Board of Directors and the Compensation Committee of our Board of Directors. Our Board of Directors and our Compensation Committee have the authority to make rules and regulations for the administration of the UK Savings Plan. Pursuant to the terms of the UK Savings Plan, our Board of Directors has appointed the Compensation Committee to administer certain aspects of the UK Savings Plan. Our Board of Directors may at any time amend or terminate the UK Savings Plan as long as the amendment or termination does not prejudice the rights of any participant without the prior consent of such participant. The

UK Savings Plan contains provisions relating to the exercise or disposition of options in the event of the illness, disability, retirement, or death of the associate or a change-in-control, reconstruction or winding up of Staples.

Options can no longer be granted pursuant to the UK Savings Plan after August 2007. As of February 2, 2008, 119 associates have outstanding awards under the UK Savings Plan.

1997 United Kingdom Company Share Option Plan

In August 1997, our Board of Directors adopted the 1997 United Kingdom Company Share Option Plan (the "UK Option Plan"), pursuant to which stock options for up to 1,687,500 shares of our common stock could be granted to our associates and our subsidiaries' associates, other than executive officers and directors. On June 17, 2004, when our stockholders approved our Amended and Restated 2004 Stock Incentive Plan, we ceased granting stock options under the UK Option Plan. We used the UK Option Plan to compensate associates working in our United Kingdom businesses. Associates working in our United Kingdom businesses were also eligible to receive options under our stockholder-approved equity plans. We filed the UK Option Plan with the Securities and Exchange Commission as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 1998.

The UK Option Plan was designed to be approved by the United Kingdom's Department of Inland Revenue so that associates would not be obligated to pay income tax on the difference between the exercise price of the option and fair market value of our common stock at the option's exercise date. The Department of Inland Revenue approved the UK Option Plan in January 1998. Participants in the UK Option Plan could be granted, in the aggregate over the life of the UK Option Plan, up to 30,000 British pounds of tax-advantaged options. Eligible associates could receive additional non-tax advantaged options under the UK Option Plan.

The UK Option Plan is administered by our Board of Directors. Our Board of Directors is authorized to adopt, amend and repeal the administrative rules, guidelines and practices relating to the UK Option Plan and to interpret the provisions of the UK Option Plan. Our Board of Directors may amend, suspend or terminate the UK Option Plan at any time. As noted above, our Board terminated the UK Option Plan, effective June 17, 2004, with respect to future awards. Our Board of Directors has delegated to the Compensation Committee authority to administer certain aspects of the UK Option Plan.

Our Board of Directors or the Compensation Committee selected the recipients of options under the UK Option Plan and determined (1) the number of shares of our common stock covered by such options, (2) the dates upon which such options become exercisable (which is typically 25% on the first anniversary of the date of grant and 2.083% monthly thereafter), (3) the exercise price of options (which may not be less than the fair market value of our common stock on the date of grant), and (4) the duration of the options (which may not exceed 10 years). With respect to options granted within the 30,000 British pound limit, preferential tax treatment generally may only be obtained on the exercise of the option if the option is exercised after the third and before the tenth anniversary of the date of grant and more than three years after the previous exercise of an option which has received preferential tax treatment.

Our Board of Directors is required to make appropriate adjustments in connection with the UK Option Plan and any outstanding options under the UK Option Plan to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The UK Option Plan also contains provisions relating to the disposition of options in the event of a merger, consolidation, sale of all or substantially all of the assets, or liquidation of Staples.

As of February 2, 2008, approximately 157 associates have outstanding awards under the UK Option Plan.

Compensation Committee Interlocks and Insider Participation

During our 2007 fiscal year, Ms. Barnes, Mr. Blank, Ms. Burton, Ms. Meyrowitz and Mr. Trust served on the Compensation Committee and were independent directors during such service. Mr. Trust replaced Ms. Barnes on the Compensation Committee in June 2007 following her departure from our Board of Directors at our 2007 Annual Meeting, and Ms. Meyrowitz joined the Compensation Committee upon her initial election to our Board of Directors in December 2007. None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Compensation Committee. In addition, none of our executive officers has served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on our review of copies of reports filed by the directors, executive officers and beneficial owners of more than 10% of our common stock required to file such reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, we believe that all of our directors and executive officers complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 except that Mr. Mahoney filed a Form 5 on March 4, 2008 to report the sale of shares to Staples to satisfy tax withholding obligations associated with the vesting of restricted stock on December 19, 2007 required to be reported on a Form 4.

Securities and Exchange Commission Filings

We file annual, quarterly and current reports, as well as other information with the Securities and Exchange Commission. You may read and copy any document that we file with the Securities and Exchange Commission at its Internet Web site at *www.sec.gov* or at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. **If you would like to receive a copy of our Annual Report on Form 10-K for our 2007 fiscal year, or any of the exhibits listed therein, please call or submit a request in writing to Investor Relations, Staples, Inc., 500 Staples Drive, Framingham, MA 01702, telephone (800) 468-7751, and we will provide you with the Annual Report without charge, or any of the exhibits listed therein upon the payment of a nominal fee (which fee will be limited to the expenses we incur in providing you with the requested exhibits).**

Staples, Inc.
Executive Officer Incentive Plan
Fiscal Years 2008 - 2012

I. Summary and Objectives

Staples, Inc. ("Staples") has developed this Executive Officer Incentive Plan (the "Incentive Plan") to provide opportunities for Plan Participants (as defined below) to earn financial rewards for their role in ensuring that Staples meets its annual performance targets. The Incentive Plan aims to align the interests of the Plan Participants with those of our shareholders. Bonus awards are based on actual results measured against pre-established company financial objectives. Bonus awards are intended to provide a reward to Plan Participants and supplement the base salary program.

II. Term of Plan

The Incentive Plan will cover five fiscal years, beginning with the 2008 fiscal year (beginning February 3, 2008) and ending with the 2012 fiscal year (ending February 2, 2013). Each such fiscal year is referred to herein as a "Plan Year".

III. Eligibility

Provided that the Compensation Committee of the Board of Directors (the "Committee") determines that Staples meets the applicable performance objectives for a particular Plan Year, as set forth below, and all other eligibility requirements are met, the following guidelines will be used to determine Plan Participants' bonus award eligibility. Except as set forth in Section III. D with respect to a Plan Participant's death, bonus awards are not guaranteed and will not be paid unless Staples meets the required objectives set forth in the Incentive Plan and the Committee authorizes the payment of bonus awards.

A. General Eligibility Requirements

Each executive officer of Staples, within the meaning of the rules and regulations promulgated by the Securities and Exchange Commission, will be eligible to participate in the Incentive Plan, except that an executive officer whose employment terminates prior to the end of a Plan Year, other than as a result of permanent disability, death or retirement, will not be eligible to receive a bonus award under the Incentive Plan for that Plan Year (each a "Plan Participant").

B. Changes in Position

A Plan Participant who changes from one position to another will be eligible for a prorated bonus award as follows:

1. A Plan Participant who transfers from an Incentive Plan eligible position into a position eligible for another bonus plan is eligible for a prorated bonus award under the Incentive Plan based on the number of days the associate was a Plan Participant during the applicable Plan Year. The associate's eligibility for a bonus for the new position, if any, will be determined in accordance with any applicable bonus plan for that position.

2. A Plan Participant who changes from one Incentive Plan eligible position to another, through a promotion, transfer or demotion, is eligible for a prorated bonus award for each position based on the number of days the associate held such position during the applicable Plan Year.

C. Leaves of Absence

A Plan Participant who is on a company-approved leave of absence in excess of 90 days during a Plan Year will not be eligible for a bonus award for the portion of his or her leave over 90 days unless otherwise approved by the Committee.

D. Retirement, Disability or Death

Retirement: If a Plan Participant terminates his or her employment after attaining age 55 and if at the time of such termination of employment the sum of the years of service (as determined by the Board of Directors of Staples) completed by the associate plus the associate's age is greater than or equal to 65, the associate will be eligible for a prorated bonus award based on the number of days the associate was employed by Staples during the applicable Plan Year.

Disability: If a Plan Participant's employment is terminated due to permanent disability before the end of the Plan Year, the associate will be eligible for a prorated bonus award based on the number of days the associate was employed by Staples during the applicable Plan Year.

In each case described above, no prorated bonus will be paid unless all of the applicable requirements set forth in the Incentive Plan are met, including without limitation that the Committee determines that Staples meets the applicable performance objectives for a particular Plan Year and authorizes the payment of bonus awards.

Death: If a Plan Participant's employment is terminated due to death before the end of the Plan Year, 100% of the Plan Participant's Target Award for such Plan Year will be paid within 60 days of such termination; provided, that if such termination occurs during the Plan Participant's first Plan Year under the Incentive Plan, the bonus award will be prorated based on the number of days the associate was employed by Staples during the applicable Plan Year, calculated as if the associate had been employed by Staples through the end of the Plan Year.

E. Employment and Compliance

As described under "General Eligibility Requirements," and except as set forth in Section III. D, a Plan Participant must be employed as of the last day of the Plan Year in order to be eligible for a bonus. If the employment of a Plan Participant terminates during a Plan Year for any reason other than retirement (as defined above), permanent disability or death, no bonus will be paid to the Plan Participant for that Plan Year.

In addition, a Plan Participant must comply with all applicable state and federal regulations and Staples' policies (the "Compliance Requirements") in order to be eligible to receive a bonus award under the Incentive Plan. A Plan Participant who is terminated after the end of a Plan Year, but before bonus awards for such Plan Year are distributed, for violating any of the Compliance Requirements will not be eligible to receive a bonus award for such Plan Year.

IV. The Plan

Within 90 days after the beginning of each Plan Year, the Committee will establish specific performance objectives for the payment of bonus awards for that Plan Year. The performance objectives for each Plan Year will be based on one or more of the following measures: sales, earnings per share, return on net assets, return on equity and customer service levels. These performance objectives are intended to establish the benchmark of success for Staples. The Committee may determine that special one-time or extraordinary gains or losses, including without limitation as a result of certain acquisitions or divestitures and changes in accounting principles, should or should not be included in determining whether such performance objectives have been met. In addition, customer service target levels will be based on pre-determined tests of customer service levels, including without limitation scores on blind test ("mystery") shopping, customer comment card statistics, customer relations statistics (e.g., number of customer complaints), delivery response levels or customer satisfaction surveys conducted by a third party.

For each Plan Year, a specified percentage (which may vary from Plan Year to Plan Year) of each Target Award (as defined below) will be based upon each of the performance objectives selected by the Committee for that Plan Year. For each of the performance objectives, a specified percentage of the portion of the Target Award that is based on that particular performance objective will be paid based on the level of performance achieved. Each performance objective has a threshold performance level that must be achieved for any of the bonus award to be paid for such objective. Except as set forth in Section III. D with respect to a Plan Participant's death, no bonus will be paid under the Incentive Plan for a Plan Year if the minimum earnings per share goal established for such Plan Year is not achieved, regardless of whether any other performance objective is achieved. The maximum bonus award payable to an executive officer for any Plan Year is $4 million. In addition, the Committee presently intends to limit bonus awards to 200% of a Plan Participant's Target Award.

V. Payment Calculations

Each Plan Participant will have a target bonus award (a "Target Award") for each Plan Year. Target Awards will be expressed as a percentage of the actual base salary paid to the Plan Participant during the Plan Year. The percentages will be determined by the Committee based on the Plan Participant's job level and responsibilities and may vary for different officers or business units. At the end of the Plan Year, the Committee shall determine the amount, if any, to be paid to each Plan Participant based on the extent that the performance goals established for the Plan Participant were achieved and shall authorize payment by Staples to the Plan Participant; provided that the Committee may use negative discretion to decrease, but not increase, the amount of any bonus award otherwise payable to a Plan Participant.

Any bonus checks will be distributed to Plan Participants within 2½ months following the end of the applicable Plan Year.

VI. Plan Administration

A. Administration

The Incentive Plan will be administered by the Committee. The Committee will have broad authority for: determining target bonuses and selecting performance objectives, as described below; for adopting rules and regulations relating to the Incentive Plan; and for making decisions and interpretations regarding the provisions of the Incentive Plan, including determining to what extent, if any, specific items are to be counted in the relevant financial measures for any particular business, the satisfaction of performance objectives and the payment of awards under the Incentive Plan.

B. Employment at Will

The Incentive Plan does not create an express or implied contract of employment between Staples and a Plan Participant. Both Staples and the Plan Participants retain the right to terminate the employment relationship at any time and for any reason.

C. Bonus Provisions (Amendments and Termination)

Bonuses are not earned or vested until actual payments are made. Staples reserves the right at any time prior to actual payment of bonus awards to amend, terminate or discontinue the Incentive Plan in whole or in part whenever it is considered necessary.

The Incentive Plan may be amended or terminated by either the Board of Directors or the Committee, provided that (1) no amendment or termination of the Incentive Plan after the end of a Plan Year may adversely affect the rights of Plan Participants with respect to their bonus awards for that Plan Year, and (2) no amendment which would require stockholder approval under Section 162(m) of the Internal Revenue Code may be effected without such stockholder approval.

D. Rights are Non-Assignable

Neither the Plan Participant nor any beneficiary nor any other person shall have any right to assign the right to receive payments hereunder, in whole or in part, which payments are non-assignable and non-transferable, whether voluntarily or involuntarily.

E. Withholding

All required deductions, including without limitation with respect to federal, state or local taxes, will be withheld from the bonus awards prior to distribution.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended
February 2, 2008

Commission File Number
0-17586

STAPLES, INC.

(Exact name of registrant as specified in its charter)

Delaware
(State of Incorporation)

04-2896127
(I.R.S. Employer Identification No.)

Five Hundred Staples Drive,
Framingham, Massachusetts 01702
508-253-5000
(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $0.0006 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the last sale price of Staples' common stock on August 3, 2007, as reported by NASDAQ, was approximately $16.5 billion. In determining the market value of non-affiliate voting stock, shares of Staples' common stock beneficially owned by each executive officer and director have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had 700,981,803 shares of common stock, par value $0.0006, outstanding as of February 29, 2008.

Documents Incorporated By Reference

Listed below is the document incorporated by reference and the part of the Form 10-K into which the document is incorporated:

Portions of the Proxy Statement for the 2008 Annual Meeting of Stockholders	Part III

PART I

Item 1. Business

Staples

Staples is the world's leading office products company. We pioneered the office products superstore concept by opening the first office products superstore in Brighton, Massachusetts in 1986 to serve the needs of small businesses. Staples, Inc. and its subsidiaries ("we", "Staples" or the "Company") operate three business segments: North American Retail, North American Delivery, and International Operations. Additional information regarding our operating segments is presented in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report on Form 10-K, and financial information regarding these segments is provided in Note K in the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

Business Strategy

We view the office products market as a large, diversified market for office supplies and services, business machines and related products, computers and related products, and office furniture. We effectively reach each sector of the office products market through three sales channels designed to be convenient to the needs of our customers: retail stores, catalog, and Internet. Our retail and delivery businesses attract different customer groups with distinct purchasing behaviors. Our retail stores target home offices (customers spending over $500 per year on office products excluding computers and furniture, including home-based businesses and teachers), and small businesses with up to 10 office workers. Our retail stores also serve a customer group we refer to as "casual consumers", who shop less frequently than home office and small business customers. Our catalog and Internet businesses primarily target small businesses and organizations with up to 20 office workers. Our Contract business targets medium-size businesses and organizations with between 20 and 500 office workers as well as Fortune 1000 companies. Our ability to address customer groups with different needs increases and diversifies our available market opportunities; increases awareness of the Staples brand among customers in all segments, who often shop across multiple sales channels; and allows us to benefit from a number of important economies of scale, such as increased buying power, enhanced efficiencies in distribution and advertising, and improved capacity to leverage general and administrative functions.

We strive to provide superior value to our customers through a combination of everyday low prices, a broad selection of products, high quality and innovative Staples brand products, convenient store locations, easy to use web sites, reliable and fast order delivery, and excellent customer service. Our strategy is to maintain our leadership in the office products industry through our focus on three principles: differentiating ourselves by delivering on our brand promise: *we make buying office products easy;* achieving industry-best execution; and expanding our share in every market where we operate.

North American Retail

Our North American Retail segment, consisting of 1,738 stores throughout the United States and Canada at the end of fiscal 2007, generates the majority of our sales and profits. Our North American retail stores are located in 47 states, the District of Columbia, 10 Canadian provinces and 2 Canadian territories in both major metropolitan markets and smaller markets. We operate multiple retail formats tailored to the unique characteristics of each location, including our 20,000 square foot prototypical "Dover" superstore, representing the majority of our U.S. store base; a 14,600 square foot format designed for rural markets; and a 10,000 square foot store suited to dense, urban markets such as New York City. The customer-friendly "Dover" design appeals to the customer with an open store interior that gives the customer a better view of our wide selection of products, making it easier to find what they are shopping for. Currently, we operate more than 750 "Dover" stores, and have implemented key elements of the "Dover" model in the majority of our prior store formats. We are also currently testing a 4,000 square foot stand-alone copy and print shop format to address the attractive quick-print market opportunity. This store is designed for prime, urban locations with a full-service copy and print offering and a 1,200 stock keeping unit (SKU) supplies assortment.

Our strategy for our North American superstores focuses on several key objectives: offer an easy-to-shop store environment with quality products that are in-stock and easy to find, with fast checkout and courteous, helpful and knowledgeable sales associates. Store associates are trained to deliver excellent service through our "Easy" service model, which encourages engagement with customers and solution selling. As part of our strategy of delivering on our

"Easy" brand promise, we focus on several key categories for which our customers rely on us to be an authority: ink and toner, paper, business machines, and copy and print services.

Our real estate strategy is to expand our store base in a steady and disciplined fashion to produce strong sales and yield high returns on our investments. We believe that our network of stores and delivery businesses in various metropolitan markets enhances our profitability by allowing us to leverage marketing, distribution and supervision costs. In determining where to open new retail stores, we assess potential real estate sites through a stringent approval process which evaluates the financial return for each store. Our evaluations consider such factors as the concentration of small and medium-sized businesses and organizations, the number of home offices, household income levels, our current market presence, proximity to competitors, the availability of quality real estate locations and other factors.

We plan to open approximately 100 new stores in North America in 2008, compared to 120 new stores in 2007, and 99 new stores in 2006. The growth program for 2008 will continue to focus on adding stores to existing markets as well as expansion into new markets. We successfully entered the Chicago, Miami and Denver markets over the past few years, and we are well positioned to enter several other major North American markets where we currently have no retail presence.

North American Delivery

Our North American Delivery segment is comprised of three businesses: "Staples Business Delivery", "Quill", and "Contract".

Staples Business Delivery: Our Staples Business Delivery operations combine the activities of our direct mail catalog business, operating since 1990, our *Staples.com* web site, and our Canadian Internet sites. Staples Business Delivery is primarily designed to reach small businesses and home offices, offering next business day delivery for most office supply orders in major metropolitan areas. We market Staples Business Delivery through catalog mailings, direct mail advertising, a telesales group generating new accounts and growing existing accounts, and Internet and other broad-based media advertising.

Quill: Founded in 1956 and acquired by Staples in 1998, Quill is a direct mail catalog and Internet business with a targeted approach to servicing the business product needs of small and medium-sized businesses in the United States. To attract and retain its customers, Quill offers outstanding customer service, Quill brand products, and special services. Quill also operates Medical Arts Press, a specialty Internet and catalog business offering products for medical professionals.

Contract: Our Contract operations focus primarily on serving the needs of medium-sized and large regional companies and large multi-regional companies that often require more service than is provided by a traditional retail or mail order business. Through our Contract sales force, we offer customized pricing and payment terms, usage reporting, the stocking of certain proprietary items, and full service account management.

Our strategies for North American Delivery focus on customer service, customer acquisition and retention, and product penetration to grow our delivery business and increase its profitability. We continue to focus on improving our perfect order metric, which measures the number of orders that we fulfill on time and without error. We have established customer service standards to improve recovery of service failures and to make it easy for customers to resolve any issues with their orders. We are also working to enhance our distribution capabilities to support rapid growth in our delivery businesses by expanding the number of multi-business fulfillment centers and reducing the number of single business facilities, in order to enhance our ability to provide next business day delivery to more markets. We continue to enhance our websites to drive efficiency and customer satisfaction with approximately 75% of our delivery sales processed online. We continue to expand our sales force as we increase our market share and sell a broader assortment of products and services to new and existing customers. Rapid growth in higher margin "share of wallet" categories such as janitorial and break room supplies and copy and print services are designed to drive sales and profitability. In addition to developing our own internal capabilities, we continue to consider acquisition opportunities that either expand our geographic reach or broaden our product and service offerings. Recent acquisitions provided us with the ability to add logoed merchandise, industrial packaging supplies and IT services to our portfolio.

International Operations

Our International Operations consist of retail stores, catalog and Internet businesses operating under various names in 20 countries in Europe, Asia, and South America. As of February 2, 2008, we operated retail stores in Belgium,

Germany, the Netherlands, Portugal, the United Kingdom, China, and through a joint venture in India. In addition, we operate catalog and Internet businesses in Austria, Belgium, the Czech Republic, Denmark, France, Germany, Hungary, Italy, Luxembourg, the Netherlands, Poland, Spain, Sweden, Switzerland, the United Kingdom, China, India, Argentina and Brazil.

Europe is an important market for Staples. We have established a solid foundation to build a successful, high margin business in Europe over the next few years. We are working towards achieving the level of profitability we have attained in our strong multi-channel offering in North America by improving execution, increasing sales of own brand products, and capitalizing on potential synergies in procurement, supply chain activities and shared administrative services. In our retail business, we are implementing strategies that were successful in North America, which focus on developing relationships with small business customers and home offices by driving steady sales of consumable office supplies. We expect to open approximately 10 new stores in Europe in 2008, compared to 7 new stores in 2007, and 6 new stores in 2006. We plan to continue to grow our European business through improved execution, enhanced segmentation of customers, an improved on-line offering and increased sharing of best practices.

Operations in Asia and South America continue to provide a platform for rapid growth. In Asia, we operate a delivery business in Beijing, Shanghai, and Shenzhen in China, a retail business primarily in the Yangtze Delta Region of China and a delivery business in Taiwan through a joint venture with UB Express. In 2007, we announced a joint venture with UPS in China to operate co-branded stores. In total, we operate 32 retail stores in China. Through our joint venture with Future Group, we began to open stores and launched a delivery business in India during 2007. We also operate a delivery business in Argentina and Brazil, with operations in Buenos Aires, Sao Paulo and Brasilia.

Merchandising

We sell a wide variety of office supplies and services, business machines and related products, computers and related products, and office furniture. While our buying and merchandising staff uses integrated computer systems to perform centrally the vast majority of our merchandise planning and product purchasing, some of our business units, particularly Quill, our Canadian operations and our multiple International businesses, leverage our global buying and merchandising staff along with local staff to meet their specific buying and merchandising needs. We purchase products from several hundred vendors worldwide, and we believe that competitive sources of supply are available to us for substantially all of the products we carry.

We have approximately 8,000 SKUs stocked in each of our typical North American retail stores and approximately 15,000 SKUs stocked in our North American Delivery fulfillment centers. Our merchandising team constantly reviews and updates our product assortment to respond to changing customer needs and to maximize the performance of our key categories. Ink and toner remains an important product category, and we continue to gain market share in this area by offering a wide assortment, an in-stock guarantee, and a strong pricing message which communicates the benefits of our loyalty program, cartridge recycling rebates, and multi-pack discounts. We also enhanced our offering with the addition of Dell brand ink and toner late in 2007. Our partnership with Dell is exclusive in the office superstore channel. We continue to partner with the best manufacturers in the office products industry to improve our offering and provide value to customers.

Our product offering includes Staples, Quill, and other proprietary branded products, which together represented approximately 22% of our total sales in 2007. We offer more than 2,000 own brand products, delivering value to our customers with prices that are on average 10% to 15% lower than the national brand. These products also generate higher gross margins on average than national brands. Our own brand strategy focuses on offering national brand quality at lower prices with a full range of marketing initiatives including clear and impactful packaging, in-store displays, sampling and advertising. We have brought to market hundreds of new Staples brand products, many of which are innovative and exclusive to Staples. Stand-out examples of successful innovation include the MailMate shredder, designed to destroy junk mail and look at home on customers' kitchen counters; the "Better Binder", a uniquely durable binder which significantly improved sales in the binder category since its launch; and "M by Staples", a new collection of high quality, fashion-forward office accessories launched during 2007. Our long-term goal is to grow own brand products to 30% of total product sales. Our sourcing office in Shenzhen, China supports our own brand strategy by ensuring high quality and timely delivery, driving lower costs, and bringing new products to market more quickly.

We also offer an array of services, including high-speed, color and self-service copying, other printing services, faxing and pack and ship. The multi-billion dollar copy and print market is highly fragmented, and we believe we have a significant opportunity to gain share in this market. Over the past several years, we have upgraded the technology, signage, labor, training and quality processes in our copy and print centers across the chain. We continue to add new services, such as the capability to print signs and banners and "Business Cards in Minutes", a service that delivers professional quality business cards to customers while they wait. Investments in marketing and pricing drive greater customer awareness of our capabilities, increasing sales and average order size. Our copy and print business is highly profitable, and growth in this area contributes meaningfully to gross margin expansion. Following the success of our retail copy and print business, we began to leverage our sales force and delivery network to offer copy services to our Contract customers. We operate seven dedicated copy facilities to service the copy and print needs of corporate accounts, and we plan to open more Contract copy facilities going forward to meet the growing demand in this category.

Another important service opportunity is in the technology services arena, a fragmented market largely served by local independents. We provide a full range of installation, upgrade, and repair services, as well as data protection, privacy, and security services through our "EasyTech" program. Currently, all of our stores are staffed with at least one Staples EasyTech associate, and we continue to invest in our technology services infrastructure to further develop our range of capabilities.

The following table shows our sales by each major product line as a percentage of total sales for the periods indicated:

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Office supplies and services	41.8%	40.7%	40.1%
Business machines and related products	30.5%	30.2%	30.3%
Computers and related products	20.5%	21.6%	21.9%
Office furniture	7.2%	7.5%	7.7%
	100.0%	100.0%	100.0%

Supply Chain

We operate two distinct networks to service the majority of the replenishment and delivery requirements for North America: a network of 4 retail distribution centers in California, Connecticut, Indiana and Maryland to support our US retail operations, and a separate network of 32 delivery fulfillment centers to support our North American Delivery operations. Most products are shipped from our suppliers to the distribution and fulfillment centers for reshipment to our stores and delivery to our customers through our delivery hubs. Of our 32 North American Delivery fulfillment centers, 14 locations service more than one of our delivery businesses and 6 of the 14 locations support all three of our delivery businesses. We continue to invest in new facilities to support rapid growth and maintain excellent service in our North American Delivery business. We opened new fulfillment centers in Denver and Nova Scotia during 2007.

We believe our distribution centers provide us with significant labor and merchandise cost savings by centralizing receiving and handling functions and by enabling us to purchase in full truckloads and other economically efficient quantities from suppliers. We also believe that the reduction in the number of purchase orders and invoices processed results in significant administrative cost savings. Our centralized purchasing and distribution systems also permit our store associates to spend more time on customer service and store presentation. Since our distribution centers maintain backup inventory, our in-store inventory requirements are reduced, and we operate smaller gross square footage stores than would otherwise be required. A smaller store size reduces our rental costs and provides us with greater opportunity to locate stores closer to our target customers.

Beginning in 2006, we increased our focus on improving our North American Delivery supply chain to support our rapid growth and ensure excellent customer service. We are implementing a series of projects as part of a multi-year program to reduce inventory while maintaining strong performance in our perfect order metric. Our goals are to drive inventory turn improvement; reduce the number of trips per order; leverage logistics expense; increase product margins by stocking more inventory in our own facilities and driving down shrink and damages in our network; drive greater efficiency and throughput in our fulfillment centers; and give our customers more control over how Staples services them.

More recently, we have begun to address supply chain improvement opportunities in our European operations. In 2007, in the United Kingdom, we opened a state of the art distribution center, improving service levels, lowering costs by developing our central distribution capabilities, and replacing less efficient practices of vendors delivering directly to retail stores. We continue to evaluate opportunities for process improvement in our supply chain practices throughout our International operations.

Marketing

We pursue a variety of marketing strategies to maintain high brand awareness, and attract and retain our target customers. These strategies include broad-based media advertising such as television, radio, newspaper circulars, print, and Internet advertising, as well as catalogs, e-mail marketing, loyalty programs, and sophisticated direct marketing capabilities. In addition, we market to larger companies through a combination of direct mail catalogs, customized catalogs, and a field sales force. We change our level of marketing spend, as well as the mix of media employed depending upon market, customer value, seasonal focus, competition, and cost factors. This flexible approach allows us to optimize the effectiveness and efficiency of our marketing expenditures.

Our marketing message focuses on the communication of our brand promise: *we make buying office products easy.* The look and feel of our advertising vehicles reflect our "Easy" brand promise, and we are consistently communicating the brand across all channels and customer touch points, including our signage, television commercials, product placement on national television programs, catalogs, web sites, circulars, direct marketing, and store uniforms.

Our retail, catalog and *Staples.com* marketing efforts generally focus on small businesses and home offices. Our marketing strategies emphasize our strong brand and leverage all of our retail and delivery vehicles to send a consistent message to our core customers. We also target our back-to-school, holiday, and tax-time selling seasons, and drive greater awareness and trial of important growth initiatives such as copy and print services and Staples EasyTech. We continue to improve our systems and capabilities to track our customers' multi-channel purchasing behaviors and to execute more effective direct marketing and customer loyalty programs to drive higher sales across all our channels. In 2007, we relaunched our Staples Rewards program to create a more compelling offer to customers. The enhanced program gives members 10% back in rewards on purchases of ink and toner, paper, and copy center services, which are the products and services our core customers buy most frequently.

Associates and Training

We have a strong corporate culture that values ethics, high performance, entrepreneurship, and teamwork. We place great importance on recruiting, training, retaining, and providing the proper incentives for high quality associates. Offering attractive career opportunities and a commitment to a diverse and safe work environment, we pride ourselves on being a workplace of choice.

We consider customer relations and our associates' knowledge of office products and related capital goods to be significant to our marketing approach and our ability to deliver customer satisfaction. Associates are trained in a number of areas, including, where appropriate, sales techniques, management skills, and product knowledge.

As of February 2, 2008, Staples employed 43,048 full-time and 32,540 part-time associates.

Corporate Values

Staples is committed to responsible corporate citizenship, or what we refer to internally as Staples Soul. Staples Soul is a holistic approach to business that recognizes the close connection between our financial success and our desire to make a positive impact on our associates, communities, and the planet. We believe that by practicing sound ethics, sustaining the environment, embracing diversity, and giving back to the community, we will solidify our place as the world's best office products company.

Ethics—Ethics at Staples is more than a set of policies on paper. It is part of our culture. Staples maintains ethical business practices by encouraging open and honest communication and giving associates practical tools to make sound decisions. We conduct ethics training around the world to help our associates understand that their actions have an impact on other associates, our customers, our suppliers, and our shareholders. Our training identifies ethical dilemmas that associates might face, and provides information on the many ways associates can get help and report concerns. In doing this, we ensure that Staples associates act in the best interest of the company and protect our brand reputation.

Environment—Staples makes it easy for our customers, suppliers and associates to make a difference. We are committed to offering a broad selection of environmentally preferable products, providing easy recycling solutions for customers and associates, investing in renewable energy and energy conservation, and supporting environmental education efforts. These initiatives help preserve natural resources for future generations, while helping meet customer needs, create operational efficiencies, and spark new business opportunities.

Diversity—Diversity at Staples goes beyond race and gender. We believe our workforce and our suppliers must reflect the face of our customers. Therefore, we strive to offer an inclusive business environment that offers diversity of people, thought, experience, and suppliers. Our diverse workforce and network of suppliers deepens our relationships with our customers, gives us the flexibility to react to the ever changing marketplace, and inspires us to think more creatively as a company.

Community—Staples is committed to supporting charitable endeavors that make a difference in each and every community where we operate. Through Staples Foundation for Learning, national charitable partnerships, and in-kind donations, we support communities worldwide by providing resources to non-profit organizations that provide educational opportunities for all people, with a special emphasis on disadvantaged youth. Since 2002, Staples Foundation for Learning has been a national supporter of the Boys and Girls Clubs of America. In 2006, Staples partnered with its first global charity, Ashoka's Youth Venture program, which empowers young adults to act as positive agents for social change in their communities.

Competition

We compete with a variety of retailers, dealers and distributors in the highly competitive office products market. We compete in most of our geographic markets with other high-volume office supply chains, including Office Depot and OfficeMax, as well as mass merchants such as Wal-Mart, warehouse clubs such as Costco, computer and electronics superstores such as Best Buy, copy and print businesses such as FedEx Kinko's, ink cartridge specialty stores, and other discount retailers. In addition, both our retail stores and delivery operations compete with numerous mail order firms, contract stationers, electronic commerce distributors, regional and local dealers and direct manufacturers. Many of our competitors have increased their presence in our markets in recent years. Some of our current and potential competitors are larger than we are and have substantially greater financial resources.

We believe we are able to compete favorably against other high-volume office supply chains, mass merchants and other retailers, dealers and distributors because of several factors: our focus on the business customer and home office; our tenured management team's ability to respond to the dynamic markets in which we operate and the changing needs of our customers; courteous, helpful and knowledgeable associates focused on making it easy for customers to buy office products and services; a wide assortment of office supplies that are in-stock and easy to find; fast checkout; easy to use web sites; reliability and speed of order shipment; convenient store locations; hassle-free returns and fair prices.

Trademarks, Patents, Copyrights, and Domain Names

We own or have applied to register numerous trademarks and service marks in the United States and throughout the world in connection with our businesses. Some of our principal global and regional marks include Staples, the Staples red brick logo, Staples the Office Superstore, the Easy Button, "that was easy", Quill, the Quill feather logo and many other marks incorporating "Staples", which in the aggregate, we consider to be of material importance to our business. While the duration of trademark registrations varies from country to country, trademarks are generally valid and may be renewed indefinitely so long as they are in use and their registrations are properly maintained.

We own and maintain a number of patents internationally on certain products, systems and designs. We also own copyrights for items such as packaging, promotional materials and in-store graphics. In addition, we have registered and maintain numerous Internet domain names, including many that incorporate "Staples".

Available Information

We maintain a web site with the address www.staples.com. We are not including the information contained on our web site as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (SEC).

We were organized in 1985 and are incorporated in Delaware.

Corporate Express Proposal

On February 19, 2008, we announced that we had made a proposal to Corporate Express NV ("Corporate Express"), a Dutch office products distributor with operations in North America, Europe, Australia and New Zealand, to acquire all of the outstanding shares of its ordinary stock for cash consideration of 7.25 Euros per ordinary share, representing a total enterprise value of approximately 2.5 billion Euros (approximately $3.7 billion). Corporate Express, in a public statement issued the same day, rejected our proposal.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, their respective ages and positions as of February 29, 2008 and a description of their business experience is set forth below. There are no family relationships among any of the executive officers named below.

Kristin A. Campbell, age 46

Ms. Campbell has served as Senior Vice President, General Counsel and Secretary since June 2007. Prior to that, she served as Senior Vice President and Deputy General Counsel since March 2002. She has held other roles within Staples since joining in December 1993.

Joseph G. Doody, age 55

Mr. Doody has served as President-Staples North American Delivery since March 2002. Prior to that, he served as President-Staples Contract & Commercial from November 1998, when he first joined Staples, to March 2002.

Christine T. Komola, age 40

Ms. Komola has served as Senior Vice President and Corporate Controller since July 2004. Prior to that, she served as the Senior Vice President, General Merchandise Manager for furniture from January 2002 to July 2004. She has also held other roles within Staples since joining in April 1997, including Assistant Controller, Vice President of Planning, Margin and Control, and Chief Financial Officer of Staples.com.

John J. Mahoney, age 56

Mr. Mahoney has served as Vice Chairman and Chief Financial Officer since January 2006. Prior to that, he served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer since October 1997, and as Executive Vice President and Chief Financial Officer from September 1996, when he first joined Staples, to October 1997.

Michael A. Miles, age 46

Mr. Miles has served as President and Chief Operating Officer since January 2006. Prior to that, he served as Chief Operating Officer since September 2003. Prior to joining Staples in September 2003, Mr. Miles was Chief Operating Officer, Pizza Hut for Yum! Brands, Inc. from January 2000 to August 2003.

Demos Parneros, age 45

Mr. Parneros has served as President—U.S. Stores since April 2002. Prior to that, he served in various capacities since joining Staples in October 1987, including Senior Vice President of Operations from March 1999 to March 2002 and Vice President of Operations from October 1996 to February 1999.

Ronald L. Sargent, age 52

Mr. Sargent has served as Chairman since March 2005, as Chief Executive Officer since February 2002 and as a Director since 1999. Prior to that, he served in various capacities since joining Staples in March 1989, including President from November 1998 to January 2006, Chief Operating Officer from November 1998 to February 2002, President—North American Operations from October 1997 to November 1998, and President-Staples Contract & Commercial from June 1994 to October 1997.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and, in particular, the description of our Business set forth in Item 1 and our Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Appendix B contain or incorporate a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 ("the Exchange Act"), including statements regarding:

- projected financial performance, including future revenues and expenditures, operating income, comparable store sales, earnings and earnings per share, inventory turns, operating margin and own brand product sales;
- expected future cash needs and credit profile;
- payment of cash dividends and share repurchases;
- the projected number, timing and cost of new store openings;

- entry into new geographic markets;
- estimates of the potential markets for our products and services, including the anticipated drivers for future growth;
- sales and marketing plans;
- the potential growth and levels of profitability of our international operations;
- our assessment of the outcome and financial impact of litigation and other governmental proceedings and the potential impact of unasserted claims;
- assessment of market risks relating to interest rates and currency rate fluctuations;
- projected improvements to our infrastructure and impact of such improvements on our business and operations;
- assessment of competitors and potential competitors;
- potential mergers, acquisitions or joint ventures, including our proposal to acquire all of the ordinary shares of Corporate Express NV; and
- assessment of the impact of recent tax legislation and accounting pronouncements, including SFAS Nos. 141(R), 157, 159 and 160 and FIN 48.

In addition, any statements contained in or incorporated by reference into this report that are not statements of historical fact should be considered forward-looking statements. You can identify these forward-looking statements by use of the words "believes," "expects," "anticipates," "plans," "may," "will," "would," "intends," "estimates," and other similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in the forward-looking statements made. There are a number of important risks and uncertainties that could cause our actual results to differ materially from those indicated by such forward-looking statements. These risks and uncertainties include, without limitation, those set forth below under the heading "Risk Factors." Forward-looking statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated). We disclaim any obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Item 1A. Risk Factors

Our market is highly competitive and we may not continue to compete successfully.

The office products market is highly competitive. We compete with a variety of local, regional, national and international retailers, dealers and distributors for customers, associates, locations, products, services, and other important aspects of our business. In most of our geographic markets, we compete with other high-volume office supply chains such as Office Depot and OfficeMax, as well as mass merchants such as Wal-Mart, warehouse clubs such as Costco, computer and electronics superstores such as Best Buy, copy and print businesses such as FedEx Kinko's, ink cartridge specialty stores, and other discount retailers. Our retail stores and delivery operations also compete with numerous mail order firms, contract stationer businesses, electronic commerce distributors, regional and local dealers, and direct manufacturers.

We strive to differentiate ourselves from our competitors in part by executing our brand promise; *we make buying office products easy.* This involves, among other things, offering our customers a broad selection of products, convenient store locations, and reliable and fast order delivery. Many of our competitors, however, have increased their presence in our markets in recent years by expanding their assortment of office products and services, opening new stores near our existing stores, and offering direct delivery of office products. Some of our current and potential competitors are larger than we are and have substantially greater financial resources that may be devoted to sourcing, promoting and selling their products. If we fail to execute on our brand promise or are otherwise unable to differentiate ourselves from our competitors, we may be unable to attract and retain customers.

Economic conditions may cause a decline in business and consumer spending.

Our operating results are impacted by the health of the North American, European, Asian and South American economies. Our business and financial performance may be adversely affected by current and future economic conditions that cause a decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy costs, rising interest rates, financial market volatility, recession, and acts of terrorism.

We may be unable to continue to open new stores and enter new markets successfully.

An important part of our business plan is to increase our number of stores and enter new geographic markets. We currently plan to open approximately 115 new stores in North America, Europe and Asia during the 2008 fiscal year. For our growth strategy to be successful, we must identify favorable store sites, negotiate leases on acceptable terms, hire and train qualified associates and adapt management and operational systems to meet the needs of our expanded operations. These tasks may be difficult to accomplish successfully, especially as we allocate time and resources to managing the profitability of our large existing portfolio of stores and renewing our existing store leases on acceptable terms. In addition, local zoning and other land use regulations may prevent or delay the opening of new stores in some markets. If we are unable to open new stores as quickly as planned, our future sales and profits may be adversely affected.

Our expansion strategy includes opening new stores in markets where we already have a presence so we can take advantage of economies of scale in marketing, distribution and supervision costs. These new stores may draw customers away from existing stores in nearby areas causing customer traffic and comparable store sales performance to decline at those existing stores. Our expansion strategy also includes opening stores in new markets where customers may not be familiar with our brand, we may not be familiar with local customer preferences or our competitors may have a large, established market presence. Even if we succeed in opening new stores, these new stores may not achieve the same sales or profit levels as our existing stores and may reduce our overall profitability.

Our growth may strain our operations.

Our business has grown dramatically over the past several years. While we cannot provide any assurances about our future sales or earnings, we anticipate that our business will continue to grow organically and through strategic acquisitions. Accordingly, sales of our products and services, the number of stores that we operate, the number of countries in which we conduct business and the number of associates have grown, and we expect they will continue to grow. This growth places significant demands on management and operational systems. If we cannot effectively expand and support our operational and financial systems, increase and manage our associate base, and share critical information and best practices across different business groups and geographies, this growth is likely to result in operational inefficiencies and ineffective management of the business. In addition, as we grow, our business is subject to a wider array of complex state, federal and international regulations, and may be increasingly the target of private actions alleging violations of such regulations. This increases the cost of doing business and the risk that our business practices could unknowingly result in liabilities that may adversely affect our business and financial performance.

We may be unable to attract and retain qualified associates.

Our retail and delivery customers value courteous and knowledgeable associates, and an important part of our "Easy" brand strategy is providing our customers with a positive customer service experience. Accordingly, our performance is dependent on attracting and retaining a large and growing number of qualified associates. We face intense competition for qualified associates. We face even tighter labor markets as we expand into emerging markets such as India and China. Many of our associates are in entry-level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs generally while controlling our labor costs is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the workforce, unemployment levels, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. In addition, as our workforce expands, we are subject to greater scrutiny by private litigants regarding compliance with local and national labor regulations, which in turn increases our labor costs. If we are unable to attract and retain a sufficient number of qualified associates or our labor costs increase significantly, our business and financial performance may be adversely affected.

Our quarterly operating results are subject to significant fluctuation.

Our operating results have fluctuated from quarter to quarter in the past, and we expect that they will continue to do so in the future. Factors that could cause these quarterly fluctuations include: the mix of products sold; pricing actions of competitors; the level of advertising and promotional expenses; the outcome of legal proceedings; seasonality, primarily because the sales and profitability of our stores are typically slightly lower in the first half of the year than in the second half of the year, which includes the back-to-school and holiday seasons; severe weather; and the other risk factors described in this section. Most of our operating expenses, such as rent expense and associate salaries, do not vary directly with the amount of sales and are difficult to adjust in the short term. As a result, if sales in a particular quarter are below expectations for that quarter, we may not proportionately reduce operating expenses for that quarter, and therefore such a sales shortfall would have a disproportionate effect on our net income for the quarter.

Our expanding international operations expose us to the unique risks inherent in foreign operations.

We currently operate in 21 different countries outside the United States and may enter new international markets. Operating in multiple countries requires that we comply with multiple foreign laws and regulations that may differ substantially from country to country and may conflict with corresponding U.S. laws and regulations. Ensuring such compliance may require that we implement new operational systems and financial controls that may be expensive and divert management's time from implementing our growth strategies. In addition, cultural differences and differences in the business climate in our international markets may cause customers to be less receptive to our business model than we expect. Other factors that may also have an adverse impact on our international operations include increased local competition, foreign currency fluctuations, unfavorable foreign trade policies and unstable political and economic conditions.

Our business may be adversely affected by the actions of and risks associated with our third-party vendors.

The products we sell are sourced from a wide variety of third-party vendors. We cannot control the supply, design, function or cost of many of the products that we offer for sale and are dependent on the availability and pricing of key products, including paper, ink, toner and technology products. Disruptions in the availability of raw materials used in the production of these products may adversely affect our sales and result in customer dissatisfaction. In addition, global sourcing of many of the products we sell is an important factor in our financial performance. Our ability to find qualified vendors and access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside the United States. Political instability, the financial instability of suppliers, merchandise quality issues, trade restrictions, tariffs, foreign currency exchange rates, transport capacity and costs, inflation and other factors relating to foreign trade are beyond our control. These and other issues affecting our vendors could adversely affect our business and financial performance.

Our expanded offering of proprietary branded products may not improve our financial performance and may expose us to intellectual property and product liability claims.

Our product offering includes Staples, Quill and other proprietary branded products, which together represented approximately 22% of our total sales in fiscal 2007. Our proprietary branded products compete with other manufacturers' branded items that we offer. As we continue to increase the number and types of proprietary branded products that we sell, we may adversely affect our relationships with our vendors, who may decide to reduce their product offerings through Staples and increase their product offerings through our competitors. An increase in our proprietary branded product offerings also may increase the risk that third parties will assert infringement claims against us with respect to such products. In addition, if any of our customers are harmed by our proprietary branded products, they may bring product liability and other claims against us. Any of these circumstances could damage our reputation and have an adverse effect on our business and financial performance.

Our debt level and operating lease commitments may impact our ability to obtain future financing and continue our growth strategy.

Our consolidated debt and operating lease obligations may have the effect generally of restricting our flexibility in responding to changing market conditions and could make us more vulnerable in the event of a downturn in our business. In addition, our level of indebtedness combined with the recent tightening of the global credit market may have other important consequences, including: restricting our growth; making it more difficult for us to satisfy our obligations; limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, future acquisitions or other corporate purposes; and limiting our ability to use operating cash flow in other areas of our business. In such a situation, additional funds may not be available on satisfactory terms when needed, or at all, whether in the next twelve months or thereafter.

Our effective tax rate may fluctuate.

We are a multi-national, multi-channel provider of office products and services. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. Our effective tax rate may be lower or higher than our tax rates have been in the past due to numerous factors, including the sources of our income, any agreements we may have with taxing authorities in various jurisdictions, and the tax filing positions we take in various jurisdictions. We base our estimate of an effective tax rate at any given point in time upon a calculated mix of the tax rates applicable to our company and to estimates of the amount of business likely to be done in any given jurisdiction. The loss of one or more agreements with taxing jurisdictions, a change in the mix of our business from year to year and from country to country, changes in rules related to accounting for income taxes, changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate which could have an adverse effect on our business and results of our operations.

Our information security may be compromised.

Through our sales and marketing activities, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We also gather and retain information about our associates in the normal course of business. We may share information about such persons with vendors that assist with certain aspects of our business. Despite instituted safeguards for the protection of such information, we cannot be certain that all of our systems are entirely free from vulnerability to attack. Computer hackers may attempt to penetrate our or our vendors' network security and, if successful, misappropriate confidential customer or business information. In addition, a Staples associate, contractor or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information or inadvertently cause a breach involving such information. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Various legal proceedings may adversely affect our business and financial performance.

We are involved in various legal proceedings, which include consumer, employment, intellectual property, tort and other litigation. Some of these legal proceedings are discussed in greater detail under the caption "Legal Proceedings" and in Note F in the Notes to the Consolidated Financial Statements contained in this report. The resolution of these legal proceedings could require us to pay substantial amounts of money or take actions that adversely affect our operations. In addition, defending against these proceedings may involve significant time and expense. Given the large size of our operations and workforce, the visibility of our brand and our position as an industry leader, we may regularly be involved in legal proceedings that could adversely affect our business and financial performance.

We may not consummate our proposed acquisition of Corporate Express or realize any benefits if we do complete the acquisition.

On February 19, 2008, we announced that we had made a proposal to Corporate Express NV, a Dutch office products distributor with operations in North America, Europe, Australia and New Zealand to acquire all of the outstanding shares of its ordinary stock for cash consideration of 7.25 Euros per ordinary share, representing a total enterprise value of approximately 2.5 billion Euros (approximately $3.7 billion). Corporate Express, in a public statement issued the same day, rejected our proposal. We cannot provide any assurances that the proposed acquisition will be consummated. If we are unable to complete the proposed acquisition, we may have incurred substantial expenses and diverted significant management time and resources from our ongoing business. Even if we consummate the proposed acquisition of Corporate Express, we may not realize any of the anticipated benefits of the acquisition, and we may encounter difficulties in the integration of the operations of Corporate Express.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of February 2, 2008, we operated a total of 2,038 superstores in 47 states and the District of Columbia in the United States, 10 provinces and 2 territories in Canada, 11 regions in the United Kingdom, 9 regions in Germany and in The Netherlands, Portugal, Belgium and China. As of that same date, we also operated 63 distribution and fulfillment centers in 21 states in the United States, 5 provinces in Canada, 2 regions in the United Kingdom, 2 regions in France, and in Austria, Belgium, Denmark, Germany, Italy, Portugal, the Netherlands, Spain, Sweden, China, Argentina and Brazil. The following table sets forth the locations of our facilities as of February 2, 2008.

RETAIL STORES

Country/State/Province/Region/ Territory	Number of Stores
United States	
Alabama	12
Arizona	36
Arkansas	7
California	195
Colorado	18
Connecticut	39
Delaware	7
District of Columbia	2
Florida	78
Georgia	38
Idaho	9
Illinois	53
Indiana	31
Iowa	14
Kansas	3
Kentucky	15
Maine	13
Maryland	44
Massachusetts	72
Michigan	43
Minnesota	2
Mississippi	2
Missouri	9
Montana	8
Nebraska	3
Nevada	1
New Hampshire	23
New Jersey	83
New Mexico	10
New York	131
North Carolina	51
North Dakota	2
Ohio	58
Oklahoma	17
Oregon	19
Pennsylvania	93
Rhode Island	11
South Carolina	18
South Dakota	1
Tennessee	20
Texas	39
Utah	13
Vermont	7
Virginia	41
Washington	29
West Virginia	5
Wisconsin	11
Wyoming	4
	1,440
Canada	
Alberta	33
British Columbia	41
Manitoba	9
New Brunswick	9
Newfoundland	3
Nova Scotia	12
Northwest Territories	1
Ontario	111
Prince Edward Island	2
Quebec	67
Saskatchewan	9
Yukon	1
	298
United Kingdom	
Anglia	11
Borders	1
Central	30
Granada	16
HTV	9
London	29
Meridien	11
Tyne-Tees	5
West Country	5
Yorkshire	12
Scotland	5
	134
Germany	
Baden-Wurttemberg	2
Bayern	5
Bremen	3
Hamburg	10
Hessen	5
Niedersachsen	9
Nordrhein-Westfalen	20
Rheinland-Pfalz	1
Schleswig-Holstein	3
	58
The Netherlands	47
Portugal	25
Belgium	4
China	32

DISTRIBUTION AND FULFILLMENT CENTERS

Country/State/Province/Region/ Territory	Number of Centers
United States	
California	4
Colorado	1
Connecticut	2
Florida	1
Georgia	2
Illinois	1
Indiana	1
Iowa	1
Kansas	1
Maryland	1
Massachusetts	2
Minnesota	1
New Jersey	1
New York	2
North Carolina	1
Ohio	1
Oregon	1
Pennsylvania	2
South Carolina	1
Texas	2
Wisconsin	1
	30
Canada	
Alberta	1
British Columbia	1
Nova Scotia	1
Ontario	2
Quebec	1
	6
United Kingdom	
Northamptonshire	1
Watling Park	1
	2
France	
Ile de France	2
Nord—Pas de Calais	1
	3
Austria	1
Belgium	1
Denmark	1
Germany	2
Italy	1
Portugal	1
The Netherlands	1
Spain	1
Sweden	1
China	8
Argentina	1
Brazil	3

Most of the existing facilities are leased by us with initial lease terms expiring on dates between 2008 and 2027. In most instances, we have renewal options at increased rents. Leases for 187 of the existing stores provide for contingent rent based upon sales.

Our Framingham, Massachusetts corporate office is owned by us and consists of approximately 650,000 square feet.

Item 3. Legal Proceedings

From time to time, we may be subject to routine litigation incidental to our business.

We settled various class action lawsuits brought against us for alleged violations of what is known as California's "wage and hour" law. The first of these lawsuits was filed on October 21, 1999. These cases were subsequently consolidated as the "Staples Overtime Cases," Superior Court for the State of California, County of Orange, Civil Complex Center (Judicial Council Coordination Proceeding No. 4235, Lead Case No. 816121). The plaintiffs in the Staples Overtime Cases alleged that we improperly classified store general managers and store assistant managers as exempt under the California wage and hour law, making such managers ineligible for overtime wages. The plaintiffs sought to require us to pay overtime wages to the putative class since October 21, 1995. The general manager and assistant manager classes were certified by the court in November 2005. Staples and the general manager class in the Staples Overtime Cases settled in December 2006 for $3.9 million. The remaining class action lawsuit concerning assistant managers continued. In September 2007, in the United States District for the Central District of California, Frigo v. Staples, Inc., another class and collective action lawsuit was filed, purportedly on behalf of all assistant managers in Staples' California stores, including those individuals who started working for Staples after the previous class action notice was sent to the then current and former assistant managers seeking payment of overtime wages. Subject to court approval, Staples settled with the assistant store manager class in both Frigo and the Staples Overtime Cases on November 19, 2007 for $38.0 million, with the settlements covering a span of twelve years of potential damages, including interest and class counsel's attorneys' fees, for a class of more than 1,700 current and former associates. We anticipate obtaining final court approval of the settlement in April 2008. Staples has not admitted any wrongdoing with respect to either class of associates in these actions.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of our security holders during the fourth quarter of fiscal 2007.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

NASDAQ

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SPLS". The following table sets forth for the periods indicated the high and low sales prices per share of our common stock on the NASDAQ Global Select Market, as reported by NASDAQ.

	High	Low
Fiscal Year Ended February 2, 2008		
First Quarter	$27.66	$24.41
Second Quarter	26.00	22.81
Third Quarter	24.28	21.04
Fourth Quarter	24.85	19.69
Fiscal Year Ended February 3, 2007		
First Quarter	$26.79	$22.31
Second Quarter	27.71	21.57
Third Quarter	27.04	21.08
Fourth Quarter	28.00	24.94

Cash Dividend

While we will continue to retain earnings for use in the operation and expansion of our business, in 2004 we decided to return cash to our stockholders by initiating a cash dividend. During our two most recent fiscal years, we paid an annual cash dividend of $0.22 per share of our outstanding common stock on April 20, 2006 and an annual cash dividend of $0.29 per share on April 19, 2007. On March 4, 2008, we announced that we would pay a cash dividend of $0.33 per share on April 17, 2008 to shareholders of record on March 28, 2008. Our payment of dividends is permitted under our revolving credit agreement, which only restricts the payment of dividends in the event we are in default under the agreement or such payout would cause a default under the agreement. While it is our current intention to pay cash dividends in years following 2008, any decision to pay future cash dividends will be made by our Board of Directors and will depend upon our earnings, financial condition and other factors.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on Staples' common stock, the Standard & Poor's 500 Index and the Standard & Poor's Retail Index during our 2003 through 2007 fiscal years, assuming the investment of $100.00 on February 1, 2003 with dividends being reinvested.



$250.00
$200.00
$150.00
$100.00
$50.00
$-
1-Feb-03
31-Jan-04
29-Jan-05
28-Jan-06
3-Feb-07
2-Feb-08
SPLS
S & P Retail Index
S & P 500 Index

TOTAL RETURN TO STOCKHOLDERS

	1-Feb-03	31-Jan-04	29-Jan-05	28-Jan-06	3-Feb-07	2-Feb-08
Staples, Inc	$100.00	$154.98	$188.55	$209.70	$236.64	$216.50
S&P 500 Index	$100.00	$134.57	$142.96	$157.79	$180.70	$176.52
S&P Retail Index	$100.00	$148.05	$170.19	$186.12	$212.02	$177.21

Issuer Purchases of Equity Securities

The following table provides information about our purchases during the fourth quarter of fiscal 2007 of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act.

Fiscal Period	Total Number of Shares Purchased(1)	Average Price Paid per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(3)
November 4, 2007—December 1, 2007	2,053,700	$ 21.32	2,053,700	$ 1,211,597,000
December 2, 2007—January 5, 2008	2,646,982	$ 23.11	2,632,750	$ 1,150,766,000
January 6, 2008—February 2, 2008	3,579,048	$ 21.80	3,577,400	$ 1,072,773,000
Total Fourth Quarter of Fiscal 2007	8,279,730	$ 22.10	8,263,850	$ 1,072,773,000

(1) Includes a total of 15,880 shares of our common stock withheld during the fourth quarter of our 2007 fiscal year to satisfy minimum statutory tax withholding obligations in connection with the vesting of restricted stock awards granted pursuant to our equity incentive plans.

(2) Average price paid per share includes commissions paid in connection with our publicly announced share repurchase programs and is rounded to the nearest two decimal places.

(3) On June 14, 2007, we announced that our Board of Directors approved the repurchase of up to $1.5 billion of common stock. Our existing October 2005 share repurchase program was terminated and replaced by our June 2007 share repurchase program, effective as of the stock market opening on July 9, 2007. The June 2007 share repurchase program has no expiration date.

Other Information

For information regarding securities authorized for issuance under our equity compensation plans, please see Note H in the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

At February 29, 2008, the number of holders of record of our common stock was 6,765.

Item 6. Selected Financial Data

The information required by this Item is attached as *Appendix A*.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item is attached as part of *Appendix B*.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required by this Item is attached as part of *Appendix B under the caption "Quantitative and Qualitative Disclosures about Market Risks"*.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is attached as *Appendix C*.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

1. Disclosure Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of February 2, 2008. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of February 2, 2008, the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

The management of Staples is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Staples' internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Staples' management assessed the effectiveness of the Company's internal controls over financial reporting as of February 2, 2008. In making this assessment, it used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that, as of February 2, 2008, the Company's internal control over financial reporting is effective based on those criteria.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Staples, Inc.

We have audited Staples, Inc.'s internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Staples, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the asssessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Staples, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Staples, Inc. and subsidiaries as of February 2, 2008 and February 3, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2008 of Staples, Inc. and our report dated March 3, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Boston, Massachusetts
March 3, 2008

(c) Changes in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended February 2, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and incorporated herein by reference to the definitive proxy statement with respect to our 2008 Annual Meeting of Stockholders (the "Proxy Statement"), which we will file with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Report.

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this Item is contained under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. Other information required by this Item will appear under the headings "Proposal 1—Election of Directors", "Shareholder Proposals" and "Corporate Governance" in our Proxy Statement, which sections are incorporated herein by reference.

The information required by this Item pursuant to Item 405 of Regulation S-K will appear under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, which section is incorporated herein by reference.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our code of ethics, which also applies to our directors and all of our officers and associates, can be found on our web site, which is located at www.staples.com, and is also an exhibit to this report. We intend to make all required disclosures concerning any amendments to, or waivers from, our code of ethics on our web site.

Item 11. Executive Compensation

The information required by this Item will appear under the headings "Director Compensation" and "Executive Compensation" including "Compensation Discussion and Analysis", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our Proxy Statement, which sections are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will appear under the headings "Beneficial Ownership of Common Stock" and "Securities Authorized for Issuance under Equity Compensation Plans" in our Proxy Statement, which sections are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will appear under the headings "Certain Relationships and Related Transactions" and "Director Independence" in our Proxy Statement, which sections are incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will appear under the heading "Independent Registered Public Accounting Firm's Fees" in our Proxy Statement, which section is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) Index to Consolidated Financial Statements.

1. *Financial Statements.* The following financial statements and schedules of Staples, Inc. are included as *Appendix C* of this Report:

   - Consolidated Balance Sheets—February 2, 2008 and February 3, 2007.
   - Consolidated Statements of Income—Fiscal years ended February 2, 2008, February 3, 2007, and January 28, 2006.
   - Consolidated Statements of Stockholders' Equity—Fiscal years ended February 2, 2008, February 3, 2007, and January 28, 2006.
   - Consolidated Statements of Cash Flows—Fiscal years ended February 2, 2008, February 3, 2007, and January 28, 2006.
   - Notes to Consolidated Financial Statements.

2. *Financial Statement Schedules.*

   - Schedule II–Valuation and Qualifying Accounts

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission other than the one listed above are not required under the related instructions or are not applicable, and, therefore, have been omitted.

3. *Exhibits.* The exhibits which are filed or furnished with this report or which are incorporated herein by reference are set forth in the Exhibit Index on page D-1, which is incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 3, 2008.

STAPLES, INC.

By: /s/ RONALD L. SARGENT

Ronald L. Sargent,
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ RONALD L. SARGENT Ronald L. Sargent	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 3, 2008
/s/ BASIL L. ANDERSON Basil L. Anderson	Director	March 2, 2008
/s/ ARTHUR M. BLANK Arthur M. Blank	Director	February 29, 2008
/s/ MARY ELIZABETH BURTON Mary Elizabeth Burton	Director	February 29, 2008
/s/ JUSTIN KING Justin King	Director	March 1, 2008
/s/ CAROL MEYROWITZ Carol Meyrowitz	Director	February 29, 2008
/s/ ROWLAND T. MORIARTY Rowland T. Moriarty	Director	February 29, 2008
/s/ ROBERT C. NAKASONE Robert C. Nakasone	Director	March 1, 2008
/s/ ROBERT E. SULENTIC Robert E. Sulentic	Director	March 3, 2008

Signature	Capacity	Date
/s/ MARTIN TRUST Martin Trust	Director	March 2, 2008
/s/ VIJAY VISHWANATH Vijay Vishwanath	Director	February 29, 2008
/s/ PAUL F. WALSH Paul F. Walsh	Director	March 2, 2008
/s/ JOHN J. MAHONEY John J. Mahoney	Vice Chairman and Chief Financial Officer (Principal Financial Officer)	March 3, 2008
/s/ CHRISTINE T. KOMOLA Christine T. Komola	Senior Vice President and Corporate Controller (Principal Accounting Officer)	March 3, 2008

STAPLES, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollar Amounts in Thousands, Except Per Share Data)

	Fiscal Year Ended				
	February 2, 2008(2) (52 weeks)	February 3, 2007(3) (53 weeks)	January 28, 2006 (52 weeks)	January 29, 2005 (52 weeks)	January 31, 2004(4)(5) (52 weeks)
Statement of Income Data:					
Sales	$19,372,682	$18,160,789	$16,078,852	$14,448,378	$12,967,022
Gross profit	5,550,671	5,194,001	4,582,618	4,102,322	3,496,036
Net income	995,670	973,677	784,117	664,575	450,211
Basic earnings per common share(1):	1.41	1.35	1.07	0.90	0.62
Diluted earnings per common share(1):	1.38	1.32	1.04	0.87	0.61
Dividends(1)	$ 0.29	$ 0.22	$ 0.17	$ 0.13	$ —
Statistical Data:					
Stores open at end of period	2,038	1,884	1,780	1,680	1,559
Balance Sheet Data:					
Working capital	$ 1,945,484	$ 1,642,980	$ 1,664,637	$ 1,584,751	$ 1,355,670
Total assets	9,036,344	8,397,265	7,732,720	7,127,150	6,564,972
Total long-term debt, less current portion	342,169	316,465	527,606	557,927	567,433
Stockholders' equity	$ 5,718,007	$ 5,021,665	$ 4,481,601	$ 4,174,424	$ 3,730,655

(1) All share and per share amounts reflect, or have been restated to reflect, the three-for-two common stock split that was effected in the form of a common stock dividend distributed on April 15, 2005.

(2) Results of operations for this period reflect a $38.0 million ($24.3 million net of taxes) charge related to the settlement of California wage and hour class action litigation.

(3) Results of operations for this period reflect a $33.3 million reduction in income taxes related to the favorable resolution of certain foreign and domestic tax matters and a $10.8 million charge ($8.6 million net of taxes), to correct the measurement dates used to calculate prior years' stock-based compensation.

(4) Results of operations for this period have been reclassified to conform with EITF Issue No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers", which requires that vendor consideration received in the form of sales incentives be recorded as a reduction of cost of goods sold when recognized, rather than as a component of sales. As a result of this reclassification and a reclassification of certain other coupons, sales, gross profit and operating and selling expenses decreased, but there was no impact on net income.

(5) Results of operations for this period reflect a $98.0 million ($61.7 million net of taxes) non-cash adjustment for the inclusion of cooperative advertising and other performance based rebates in inventory as required by EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor".

The Company's fiscal year is the 52 or 53 weeks ending the Saturday closest to January 31. Results of operations include the results of acquired businesses since the relevant acquisition date.

APPENDIX B

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. Fiscal year 2007 consisted of the 52 weeks ended February 2, 2008, fiscal year 2006 consisted of the 53 weeks ended February 3, 2007 and fiscal year 2005 consisted of the 52 weeks ended January 28, 2006. In order to enhance comparability between fiscal 2006 and other fiscal years presented in this discussion, certain operational measures for fiscal 2006 are accompanied by a presentation of such measure after removing the estimated effect of the 53rd week in fiscal 2006. Management also uses such adjusted operational measures to evaluate our core operating results against plan, to compare our performance to that of our competitors, and to provide earnings guidance to the investing community. Our comparable store sales include stores open for more than one year and exclude sales related to the 53rd week in 2006.

Overview

Fiscal 2007 was a year of continued growth for us. We exceeded $19.3 billion in sales, with sales growth of 6.7% compared to the 53 week year in 2006. Our overall results for 2007 were solid, as we continued to execute our business strategy and make significant investments to improve our business during a time of slower economic growth. Major contributors to our 2007 results are summarized below and reviewed further in the Consolidated Performance and Outlook and Segment Performance discussions.

- Our total segment income increased 7.6% over 2006 results.
- North American Delivery drove strong sales growth across all of its businesses and achieved excellent customer service, growing sales 11.9% and increasing its business unit income rate to 10.8%.
- International Operations continued to grow sales and drive profit improvement, raising its business unit income rate to 3.6%.
- North American Retail's business unit income rate of 9.5% remained strong in a tough environment and reflects a slight decrease from 9.7% in 2006 which included the added leverage of the 53rd week.
- We opened 120 new stores in North America and 7 new stores in Europe, and added 32 new stores in China. We also entered India, opening our first store under a joint venture agreement with Future Group. We now operate 2,038 stores worldwide.
- Operating cash flow increased to $1.4 billion.

Results of Operations

We have provided below a summary of our operating results at the consolidated level, followed by an overview of our segment performance. Our discussion includes our results presented on the basis required by accounting principles generally accepted in the United States of America ("GAAP").

Consolidated Performance and Outlook:

Net income for 2007 was $995.7 million or $1.38 per diluted share compared to $973.7 million or $1.32 per diluted share for 2006 and $784.1 million or $1.04 per diluted share for 2005. Earnings per diluted share increased 5% for 2007 and 27% for 2006. Our results for 2007 include a $24.3 million charge, net of taxes ($0.04 per diluted share) related to the settlement of California wage and hour class action litigation (see Note F in the Notes to the Consolidated Financial Statements). Our results for 2006 include a $33.3 million ($0.05 per diluted share) reduction in income taxes related to the favorable resolution of certain foreign and domestic tax matters, and an $8.6 million charge, net of taxes ($0.01 per diluted share) to correct the measurement dates used to calculate prior years' stock-based compensation (see Note H in the Notes to the Consolidated Financial Statements). In addition, our results for 2006 include the impact of the 53rd week on net earnings of approximately $0.04 per diluted share.

We achieved the results for 2007 by continuing to execute our strategy of driving profitable sales growth, improving profit margins, and increasing asset productivity. This includes delivering on our "Easy" brand promise to make buying office products easy for our customers in order to differentiate us from our competitors. Our commitment to customer service, focus on higher margin Staples brand products, strong results in our copy and print center business, the continued success of our customer acquisition efforts, and expense control drove our results in 2007.

We strive to maintain a balance between investing for our long-term growth, and delivering strong current earnings growth. We continue to expand our market share by growing our existing businesses, developing new growth ideas, and strengthening our global presence. Initiatives to grow our existing businesses include: focusing on our copy and print centers and our delivery businesses; broadening our product and service offerings; and entering new geographic markets. New growth ideas include experimenting with new store formats such as stand-alone copy and print shops, and developing innovative products. To strengthen our global presence, we are investing in our existing businesses in Europe and making targeted investments in high potential markets in Asia and South America, which we expect to become meaningful contributors to our long-term growth.

Assuming a return to a healthy economic environment, our long term expectations are to grow sales 10 - 15% and to grow earnings per share 15 - 20%. Amid the current weak economic climate in North America and anticipation that the European economy may soften further, we are more cautious about our sales and earnings prospects for 2008. While maintaining our focus on expense control, we are also continuing to invest in new strategic initiatives and customer service programs to ensure our long term success. As of the date of this filing, we anticipate sales in fiscal 2008 to grow in the mid single digits, and we expect earnings per share to grow in the low double digits compared to GAAP earnings per share in 2007, which include the impact of the California wage and hour class action litigation settlement. Our guidance for future periods excludes any potential impact relating to our previously announced proposal to acquire all the outstanding ordinary shares of Corporate Express. As with all forward looking statements made in this Annual Report on Form 10-K, we do not intend to update publicly any of the forward-looking statements in this paragraph.

Sales: Sales increased 6.7% in fiscal 2007 and 12.9% in fiscal 2006. Sales for 2006 include $369.8 million related to the additional week in 2006. Excluding the additional week in 2006, sales increased 8.9% in 2007 and 10.6% in 2006. Comparable sales for our North American Retail locations decreased 3% in 2007 and increased 3% in 2006 and comparable sales for our International retail locations increased 2% in 2007 and 3% in 2006. We had a net addition of 154 stores in 2007, a net addition of 104 stores in 2006, and a net addition of 100 stores in 2005. North American Delivery sales increased 11.9% in fiscal 2007 and 19.0% in 2006. North American Delivery's sales for 2006 include $129.6 million related to the additional week in 2006. Excluding the additional week, sales increased 14.4% in 2007 and 16.3% in 2006. Total International sales increased 16.1% in fiscal 2007 and 12.6% in 2006.

Our sales growth in both 2007 and 2006 primarily reflects increases in sales of core office supplies, ink and toner, paper, computers, and our copy and print center business, our continued focus on customer service, and the continued success of our customer acquisition and retention efforts in our North American Delivery business. The increase in total sales also reflects the positive impact of foreign currency rates of $404 million in 2007 and $185 million in 2006.

Gross Profit: Gross profit as a percentage of sales was 28.7% for fiscal 2007, 28.6% for fiscal 2006 and 28.5% for fiscal 2005. The increase in the gross profit rate for 2007 from 2006 is primarily due to an improvement in product margin rate in our North American Retail and International segments along with improvements in North American Delivery supply chain, partially offset by deleverage in fixed occupancy costs on a decrease in comparable store sales in North American Retail. The increase in the gross profit rate for 2006 from 2005 reflects increased sales in higher margin categories including office supplies, copy and print services and Staples brand products as well as supply chain efficiencies. Our positive 2006 results were partially offset by the costs associated with the opening of our new fulfillment centers.

Operating and Selling Expenses: Operating and selling expenses, which consist of payroll, advertising and other operating expenses, were 16.2% of sales for fiscal 2007 and fiscal 2006, and 16.5% of sales for fiscal 2005. Operating expenses as a percentage of sales were flat for 2007, primarily reflecting our continued focus on process improvement and expense control, and lower variable compensation, offset by deleverage in fixed expenses on decreasing comparable store sales in North American Retail and the added leverage of the 53rd week in fiscal 2006. The decrease in operating expenses as a percentage of sales for 2006 primarily reflects focus on process improvement and expense control, and leveraging of fixed expenses on higher sales including the added leverage of the 53rd week of sales, partially offset by investments in marketing and customer service.

General and Administrative: General and administrative expenses as a percentage of sales were 4.4% for fiscal 2007, 4.2% for fiscal 2006 and 4.3% for fiscal 2005. The increase for 2007 reflects the $38.0 million charge related to the settlement of the California wage and hour class action litigation, the impact of increased depreciation relating to prior years' investments in information systems, and the added leverage of the 53rd week in fiscal 2006, partially offset by our continued focus on process improvement and expense control, and lower variable compensation. The decrease for 2006 primarily reflects strong expense control and leveraging of fixed expenses on higher sales, including the added leverage of the 53rd week of sales, partially offset by an increase in stock-based compensation.

Amortization of Intangibles: Amortization of intangibles was $15.7 million in fiscal 2007, $14.4 million in fiscal 2006 and $13.0 million in fiscal 2005, reflecting the amortization of certain trade names, customer-related intangible assets and non-competition agreements associated with acquisitions.

Interest income: Interest income decreased to $46.7 million in fiscal 2007 from $58.8 million in fiscal 2006 and $59.9 million in fiscal 2005. The decrease in interest income for 2007 and 2006 is due to the reduction in our average cash and short-term investment portfolio balance, partially offset by an increase in interest rates.

Interest expense: Interest expense decreased to $38.3 million in fiscal 2007 from $47.8 million in fiscal 2006 and $56.8 million in fiscal 2005. The decrease in interest expense for 2007 is primarily due to the repayment of our $200.0 million 7.125% senior notes in August 2007, partially offset by higher interest rates. The decrease in interest expense for 2006 is primarily due to a reduction in average borrowings for our International Operations segment in 2006 compared to 2005, partially offset by higher interest rates. We use swap agreements to convert our fixed rate debt obligations into variable rate obligations. As a result of rising interest rates, these interest rate swap agreements had a negative impact on interest expense in 2007 and 2006. Excluding the impact of our interest rate swap agreements, interest expense would have been $ 36.0 million for 2007, $47.2 million for 2006 and $63.7 million for 2005.

Miscellaneous expense: Miscellaneous expense was $2.2 million for fiscal 2007, $2.8 million for fiscal 2006 and $1.9 million for fiscal 2005. These amounts primarily reflect foreign exchange gains and losses recorded in the respective periods.

Income Taxes: Our effective tax rate was 36.0% for fiscal 2007, 33.8% for fiscal 2006 and 36.5% for fiscal 2005. Our effective tax rate for 2006 reflects an adjustment for a change in estimate regarding certain tax uncertainties as well as the favorable resolution of certain foreign and domestic tax matters, which were recorded as discrete items in the third quarter of that year. Our effective tax rate for 2006 applicable to results from continuing operations, excluding the impact of discrete items, was 36.0%.

Segment Performance:

Our business is comprised of three segments: North American Retail, North American Delivery and International Operations. Our North American Retail segment consists of the U.S. and Canadian business units that operate office products stores. The North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to customers, and includes Staples Business Delivery, Quill, and Contract. The International Operations segment consists of operating units that operate office products stores and that sell and deliver office products and services directly to customers in 20 countries in Europe, Asia and South America. Additional geographic information about our sales is provided in Note K in the Notes to the Consolidated Financial Statements.

The following tables provide a summary of our sales and business unit income by reportable segment, and store activity for the last three fiscal years. Business unit income excludes stock-based compensation, interest and other expense, income taxes, the impact of changes in accounting principles and non-recurring items (see reconciliation of total segment income to consolidated income before income taxes and minority interest in Note K in the Notes to the Consolidated Financial Statements):

Sales	(Amounts in thousands) 2007	2006	2005	2007 Increase From Prior Year	2006 Increase From Prior Year
North American Retail	$10,020,941	$ 9,893,107	$ 9,015,851	1.3%	9.7%
North American Delivery	6,614,202	5,908,872	4,967,323	11.9%	19.0%
International Operations	2,737,539	2,358,810	2,095,678	16.1%	12.6%
Total Segment Sales	$19,372,682	$18,160,789	$16,078,852	6.7%	12.9%

Business Unit Income	(Amounts in thousands) 2007	2006	2005	2007 % of Sales	2006 % of Sales	2005 % of Sales
North American Retail	$ 949,038	$ 957,386	$ 842,995	9.5%	9.7%	9.4%
North American Delivery	712,558	623,908	507,276	10.8%	10.6%	10.2%
International Operations	97,996	50,511	13,616	3.6%	2.1%	0.6%
Business Unit Income	$1,759,592	$1,631,805	$1,363,887	9.1%	9.0%	8.5%
Stock-based compensation	(173,343)	(157,907)	(129,806)	0.9%	0.9%	0.8%
Total Segment Income	$1,586,249	$1,473,898	$1,234,081	8.2%	8.1%	7.7%

Store Activity		Stores Open at Beginning of Period	Stores Opened	Net Stores Acquired	Stores Closed	Stores Open at End of Period
2005	North American Retail	1,426	99	—	3	1,522
2005	International Operations	254	8	—	4	258
2005	Total	1,680	107	—	7	1,780
2006	North American Retail	1,522	99	—	1	1,620
2006	International Operations	258	6	—	—	264
2006	Total	1,780	105	—	1	1,884
2007	North American Retail	1,620	120	—	2	1,738
2007	International Operations	264	27	12	3	300
2007	Total	1,884	147	12	5	2,038

North American Retail: Sales increased 1.3% in fiscal 2007 and 9.7% in fiscal 2006. Sales for 2006 include $209.1 million related to the additional week in 2006. Excluding the additional week in fiscal 2006, sales increased 3.5% in 2007 and 7.4% in 2006. Comparable store sales in North America decreased 3% in 2007 and increased 3% in 2006. Our sales growth in fiscal 2007 primarily reflects non-comparable store sales, partially offset by the decrease in comparable store sales. Our sales growth for fiscal 2006 primarily reflects non-comparable store sales as well as the increase in comparable store sales. The increase in sales also includes the positive impact of the Canadian exchange rate to the U.S. dollar of $161 million in 2007 and $111 million in 2006. Our comparable sales decrease in 2007 reflects negative performance in business machines, furniture and core office supplies, partially offset by positive performance in computers and our copy and print center business. Our comparable sales growth in 2006 reflects positive performance in office supplies, computers, our copy and print business, ink and toner, and computer peripherals.

Business unit income as a percentage of sales decreased to 9.5% in 2007 from 9.7% in 2006 and 9.4% in 2005. The decrease in business unit income for 2007 primarily reflects deleverage in fixed costs resulting from a decrease in comparable store sales as well as the additional leverage of the 53rd week in 2006, partially offset by decreased variable compensation, an increase in product margin rate, including increased sales in higher margin categories such as Staples brand products and copy and print services, as well as our focus on expense control. The increase in business unit income for 2006 primarily reflects increased sales in higher margin categories, including copy and print services, office supplies and Staples brand products, as well as supply chain initiatives, expense management and leveraging of fixed expenses on higher sales including the added leverage from the 53rd week of sales. Our 2006 results were partially offset by planned investments in marketing. We also benefited from the positive impact of foreign exchange rates in both 2007 and 2006. We expect to continue to drive improvements in North American Retail through delivering on our "Easy" brand promise, focusing on our Staples brand products, expanding our copy and print center business, entering new geographic markets, and continuing to develop innovative products.

North American Delivery: Sales increased 11.9% in fiscal 2007 and 19.0% in fiscal 2006. Sales for 2006 include $ 129.6 million related to the additional week in 2006. Excluding the additional week in fiscal 2006, sales increased 14.4% in 2007 and 16.3% in 2006. The sales growth in 2007 reflects the continued success of our customer acquisition and retention efforts, increased penetration of existing customers, non-comparable sales from our recent acquisitions and more effective marketing spend. The sales growth in 2006 reflects the continued success of our customer acquisition and retention efforts, increased penetration of existing customers, and more effective marketing spend.

Business unit income as a percentage of sales increased to 10.8% in 2007 from 10.6% in 2006 and 10.2% in 2005. The increase in 2007 primarily reflects improvement in our supply chain and more efficient and effective marketing spend to acquire and retain customers, partially offset by our investments in growth initiatives. The increase in 2006 primarily reflects more efficient and effective marketing spend, our continued focus on higher margin Staples brand products, and our supply chain efforts focused on improving our perfect order metric and decreasing the number of trips per order. During 2008, we plan to focus on growing sales in all of our delivery businesses through our customer acquisition, product penetration, and customer retention initiatives. We plan to focus on continuing to drive profit improvements through our supply chain programs, service improvements and our own brand initiatives.

International Operations: Sales increased 16.1% in fiscal 2007 and 12.6% in fiscal 2006. Sales for 2006 include $31.1 million related to the additional week in 2006. Excluding the additional week in fiscal 2006, sales increased 17.6% in 2007 and 11.1% in 2006. Comparable store sales in Europe increased 2% in 2007 and 3% in 2006. The sales growth in 2007 reflects the positive impact of foreign exchange rates to the U.S. dollar of $222 million, growth in local currency in our International delivery businesses, the increase in comparable store sales as well as non-comparable store sales for stores opened in 2007. The sales growth in 2006 reflects growth in local currency in our International delivery businesses, the positive impact of foreign exchange rates to the U.S. dollar of $61 million, the increase in comparable store sales as well as non-comparable store sales for stores opened in 2006.

Business unit income increased $47.5 million in fiscal 2007 and increased $36.9 million in fiscal 2006. The increase in 2007 primarily reflects sales growth and improvement in product margin rates due to mix, better buying and own brand penetration in our European retail business, along with our continued focus on expense control. The improvement for 2006 reflects 2005 costs associated with the integration of the Office World stores and the integration of our two delivery businesses in the United Kingdom, which reduced business unit income for 2005, as well as improved sales and focus on expense management across our international businesses. We believe that we have a significant opportunity to grow our International business by expanding our multi-channel offering in our existing European businesses, and growing our businesses in high potential markets in Asia and South America.

Stock-Based Compensation: Stock-based compensation, excluding the charge recorded in fiscal 2006 for the correction of measurement dates used to calculate prior years' stock-based compensation (see Note H in the Notes to the Consolidated Financial Statements), increased to $173.3 million in fiscal 2007 from $157.9 million in fiscal 2006 and $129.8 million in fiscal 2005. Stock-based compensation includes expenses associated with our employee stock purchase plans, the issuance of stock options, restricted shares, performance share awards, as well as the company match in the employee 401(k) savings plan. The increase in this expense for 2007 and 2006 is primarily related to changes in the mix of equity awards granted.

Critical Accounting Policies and Significant Estimates

Our financial statements are based on the application of significant accounting policies, many of which require management to make significant estimates and assumptions (see Note A in the Notes to the Consolidated Financial

Statements). We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventory: We record inventory at the lower of weighted-average cost or market value. We reserve for obsolete, overstocked and inactive inventory based on the difference between the weighted-average cost of the inventory and the estimated market value using assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional reserves may be required.

Purchase and Advertising Rebates: We earn rebates from our vendors, which are based on various quantitative contract terms that can be complex and subject to interpretation. Amounts expected to be received from vendors relating to the purchase of merchandise inventories and reimbursement of incremental costs, such as advertising, are recognized as a reduction of inventory cost and realized as part of cost of goods sold as the merchandise is sold. Several controls are in place, including direct confirmation with vendors, which we believe allow us to ensure that these amounts are recorded in accordance with the terms of the contracts.

Impairment of Long-Lived Assets: We review our long-lived assets for impairment when indicators of impairment are present and the undiscounted cash flow estimated to be generated by those assets is less than the assets' carrying amount. Our policy is to evaluate long-lived assets for impairment at a store level for retail operations and an operating unit level for our other operations. If actual market conditions are less favorable than management's projections, future write-offs may be necessary.

Impairment of Goodwill and Indefinite Lived Intangible Assets: Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142") requires that we annually review goodwill and other intangible assets that have indefinite lives for impairment and when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. We determine fair value using discounted cash flow analysis, which requires us to make certain assumptions and estimates regarding industry economic factors and future profitability of acquired businesses. It is our policy to allocate goodwill and conduct impairment testing at the individual business unit level based on our most current business plans, which reflect changes we anticipate in the economy and the industry. If actual results are not consistent with our assumptions and judgments, we could be exposed to a material impairment charge.

Deferred Taxes: We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered estimated future taxable income and ongoing tax planning strategies in assessing the amount needed for the valuation allowance. If actual results differ unfavorably from those estimates used, we may not be able to realize all or part of our net deferred tax assets and additional valuation allowances may be required.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows companies to measure many financial assets and liabilities at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 159 is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations", but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS No. 141(R) expands on the disclosures previously required by SFAS No. 141, better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any noncontrolling interests in the acquired business. SFAS No. 141(R) also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. SFAS No. 141(R) is effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. We will adopt this statement as of February 1, 2009. We are currently evaluating the impact SFAS No. 141(R) will have on our financial position, results of operations or cash flows.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 requires that noncontrolling (or minority) interests in subsidiaries be reported in the equity section of the company's balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and equity. SFAS No. 160 also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company's income statement. SFAS No. 160 also establishes guidelines for accounting for changes in ownership percentages and for deconsolidation. SFAS No. 160 is effective for financial statements for fiscal years beginning on or after December 1, 2008 and interim periods within those years. The adoption of SFAS No. 160 is not expected to have a material impact on our financial position, results of operations or cash flows.

Liquidity and Capital Resources

Cash Flows

Cash provided by operations increased to $1.36 billion in fiscal 2007, from $1.15 billion in fiscal 2006 and $1.20 billion in fiscal 2005. The increase in operating cash flow from 2006 to 2007 is primarily due to an increase in net income and non-cash expenses, including depreciation and amortization. The decrease in cash flow from operations from 2005 to 2006 is primarily due to an increase in working capital partially offset by an increase in net income.

Cash used in investing activities was $217.7 million in fiscal 2007, $424.9 million in fiscal 2006 and $634.1 million in fiscal 2005. The change in cash used in investing activities for 2007 and 2006 is primarily due to fluctuations in our short-term investment portfolio. While maintaining our overall investment guidelines, we shift between cash and cash equivalents, including commercial paper and money markets investments, and short-term investments, including auction rate preferred investments, municipal bonds and Treasury securities as the risk, rates of return and attractiveness of these asset classes change. As of February 2, 2008, our short-term investment portfolio consisted exclusively of treasury securities.

Cash used in financing activities was $966.2 million in fiscal 2007, $696.6 million in fiscal 2006 and $584.0 million in fiscal 2005. In August 2007, we repaid the outstanding principal and interest due on our $200 million 7.125% senior notes, pursuant to the terms of the original debt agreement. In connection with our annual cash dividend, we paid shareholders $207.6 million in 2007, $160.9 million in 2006, and $123.4 million in 2005. To repurchase shares of our common stock under our share repurchase program, we paid $750.0 million in 2007, $749.9 million in 2006, and $649.6 million in 2005.

Sources of Liquidity

We utilize cash generated from operations, short-term investments and our main revolving credit facility to cover seasonal fluctuations in cash flows and to support our various growth initiatives.

We had $2.1 billion in total cash, short-term investments and funds available through credit agreements at February 2, 2008, which consisted of $792.4 million of available credit, $1.25 billion of cash and cash equivalents and $27.0 million of short-term investments. During fiscal 2007, we also issued letters of credit in the ordinary course of business to satisfy certain vendor contracts. At February 2, 2008, we had $71.6 million of open letters of credit, thus reducing the available credit under our revolving credit facility from $750.0 million to $678.4 million. We finance the majority of our stores and certain equipment with operating leases.

As of February 2, 2008, the balances available under credit agreements, debt outstanding and principal payments due on our outstanding debt, operating lease obligations and purchase obligations are presented below (amounts in thousands):

			Payments Due By Period			
Contractual Obligations(1)	**Available Credit**	**Total Outstanding Obligations**	**Less than 1 Year**	**1—3 Years**	**3—5 Years**	**More than 5 Years**
Revolving Credit Facility effective through October 2011	$678,436	$ —	$ —	$ —	$ —	$ —
Notes due October 2012	—	325,000	—	—	325,000	—
Lines of credit	113,991	—	—	—	—	—
Capital leases and other notes payable	—	31,670	23,806	6,624	860	380
Total Debt Obligations	$792,427	$ 356,670	$ 23,806	$ 6,624	$ 325,860	$ 380
Operating leases	$ —	$6,225,299	$ 756,963	$1,446,995	$1,233,938	$2,787,403
Purchase obligations(2)	$ —	$ 702,421	$ 308,512	$ 239,418	$ 96,047	$ 58,444
Total	$792,427	$7,284,390	$1,089,281	$1,693,037	$1,655,845	$2,846,227

(1) The above table excludes scheduled interest payments on debt obligations since all of our fixed rate debt agreements are hedged with derivative instruments that are intended to convert the fixed rate debt agreements into variable interest rate obligations. Therefore, the amount of future interest payments due on these obligations is not currently determinable (see Notes D and E in the Notes to the Consolidated Financial Statements).

(2) Many of our purchase commitments may be canceled by us without advance notice or payment, and we have excluded such commitments, along with intercompany commitments. Contracts that may be terminated by us without cause or penalty, but that require advance notice for termination are valued on the basis of an estimate of what we would owe under the contract upon providing notice of termination.

On October 13, 2006, we entered into an Amended and Restated Revolving Credit Agreement (the "Credit Agreement") with Bank of America, N.A and other lending institutions. The Credit Agreement amended and restated the Revolving Credit Agreement dated as of December 14, 2004, which provided for a maximum borrowing of $750.0 million and was due to expire in December 2009 (the "Prior Agreement"). The Credit Agreement provides for a maximum borrowing of $750.0 million which, upon approval of the lenders, we may increase to $1.0 billion, and expires on October 13, 2011. Borrowings made pursuant to the Credit Agreement may be syndicated loans, competitive bid loans, or swing line loans, the combined sum of which may not exceed the maximum borrowing amount. Amounts borrowed under the Credit Agreement may be borrowed, repaid and reborrowed from time to time until October 13, 2011.

Borrowings made pursuant to the Credit Agreement as syndicated loans will bear interest, payable quarterly or, if earlier, at the end of any interest period, at either (a) the base rate, described in the Credit Agreement as the higher of the annual rate of the lead bank's prime rate or the federal funds rate plus 0.50%, or (b) the Eurocurrency rate (a publicly published rate) plus a percentage spread based on our credit rating and fixed charge coverage ratio. Borrowings made as competitive bid loans bear the competitive bid rate as specified in the applicable competitive bid. Swing line loans bear interest that is the lesser of the base rate or the swing line rate as quoted by the administrative agent under the terms of the Credit Agreement. Under the Credit Agreement, we agree to pay a facility fee, payable quarterly, at rates that range from 0.060% to 0.125% depending on our credit rating and fixed charge coverage ratio, and when applicable, a utilization fee. The payments under this Credit Agreement are guaranteed by the same subsidiaries that guarantee our publicly issued notes (see Note L in the Notes to the Consolidated Financial Statements).

We expect that our cash generated from operations, together with our current cash, short-term investments and funds available under the Credit Agreement, will be sufficient to fund our planned store openings and other recurring operating cash needs for at least the next twelve months.

Uses of Capital

As a result of our strong financial position, in addition to investing in our existing business and pursuing strategic acquisitions, we also expect to continue to return capital to our shareholders through our stock repurchase program and an annual cash dividend. Based on our credit metrics and our liquidity position, we may also return capital to our shareholders through our share repurchase program.

We currently plan to spend approximately $500 million to $550 million on capital expenditures during fiscal 2008 related to new store openings and continued investments in information systems and distribution centers to improve operational efficiencies and customer service. We expect to open approximately 115 new stores in North America, Europe and Asia during fiscal 2008. We may also expend additional funds to purchase lease rights from tenants occupying retail space that is suitable for a Staples store. We estimate that our cash requirements, including pre-opening expenses, net inventory, leasehold improvements and fixtures, will be approximately $1.4 million for each new store.

While we have primarily grown organically, we may use capital to engage in strategic acquisitions or joint ventures in markets where we currently have a presence and in new geographic markets that could become significant to our business in future years. We do not expect to rely on acquisitions to achieve our targeted growth plans. We consider many types of acquisitions for their strategic and other benefits on a case by case basis, such as our recently announced proposal to acquire all the outstanding shares of Corporate Express NV. However, we have most recently targeted and expect to continue to target acquisitions that are small, aligned with our existing businesses, focused on both strengthening our presence in existing markets and expanding our presence into new geographies that could become long-term meaningful drivers of our business, and financed from our operating cash flows.

In 2005, we announced a repurchase program under which we were authorized to repurchase up to $1.5 billion of Staples common stock through February 2, 2008. In the second quarter of 2007, we announced that our 2005 repurchase program would be replaced with a new repurchase program under which we may repurchase up to $1.5 billion of Staples common stock. The new repurchase program went into effect during the second quarter of 2007 and has no expiration date. Approximately $1.2 billion of Staples common stock had been repurchased under our 2005 repurchase program when it was terminated and replaced by the 2007 program.

We paid a cash dividend of $0.29 per share of common stock on April 19, 2007 to shareholders of record on March 30, 2007, resulting in a total dividend payment of $207.6 million. On March 4, 2008, we announced that we would pay a cash dividend of $0.33 per share on April 17, 2008 to shareholders of record on March 28, 2008. While it is our intention to pay annual cash dividends in years following 2008, any decision to pay future cash dividends will be made by our Board of Directors and will depend upon our earnings, financial condition and other factors.

Proposed Acquisition of Corporate Express

On February 19, 2008, we announced that we had made a proposal to Corporate Express NV, a Dutch office products distributor with operations in North America, Europe, Australia and New Zealand to acquire all of the outstanding shares of its ordinary stock for cash consideration of 7.25 Euros per ordinary share, representing a total enterprise value of approximately 2.5 billion Euros (approximately $3.7 billion). To finance a portion of this proposed acquisition, we entered into a bridge loan commitment letter with Lehman Brothers on customary terms and conditions. We may only borrow amounts pursuant to this committed financing in connection with the proposed acquisition of Corporate Express. We believe that this committed financing together with our cash and available credit under our revolving credit facility would be sufficient to finance the acquisition. Corporate Express, in a public statement issued the same day, rejected our proposal.

Inflation and Seasonality

While neither inflation nor deflation has had, nor do we expect them to have, a material impact upon operating results, there can be no assurance that our business will not be affected by inflation or deflation in the future. We believe that our business is somewhat seasonal, with sales and profitability slightly lower during the first half of our fiscal year.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk from changes in interest rates and foreign exchange rates. We have a risk management control process to monitor our interest rate and foreign exchange risks. The risk management process uses analytical techniques, including market value, sensitivity analysis and value at risk estimates.

As more fully described in the notes to the consolidated financial statements, we use interest rate swap agreements to modify fixed rate obligations to variable rate obligations, thereby adjusting the interest rates to current market rates and ensuring that the debt instruments are always reflected at fair value. While our variable rate debt obligations, approximately $325.0 million at February 2, 2008, expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial position or results of operations. Based on February 2, 2008 borrowing levels, a 1.0% increase or decrease in current market interest rates would have the effect of causing a $3.3 million additional pre-tax charge or credit to our statement of operations.

As more fully described in Note E in the Notes to the Consolidated Financial Statements, we are exposed to foreign exchange risks through subsidiaries or investments in Canada, Europe, Asia and South America. We have entered into a currency swap in Canadian dollars in order to hedge a portion of our foreign exchange risk related to our net investment in foreign subsidiaries. Any increase or decrease in the fair value of our currency exchange rate sensitive derivative instruments would be offset by a corresponding decrease or increase in the fair value of the hedged underlying asset.

We account for our interest rate and currency swap agreements using hedge accounting treatment as the derivatives have been determined to be highly effective in achieving offsetting changes in fair value of the hedged items. Under this method of accounting, at February 2, 2008, we have recorded a $9.3 million asset representing gross unrealized gains on one of our derivatives and a $10.1 million liability representing gross unrealized losses on another derivative. During fiscal 2001, we terminated an interest swap agreement resulting in a realized gain of $18.0 million which has been amortized into income through August 2007, the remaining term of the original agreement. We do not enter into derivative agreements for trading purposes.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Staples, Inc.

We have audited the accompanying consolidated balance sheets of Staples, Inc. and subsidiaries as of February 2, 2008 and February 3, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Staples, Inc. and subsidiaries at February 2, 2008 and February 3, 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note A to the consolidated financial statements, effective February 4, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Staples, Inc.'s internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Boston, Massachusetts
March 3, 2008

STAPLES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollar Amounts in Thousands, Except Share Data)

	February 2, 2008	February 3, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,245,448	$ 1,017,671
Short-term investments	27,016	457,759
Receivables, net	822,254	720,797
Merchandise inventories, net	2,053,163	1,919,714
Deferred income tax asset	173,545	141,108
Prepaid expenses and other current assets	233,956	174,314
Total current assets	4,555,382	4,431,363
Property and equipment:		
Land and buildings	859,751	791,264
Leasehold improvements	1,135,132	996,434
Equipment	1,819,381	1,539,617
Furniture and fixtures	871,361	757,408
Total property and equipment	4,685,625	4,084,723
Less accumulated depreciation and amortization	2,524,486	2,110,602
Net property and equipment	2,161,139	1,974,121
Lease acquisition costs, net of accumulated amortization	31,399	33,579
Intangible assets, net of accumulated amortization	231,310	232,383
Goodwill	1,764,928	1,455,113
Other assets	292,186	270,706
Total assets	$ 9,036,344	$ 8,397,265
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,560,728	$ 1,486,188
Accrued expenses and other current liabilities	1,025,364	1,087,030
Debt maturing within one year	23,806	215,165
Total current liabilities	2,609,898	2,788,383
Long-term debt	342,169	316,465
Other long-term obligations	356,043	261,643
Minority interest	10,227	9,109
Stockholders' Equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued	—	—
Common stock, $.0006 par value, 2,100,000,000 shares authorized; issued 867,366,103 shares at February 2, 2008 and 849,338,568 shares at February 3, 2007	520	510
Additional paid-in capital	3,720,319	3,338,412
Cumulative foreign currency translation adjustments	476,399	189,115
Retained earnings	4,793,542	4,005,424
Less: treasury stock at cost, 162,728,588 shares at February 2, 2008 and 130,605,591 shares at February 3, 2007	(3,272,773)	(2,511,796)
Total stockholders' equity	5,718,007	5,021,665
Total liabilities and stockholders' equity	$ 9,036,344	$ 8,397,265

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(Dollar Amounts in Thousands, Except Share Data)

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Sales	$19,372,682	$18,160,789	$16,078,852
Cost of goods sold and occupancy costs	13,822,011	12,966,788	11,496,234
Gross profit	5,550,671	5,194,001	4,582,618
Operating and other expenses:			
Operating and selling	3,131,774	2,946,249	2,647,567
General and administrative	854,984	770,268	687,962
Amortization of intangibles	15,664	14,415	13,008
Total operating expenses	4,002,422	3,730,932	3,348,537
Operating income	1,548,249	1,463,069	1,234,081
Other income (expense):			
Interest income	46,726	58,839	59,937
Interest expense	(38,335)	(47,810)	(56,774)
Miscellaneous expense	(2,158)	(2,770)	(1,945)
Income before income taxes and minority interest	1,554,482	1,471,328	1,235,299
Income tax expense	559,614	497,972	450,884
Income before minority interests	994,868	973,356	784,415
Minority interest (income) expense	(802)	(321)	298
Net Income	$ 995,670	$ 973,677	$ 784,117
Earnings per common share			
Basic	$ 1.41	$ 1.35	$ 1.07
Diluted	$ 1.38	$ 1.32	$ 1.04
Dividends declared per common share	$ 0.29	$ 0.22	$ 0.17

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Dollar Amounts in Thousands)

For the Fiscal Years Ended February 2, 2008, February 3, 2007 and January 28, 2006

	Common Stock	Additional Paid-In Capital	Cumulative Translation Adjustments	Retained Earnings	Treasury Stock	Comprehensive Income
Balances at January 29, 2005	$488	$2,600,423	$114,427	$2,531,915	$(1,072,829)	$ 698,000
Issuance of common stock for stock options exercised	9	159,727	—	—	—	—
Tax benefit on exercise of options	—	24,347	—	—	—	—
Stock-based compensation	—	129,806	—	—	—	—
Sale of common stock under Employee Stock Purchase Plan	1	23,181	—	—	—	—
Stock split and cash paid in lieu of fractional shares	—	(921)	—	—	—	
Net income for the year	—	—	—	784,117	—	784,117
Common stock dividend	—	—	—	(123,402)	—	
Foreign currency translation adjustments	—	—	(15,837)	—	—	(15,837)
Changes in the fair value of derivatives (net of taxes of $8,332)	—	—	(11,505)	—	—	(11,505)
Purchase of treasury shares	—	—	—	—	(663,145)	—
Other	—	799	—	—	—	—
Balances at January 28, 2006	$498	$2,937,362	$ 87,085	$3,192,630	$(1,735,974)	$ 756,775
Issuance of common stock for stock options exercised	11	166,752	—	—	—	—
Tax benefit on exercise of options	—	36,069	—	—	—	—
Stock-based compensation	—	168,736	—	—	—	—
Sale of common stock under						—
Employee Stock Purchase Plan and International Savings Plan	1	28,499	—	—	—	—
Net income for the year	—	—	—	973,677	—	973,677
Common stock dividend	—	—	—	(160,883)	—	—
Foreign currency translation adjustments	—	—	96,404	—	—	96,404
Changes in the fair value of derivatives (net of taxes of $4,073)	—	—	5,626	—	—	5,626
Purchase of treasury shares	—	—	—	—	(775,822)	—
Other	—	994	—	—	—	—
Balances at February 3, 2007	$510	$3,338,412	$189,115	$4,005,424	$(2,511,796)	$1,075,707
Issuance of common stock for stock options exercised	9	148,742	—	—	—	—
Tax benefit on exercise of options	—	29,553	—	—	—	—
Stock-based compensation	—	173,343	—	—	—	—
Sale of common stock under						—
Employee Stock Purchase Plan and International Savings Plan	1	31,699	—	—	—	—
Net income for the year	—	—	—	995,670	—	995,670
Common stock dividend	—	—	—	(207,552)	—	—
Foreign currency translation adjustments	—	—	262,639	—	—	262,639
Changes in the fair value of derivatives (net of taxes of $17,847)	—	—	24,645	—	—	24,645
Purchase of treasury shares	—	—	—	—	(760,977)	—
Other	—	(1,430)	—	—	—	—
Balances at February 2, 2008	$520	$3,720,319	$476,399	$4,793,542	$(3,272,773)	$1,282,954

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollar Amounts in Thousands)

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Operating activities:			
Net income	$ 995,670	$ 973,677	$ 784,117
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	388,895	339,299	303,900
Stock-based compensation	173,343	168,736	129,806
Deferred income tax benefit	(8,788)	(65,401)	(96,189)
Excess tax benefits from stock-based compensation arrangements	(18,557)	(36,069)	(36,748)
Other	4,831	(365)	(6,513)
Change in assets and liabilities, net of companies acquired:			
Increase in receivables	(64,293)	(128,010)	(80,166)
Increase in merchandise inventories	(30,175)	(191,957)	(97,538)
Increase in prepaid expenses and other assets	(89,558)	(44,298)	(15,646)
Increase in accounts payable	295	34,379	187,402
(Decrease) increase in accrued expenses and other current liabilities	(90,054)	79,187	105,274
Increase in other long-term obligations	99,407	21,823	20,922
Net cash provided by operating activities	1,361,016	1,151,001	1,198,621
Investing activities:			
Acquisition of property and equipment	(470,377)	(528,475)	(456,103)
Acquisition of businesses and investments in joint ventures, net of cash acquired	(178,077)	(31,750)	(57,196)
Proceeds from the sale of short-term investments	4,579,460	8,358,384	8,097,199
Purchase of short-term investments	(4,148,716)	(8,223,063)	(8,218,049)
Net cash used in investing activities	(217,710)	(424,904)	(634,149)
Financing activities:			
Proceeds from the exercise of stock options and the sale of stock under employee stock purchase plans	178,504	195,263	181,997
Proceeds from borrowings	11,796	13,988	535
Payments on borrowings	(206,515)	(5,191)	(16,735)
Cash dividends paid	(207,552)	(160,883)	(123,402)
Excess tax benefits from stock-based compensation arrangements	18,557	36,069	36,748
Purchase of treasury stock, net	(760,977)	(775,822)	(663,145)
Net cash used in financing activities	(966,187)	(696,576)	(584,002)
Effect of exchange rate changes on cash	50,658	10,328	42
Net increase (decrease) in cash and cash equivalents	227,777	39,849	(19,488)
Cash and cash equivalents at beginning of period	1,017,671	977,822	997,310
Cash and cash equivalents at end of period	$1,245,448	$1,017,671	$ 977,822

See notes to consolidated financial statements.

NOTE A Summary of Significant Accounting Policies

Nature of Operations: Staples, Inc. and subsidiaries ("Staples" or the "Company") pioneered the office products superstore concept and Staples is a leading office products company. Staples operates three business segments: North American Retail, North American Delivery and International Operations. The Company's North American Retail segment consists of the U.S. and Canadian business units that operate office products stores. The North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to customers, and includes Staples Business Delivery, Quill and Contract. The International Operations segment consists of operating units that operate office products stores and that sell and deliver office products and services directly to customers in 20 countries in Europe, Asia and South America.

Basis of Presentation: The consolidated financial statements include the accounts of Staples, Inc. and its wholly and majority owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. All share and per share amounts reflect, or have been restated to reflect, the three-for-two common stock split that was effected in the form of a common stock dividend distributed on April 15, 2005.

Fiscal Year: Staples' fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. Fiscal year 2007 consisted of the 52 weeks ended February 2, 2008, fiscal year 2006 consisted of the 53 weeks ended February 3, 2007 and fiscal year 2005 consisted of the 52 weeks ended January 28, 2006.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of Staples to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: Staples considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term Investments: Short-term investments, which primarily consist of market auction rate preferred stock and debt securities and treasury securities, are classified as "available for sale" under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the short-term investments are reported at fair value, with any related unrealized gains and losses included as a separate component of stockholders' equity, net of applicable taxes. Realized gains and losses and interest and dividends are included in interest income or interest expense, as appropriate. Given the highly liquid nature of these investments, there were no significant realized or unrealized gains or losses during fiscal year 2007, 2006 or 2005. At February 2, 2008, the available for sale investments consisted of $27.0 million of treasury securities, with contractual maturities ranging from February 2008 through September 2008.

Receivables: Receivables include trade receivables financed under regular commercial credit terms and other non-trade receivables. Gross trade receivables were $642.2 million at February 2, 2008 and $511.1 million at February 3, 2007. Concentrations of credit risk with respect to trade receivables are limited due to Staples' large number of customers and their dispersion across many industries and geographic regions.

An allowance for doubtful accounts has been recorded to reduce trade receivables to an amount expected to be collectible from customers based on specific evidence as well as historical trends. The allowance recorded at February 2, 2008 and February 3, 2007 was $22.5 million and $18.8 million, respectively.

Other non-trade receivables were $202.5 million at February 2, 2008 and $228.5 million at February 3, 2007 and consisted primarily of amounts due from vendors under various incentive and promotional programs.

Merchandise Inventories: Merchandise inventories are valued at the lower of weighted-average cost or market value.

Private Label Credit Card: Staples offers a private label credit card which is managed by a financial services company. Under the terms of the agreement, Staples is obligated to pay fees which approximate the financial institution's cost of processing and collecting the receivables, which are non-recourse to Staples.

NOTE A Summary of Significant Accounting Policies (Continued)

Property and Equipment: Property and equipment are recorded at cost. Expenditures for normal maintenance and repairs are charged to expense as incurred. Depreciation and amortization, which includes the amortization of assets recorded under capital lease obligations, are provided using the straight-line method over the following useful lives: 40 years for buildings; 3-10 years for furniture and fixtures; and 3-10 years for equipment, which includes computer equipment and software with estimated useful lives of 3-5 years. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated economic lives of the improvements.

Lease Acquisition Costs: Lease acquisition costs are recorded at cost and amortized using the straight-line method over the respective lease terms, including option renewal periods if renewal of the lease is probable, which range from 5 to 40 years. Accumulated amortization at February 2, 2008 and February 3, 2007 totaled $68.4 million and $64.4 million, respectively.

Goodwill and Intangible Assets: SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" requires that goodwill and intangible assets that have indefinite lives not be amortized but, instead, tested at least annually for impairment. Management uses a discounted cash flow analysis, which requires that certain assumptions and estimates be made regarding industry economic factors and future profitability of acquired businesses to assess the need for an impairment charge. If actual results are not consistent with management's assumptions and judgments, the Company could be exposed to a material impairment charge. The Company has elected the fourth quarter to complete its annual goodwill impairment test. In addition, annual impairment tests for indefinite lived intangible assets are also performed in the fourth quarter. As a result of the fourth quarter impairment analyses, management has determined that no impairment charges are required.

The changes in the carrying amount of goodwill during the year ended February 2, 2008 are as follows (in thousands):

	Goodwill At February 3, 2007	2007 Net Additions	2007 Foreign Exchange Fluctuations	Goodwill At February 2, 2008
North American Retail	$ 36,306	$ —	$ 6,542	$ 42,848
North American Delivery	444,775	60,915	—	505,690
International Operations	974,032	120,174	122,184	1,216,390
Consolidated	$1,455,113	$181,089	$128,726	$1,764,928

Intangible assets not subject to amortization, which include registered trademarks and trade names, were $153.0 million at February 2, 2008 and February 3, 2007. Intangible assets subject to amortization, which include certain trademarks and trade names, customer related intangible assets and non-competition agreements, were $140.7 million, with accumulated amortization of $62.4 million at February 2, 2008, and $126.5 million with accumulated amortization of $47.1 million at February 3, 2007, respectively. At February 2, 2008, intangible assets subject to amortization had a weighted average life of 10.6 years.

Impairment of Long-Lived Assets: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Staples' policy is to evaluate long-lived assets for impairment at a store level for retail operations and an operating unit level for Staples' other operations.

Fair Value of Financial Instruments: Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments" ("SFAS No. 107"), Staples has estimated the fair value of its financial instruments using the following methods and assumptions: the carrying amounts of cash and cash equivalents, short-term investments, receivables and accounts payable approximate fair value because of their short-term nature, and the carrying amounts of Staples' debt approximates fair value because of the Company's use of derivative instruments that qualify for hedge accounting.

NOTE A Summary of Significant Accounting Policies (Continued)

Revenue Recognition: Revenue is recognized at the point of sale for the Company's retail operations and at the time of shipment for its delivery sales. The Company offers its customers various coupons, discounts and rebates, which are treated as a reduction of revenue.

Sales of extended service plans are either administered by an unrelated third party or by the Company. The unrelated third party is the legal obligor in most of the areas they administer and accordingly bears all performance obligations and risk of loss related to the service plans sold in such areas. In these areas, Staples recognizes a net commission revenue at the time of sale for the service plans. In certain areas where Staples is the legal obligor, the revenues associated with the sale are deferred and recognized over the life of the service contract, which is typically one to five years.

Cost of Goods Sold and Occupancy Costs: Cost of goods sold and occupancy costs includes the costs of: merchandise sold, inbound and outbound freight, receiving and distribution, and store and distribution center occupancy (including real estate taxes and common area maintenance).

Shipping and Handling Costs: All shipping and handling costs are included as a component of cost of goods sold and occupancy costs.

Operating and Selling Expenses: Operating and selling expenses include payroll, advertising and other operating expenses for the Company's stores and delivery operations not included in cost of goods sold and occupancy costs.

Advertising: Staples expenses the production costs of advertising the first time the advertising takes place, except for the cost of direct-response advertising, primarily catalog production costs, which are capitalized and amortized over their expected period of future benefits (i.e., the life of the catalog). Direct catalog production costs included in prepaid and other assets totaled $35.9 million at February 2, 2008 and $31.2 million at February 3, 2007. Total advertising and marketing expense was $710.0 million, $660.3 million and $588.2 million for fiscal years 2007, 2006 and 2005, respectively.

Pre-opening Costs: Pre-opening costs, which consist primarily of salaries, supplies, marketing and distribution costs, are expensed as incurred.

Stock-Based Compensation: The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("SFAS No. 123R") as of January 29, 2006, using the modified retrospective method. As a result, the consolidated financial statements for fiscal year 2005 have been restated to reflect the adoption of this standard.

Foreign Currency Translation: The assets and liabilities of Staples' foreign subsidiaries are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments, and the net exchange gains and losses resulting from the translation of investments in Staples' foreign subsidiaries are recorded as a separate component of stockholders' equity.

Derivative Instruments and Hedging Activities: The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of derivative financial instruments that qualify for hedge accounting are recorded in stockholders' equity as a component of comprehensive income or as an adjustment to the carrying value of the hedged item. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings. As of February 2, 2008, Staples has no derivatives that do not qualify for hedge accounting.

Accounting for Income Taxes: In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company's financial statements in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods, and new disclosure requirements.

NOTE A Summary of Significant Accounting Policies (Continued)

The Company adopted FIN 48 as of February 4, 2007, the first day of the 2007 fiscal year. The adoption of FIN 48 did not result in any material adjustments to the Company's reserves for uncertain tax positions. At the beginning of fiscal 2007, the Company had $81.8 million of gross unrecognized tax benefits, $65.9 million of which, if recognized, would affect the Company's tax rate. At February 2, 2008, the Company had $87.7 million of gross unrecognized tax benefits, $66.1 million of which, if recognized, would affect the Company's tax rate. The Company does not reasonably expect any material changes to the estimated amount of liability associated with its uncertain tax positions through fiscal 2008. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of February 4, 2007	$ 81,848
Additions for tax positions related to fiscal year 2007	22,460
Additions for tax positions of prior years	8,932
Reductions for tax positions of prior years	(18,430)
Settlements	(7,122)
Balance as of February 2, 2008	$ 87,688

Staples is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2005 and all material state, local and foreign income tax matters for years through 2000.

Staples' continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company had $11.1 million accrued for interest and penalties as of February 2, 2008.

New Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows companies to measure many financial assets and liabilities at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 159 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations", but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS No. 141(R) expands on the disclosures previously required by SFAS No. 141, better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any noncontrolling interests in the acquired business. SFAS No. 141(R) also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. SFAS No. 141(R) is effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. The Company will adopt this statement as of February 1, 2009. Management is currently evaluating the impact SFAS No. 141(R) will have on the Company's consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 requires that noncontrolling (or minority) interests in subsidiaries be reported in the equity section of the company's balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and

NOTE A Summary of Significant Accounting Policies (Continued)

equity. SFAS No. 160 also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company's income statement. SFAS No. 160 also establishes guidelines for accounting for changes in ownership percentages and for deconsolidation. SFAS No. 160 is effective for financial statements for fiscal years beginning on or after December 1, 2008 and interim periods within those years. The adoption of SFAS No. 160 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Reclassifications: Certain previously reported amounts have been reclassified to conform with the current period presentation.

NOTE B Business Acquisitions and Equity Method Investments

In accordance with SFAS No. 141 "Business Combinations", Staples records acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value is recorded as goodwill. Under SFAS No. 142, goodwill and purchased intangibles with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently, if impairment indicators arise. Purchased intangibles with definite lives are amortized over their respective useful lives.

During 2007, the Company paid an aggregate of $188.3 million to acquire all or a majority interest in certain delivery businesses headquartered in the United States and China. Additionally, in 2007 the Company made an investment in a joint venture in India.

During 2007, the Company recorded $181.1 million of goodwill and $20.7 million of intangible assets for all acquisitions and investments completed in 2007, of which $38.0 million of goodwill is expected to be deductible for tax purposes. The $20.7 million recorded for intangible assets was assigned to trade names and customer related intangible assets that will be amortized over a weighted average life of 8.1 years.

NOTE C Accrued Expenses and Other Current Liabilities

The major components of accrued liabilities are as follows (in thousands):

	February 2, 2008	February 3, 2007
Taxes	$ 233,542	$ 284,094
Employee related	247,374	268,046
Acquisition and store closure reserves	41,130	48,798
Advertising and marketing	79,977	82,985
Other	423,341	403,107
Total	$1,025,364	$1,087,030

NOTE D Debt and Credit Agreements

The major components of debt outstanding are as follows (in thousands):

	February 2, 2008	February 3, 2007
Notes due October 2012 (see below)	$325,000	$ 325,000
Senior Notes due August 2007 (see below)	—	200,000
Lines of credit (see "Credit Agreements" below)	—	229
Capital lease obligations and other notes payable in monthly installments with effective interest rates from 2% to 5%; collateralized by the related equipment	31,670	22,461
	356,670	547,690
Deferred gain (loss) on settlement of interest rate swap and fair value adjustments on hedged debt	9,305	(16,060)
Less current portion	(23,806)	(215,165)
Net long-term debt	$342,169	$ 316,465
Debt maturing within one year consists of the following (in thousands):		
Current portion of long-term debt	$ 23,806	$ 215,874
Fair value adjustments on hedged debt	—	(709)
Total debt maturing within one year	$ 23,806	$ 215,165

Aggregate annual maturities of long-term debt and capital lease obligations are as follows (in thousands):

Fiscal Year:	Total
2008	$ 23,806
2009	4,023
2010	2,601
2011	430
2012	325,430
Thereafter	380
	$356,670

Future minimum lease payments under capital leases of $8.8 million, excluding $0.5 million of interest, are included in aggregate annual maturities shown above. Staples entered into new capital lease agreements totaling $3.9 million during fiscal year 2007 and $3.1 million during fiscal year 2005. Staples entered into no new capital lease agreements during fiscal year 2006.

Interest paid by Staples totaled $42.0 million, $45.9 million and $41.2 million for fiscal years 2007, 2006 and 2005, respectively. There was no interest capitalized in fiscal 2007 or 2005. There was $0.2 million of capitalized interest in fiscal 2006.

Notes: On September 30, 2002, Staples issued $325.0 million principal amount of senior notes due October 1, 2012 (the "Notes"), with a fixed interest rate of 7.375% payable semi-annually on April 1 and October 1 of each year commencing on April 1, 2003. Staples has entered into an interest rate swap agreement to turn the Notes into variable rate obligations (see Note E).

Senior Notes: On August 12, 1997, Staples issued $200.0 million principal amount of senior notes (the "Senior Notes"), with a fixed interest rate of 7.125% payable semi-annually on February 15 and August 15 of each year. Staples entered into interest rate swap agreements to turn the Senior Notes into variable rate obligations (see Note E). The Senior Notes were due in August 2007. On August 15, 2007, the Company repaid the $200.0 million Senior Notes and paid $83.3 million to settle foreign currency swaps that matured on that date. The swaps that matured on August 15, 2007 were designated as a foreign currency hedge on Staples net investment in Canadian dollar denominated subsidiaries.

NOTE D Debt and Credit Agreements (Continued)

Credit Agreements: On October 13, 2006, Staples entered into an Amended and Restated Revolving Credit Agreement (the "Credit Agreement") with Bank of America, N.A and other lending institutions. The Credit Agreement amended and restated the Revolving Credit Agreement dated as of December 14, 2004, which provided for a maximum borrowing of $750.0 million and was due to expire in December 2009 (the "Prior Agreement").

The Credit Agreement provides for a maximum borrowing of $750.0 million which, upon approval of the lenders, Staples may increase to $1.0 billion, and expires on October 13, 2011. Borrowings made pursuant to the Credit Agreement may be syndicated loans, competitive bid loans, or swing line loans, the combined sum of which may not exceed the maximum borrowing amount. Amounts borrowed under the Credit Agreement may be borrowed, repaid and reborrowed from time to time until October 13, 2011. The borrowings under this Credit Agreement are guaranteed by the same subsidiaries that guarantee the Company's publicly issued notes (See Note L). At February 2, 2008, no borrowings were outstanding under this Credit Agreement; however, $71.6 million of open letters of credit were outstanding, reducing the available credit under the Credit Agreement from $750.0 million to $678.4 million.

Borrowings made pursuant to the Credit Agreement as syndicated loans will bear interest, payable quarterly or, if earlier, at the end of any interest period, at either (a) the base rate, described in the Credit Agreement as the higher of the annual rate of the lead bank's prime rate or the federal funds rate plus 0.50%, or (b) the Eurocurrency rate (a publicly published rate) plus a percentage spread based on Staples' credit rating and fixed charge coverage ratio. Borrowings made as competitive bid loans bear the competitive bid rate as specified in the applicable competitive bid. Swing line loans bear interest that is the lesser of the base rate or the swing line rate as quoted by the administrative agent under the terms of the Credit Agreement. Under the Credit Agreement, Staples agrees to pay a facility fee, payable quarterly, at rates that range from 0.060% to 0.125% depending on the Company's credit rating and fixed charge coverage ratio, and when applicable, a utilization fee.

Staples had $114.9 million available under various lines of credit, which had no outstanding balance at February 2, 2008, with $0.9 million of letters of credit issued under the facilities.

NOTE E Derivative Instruments and Hedging Activities

Staples uses interest rate swaps to turn fixed rate debt into variable rate debt and currency swaps to hedge a portion of the value of Staples' net investment in Canadian dollar denominated subsidiaries. These derivatives qualify for hedge accounting treatment as the derivatives have been highly effective in offsetting changes in fair value of the hedged items.

Interest Rate Swaps: During fiscal year 1999, Staples entered into interest rate swaps, for an aggregate notional amount of $200.0 million, to turn Staples' fixed rate Senior Notes into a variable rate obligation. On October 23, 2001, Staples terminated these interest rate swaps which were originally scheduled to terminate on August 15, 2007. Upon termination of the swaps, Staples realized a gain of $18.0 million, which was amortized over the remaining term of the underlying hedged debt instrument, as an adjustment to interest expense. Simultaneous with the termination of these interest rate swaps, Staples entered into another $200.0 million of interest rate swaps whereby Staples was entitled to receive semi-annual interest payments at a fixed rate of 7.125% and was obligated to make semi-annual interest payments at a floating rate based on the LIBOR. These swap agreements were designated as fair value hedges of the Senior Notes and terminated on August 15, 2007. Upon the termination of these swap agreements, Staples settled accrued interest in the amount of $0.1 million, which was included in interest expense.

On January 8, 2003, Staples entered into an interest rate swap, for an aggregate notional amount of $325.0 million, designed to convert Staples' Notes into a variable rate obligation. The swap agreement, scheduled to terminate on October 1, 2012, is designated as a fair value hedge of the Notes. Under the interest rate swap agreement, Staples is entitled to receive semi-annual interest payments at a fixed rate of 7.375% and is required to make semi-annual interest payments at a floating rate equal to the 6 month LIBOR plus 3.088%. The interest rate swap agreement is being accounted for as a fair value hedge and the differential to be paid or received on the interest rate swap agreement is accrued and recognized as an adjustment to interest expense over the life of the agreements. At February 2, 2008, the interest rate swap agreement had a fair value gain of $9.3 million, which was included in other assets.

Foreign Currency Swaps: During fiscal year 2000, Staples entered into a currency swap, for an aggregate notional amount of $200.0 million. Staples, upon maturity of the agreement, was entitled to receive $200.0 million and was

NOTE E Derivative Instruments and Hedging Activities (Continued)

obligated to pay 298 million in Canadian dollars. On November 16, 2006, Staples entered into a currency swap, for an aggregate notional amount of $7.5 million. Staples, upon maturity of the agreement, was entitled to receive $7.5 million and was obligated to pay 8.6 million in Canadian dollars. Staples was also entitled to receive quarterly interest payments on $7.5 million at a fixed rate of 5.3725% and was obligated to make quarterly interest payments on 8.6 million Canadian dollars at a fixed rate of 4.315%. During 2007, Staples entered into currency swaps, for an aggregate notional amount of $17.5 million. Staples, upon maturity of the agreements, was entitled to receive $17.5 million and was obligated to pay 20.1 million in Canadian dollars. Staples was also entitled to receive quarterly interest payments on $17.5 million and was obligated to make quarterly interest payments on 20.1 million Canadian dollars. On August 15, 2007, the Company paid $83.3 million to settle all of these foreign currency swaps. These swaps were designated as a foreign currency hedge on Staples' net investment in Canadian dollar denominated subsidiaries and the loss was recorded as a cumulative translation adjustment in stockholders' equity.

On August 15, 2007, the Company entered into a $300.0 million foreign currency swap that has been designated as a foreign currency hedge on Staples' net investment in Canadian dollar denominated subsidiaries. Staples, upon maturity of the agreement, will be entitled to receive $300.0 million and will be obligated to pay 318.6 million in Canadian dollars. Staples will also be entitled to receive quarterly interest payments on $300.0 million at a fixed rate of 5.28% and will be obligated to make quarterly interest payments on 318.6 million Canadian dollars at a fixed rate of 5.079%. At February 2, 2008, the currency swap had an aggregate fair value loss of $10.1 million, which was included in other long-term obligations.

During fiscal years 2007, 2006 and 2005, foreign currency gains (losses), net of taxes of $24.6 million, $5.6 million and $(11.5) million, respectively, were recorded in the cumulative translation adjustment line.

NOTE F Commitments and Contingencies

Staples leases certain retail and support facilities under long-term non-cancelable lease agreements. Most lease agreements contain renewal options and rent escalation clauses and, in some cases, allow termination within a certain number of years with notice and a fixed payment. Certain agreements provide for contingent rental payments based on sales.

Other long-term obligations at February 2, 2008 include $127.0 million relating to future rent escalation clauses and lease incentives under certain existing store operating lease arrangements. These rent expenses are recognized on a straight-line basis over the respective terms of the leases. Future minimum lease commitments due for retail and support facilities (including lease commitments for 127 retail stores not yet opened at February 2, 2008) and equipment leases under non-cancelable operating leases are as follows (in thousands):

Fiscal Year:	Total
2008	$ 756,963
2009	746,244
2010	700,751
2011	647,771
2012	586,167
Thereafter	2,787,403
	$6,225,299

Future minimum lease commitments do not include $81.6 million of minimum rentals due under non-cancelable subleases.

Rent expense was approximately $646.2 million, $612.8 million and $566.1 million for fiscal years 2007, 2006 and 2005, respectively.

As of February 2, 2008, Staples had purchase obligations of $702.4 million. Many of the Company's purchase commitments may be canceled by the Company without advance notice or payment, and the Company has excluded such commitments, along with intercompany commitments from the following schedule. Contracts that may be terminated by the Company without cause or penalty, but that require advance notice for termination are valued on the basis of an

NOTE F Commitments and Contingencies (Continued)

estimate of what the Company would owe under the contract upon providing notice of termination. Such purchase obligations will arise as follows (in thousands):

Fiscal Year:	Total
2008	$308,512
2009 through 2010	239,418
2011 through 2012	96,047
Thereafter	58,444
	$702,421

Import letters of credit are issued by Staples during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of February 2, 2008, Staples had open letters of credit totaling $46.8 million.

Various class action lawsuits have been brought against the Company for alleged violations of what is known as California's "wage and hour" law. The plaintiffs have alleged that the Company improperly classified store managers as exempt under the California wage and hour law, making such managers ineligible for overtime wages. In December 2006, the Company settled one class action lawsuit relating to the misclassification of store general managers for $3.9 million. In November 2007, the Company settled the remaining class action lawsuit relating to the misclassification of assistant store managers, recording a charge of $38.0 million, including interest and class counsel's attorney's fees. These charges are included in general and administrative expenses.

In addition, the Company is involved from time to time in litigation arising from the operation of its business that is considered routine and incidental to its business; however, the Company does not expect the results of any of these actions to have a material adverse effect on its business, results of operations, or financial condition.

NOTE G Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The approximate tax effect of the significant components of Staples' deferred tax assets and liabilities are as follows (in thousands):

	February 2, 2008	February 3, 2007
Deferred tax assets:		
Deferred rent	$ 45,790	$ 42,336
Foreign tax credit carryforwards	71,016	62,473
Net operating loss carryforwards	88,091	88,497
Insurance	8,284	12,362
Employee benefits	106,030	87,844
Merger related and store closure charges	14,643	17,249
Inventory	38,220	32,289
Unrealized loss on hedge instruments	4,237	22,083
Deferred revenue	25,332	22,724
Depreciation	42,067	53,273
Other—net	57,529	45,780
Total deferred tax assets	501,239	486,910
Total valuation allowance	(97,290)	(77,821)
Net deferred tax assets	$403,949	$409,089
Deferred tax liabilities:		
Intangibles	$ (90,071)	$ (90,455)
Other—net	(807)	(2,661)
Total deferred tax liabilities	(90,878)	(93,116)
Net deferred tax assets	$313,071	$315,973

NOTE G Income Taxes (Continued)

The gross deferred tax asset from tax loss carryforwards of $88.1 million represents approximately $301.0 million of net operating loss carryforwards, which have an indefinite carryforward period. The valuation allowance increased by $19.5 million during the year, due primarily to the uncertainty of benefiting deferred tax assets associated with net operating losses and capital allowances.

For financial reporting purposes, income before income taxes includes the following components (in thousands):

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Pretax income:			
United States	$1,100,064	$1,173,804	$1,058,299
Foreign	454,418	297,524	177,000
	$1,554,482	$1,471,328	$1,235,299

The provision for income taxes consists of the following (in thousands):

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Current tax expense:			
Federal	$431,006	$ 516,520	$484,326
State	44,567	22,638	19,027
Foreign	100,635	86,870	75,990
Deferred tax (benefit) expense:			
Federal	(31,504)	(101,984)	(85,897)
State	(1,178)	(11,996)	(8,501)
Foreign	16,088	(14,076)	(34,061)
Total income tax expense	$559,614	$ 497,972	$450,884

A reconciliation of the federal statutory tax rate to Staples' effective tax rate on historical net income is as follows:

	Fiscal Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Federal statutory rate	35.0%	35.0%	35.0%
State effective rate, net of federal benefit	2.9	1.9	1.7
Effect of foreign taxes	(2.7)	(1.2)	(0.6)
Tax credits	(0.2)	(0.6)	(0.5)
Resolution of tax matters	0.0	(2.2)	0.0
Other	1.0	0.9	0.9
Effective tax rate	36.0%	33.8%	36.5%

The effective tax rate in any year is impacted by the geographic mix of earnings.

The tax impact of the unrealized gain or loss on instruments designated as hedges of net investments in foreign subsidiaries is reported in the cumulative translation adjustment line in stockholders' equity.

The Company operates in multiple jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and may cover multiple years. In the Company's opinion, an adequate provision for income taxes has been made for all years subject to audit.

Income tax payments were $479.5 million, $595.7 million and $472.0 million during fiscal years 2007, 2006 and 2005, respectively.

NOTE G Income Taxes (Continued)

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $972.6 million as of February 2, 2008. The Company has not provided any additional federal or state income taxes or foreign withholding taxes on the undistributed earnings as such earnings have been indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

NOTE H Employee Benefit Plans

In connection with certain employee benefit plans, Staples included approximately $173.3 million, $168.7 million and $129.8 million in compensation expense for fiscal years 2007, 2006 and 2005, respectively. As of February 2, 2008, Staples had $250.2 million of stock options and restricted stock and restricted stock units to be expensed over the period through January 2012.

During the third quarter of 2006, the Company and its Audit Committee, assisted by outside counsel, conducted a review of its historical stock option granting practices during the period from 1997 to 2006. Based on the results of the review, the Company recorded a $10.8 million expense ($8.6 million net of taxes) during the third quarter of 2006 to reflect the cumulative impact of accounting errors due to the use of incorrect measurement dates, without restating any historical financial statements. The amount of this correction in any single year would have been no more than 0.6% of operating income for that year. This charge increased cost of goods sold and occupancy costs by $0.3 million, operating and selling expenses by $3.9 million, general and administrative expenses by $6.6 million, and reduced income tax expense by $2.2 million, resulting in an $8.6 million reduction in net income for 2006. The Company has concluded that the use of incorrect measurement dates was not the result of intentional wrongdoing and has taken steps to improve the controls over its option granting processes.

Employee Stock Purchase Plans

The Amended and Restated 1998 Employee Stock Purchase Plan authorizes a total of up to 15.8 million shares of common stock to be sold to participating employees and the Amended and Restated International Employee Stock Purchase Plan authorizes a total of up to 1.3 million shares of common stock to be sold to participating employees of non-U.S. subsidiaries of the Company. Under both plans, participating employees may purchase shares of common stock at 85% of its fair market value at the beginning or end of an offering period, whichever is lower, through payroll deductions in an amount not to exceed 10% of an employee's annual base compensation.

Stock Award Plans

The Amended and Restated 2004 Stock Incentive Plan (the "2004 Plan") was implemented in July 2004 and replaced the amended and restated 1992 Equity Incentive Plan (the "1992 Plan") and the amended and restated 1990 Director Stock Option Plan (the "1990 Plan"). Unexercised options under both the 1992 Plan and the 1990 Plan remain outstanding. Under the 2004 Plan, Staples may issue up to 62.3 million shares of common stock to management and employees using various forms of awards, including nonqualified options and restricted stock, subject to certain restrictions. Except as disclosed above, options outstanding under these plans have an exercise price equal to the fair market value of the common stock on the date of grant. Options outstanding are exercisable at various percentages of the total shares subject to the option starting one year after the grant. All options expire ten years after the grant date, subject to earlier termination in the event of employment termination.

NOTE H Employee Benefit Plans (Continued)

Stock Options

Information with respect to stock options granted under the above plans is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value (in thousands)
Outstanding at February 3, 2007	57,655,917	$16.75	
Granted	5,495,567	24.36	
Exercised	(10,126,740)	14.40	
Canceled	(1,649,818)	20.64	
Outstanding at February 2, 2008	51,374,926	$17.90	$309,541
Exercisable at February 2, 2008	34,039,155	$15.63	$282,473

The weighted-average fair values of options granted during fiscal years 2007, 2006 and 2005 were $6.92, $7.12 and $6.32, respectively.

The following table summarizes information concerning currently outstanding and exercisable options for common stock:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.00 - $ 9.00	477,133	2.47	$ 7.09	477,133	$ 7.09
$ 9.001 - $10.00	4,261,095	3.09	9.73	4,261,095	9.73
$10.001 - $11.00	4,705,160	3.91	10.50	4,705,160	10.50
$11.001 - $13.00	6,631,027	5.03	12.53	6,631,027	12.53
$13.001 - $14.00	1,562,150	2.69	13.36	1,562,150	13.36
$14.001 - $19.00	1,403,751	5.10	17.23	972,387	17.17
$19.001 - $20.00	8,938,927	6.16	19.15	6,341,239	19.15
$20.001 - $21.00	2,818,710	2.55	20.68	2,639,773	20.67
$21.001 - $22.00	10,823,682	7.40	21.31	5,130,609	21.32
$22.001 - $25.00	9,579,119	8.89	24.29	1,294,520	24.04
$25.001 - $28.00	174,172	8.94	26.63	24,062	26.97
$ 0.00 - $28.00	51,374,926	5.97	$17.90	34,039,155	$15.63

The number of exercisable shares was 34.0 million at February 2, 2008, 35.2 million at February 3, 2007 and 36.8 million at January 28, 2006.

For options granted prior to May 1, 2005, the fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model. For stock options granted on or after May 1, 2005, the fair value of each award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, in addition, the binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

NOTE H Employee Benefit Plans (Continued)

The fair value of options granted in each year was estimated at the date of grant using the following weighted average assumptions:

	2007	2006	2005
Risk free interest rate	4.7%	5.0%	3.8%
Expected dividend yield	0.9%	0.8%	0.8%
Expected stock volatility	29%	31%	33%
Expected life of options	5.3 years	5.1 years	5.0 years

The expected stock volatility factor was calculated using an average of historical and implied volatility measures to reflect the different periods in the Company's history that would impact the value of the stock options granted to employees. The fair value of stock options is expensed over the applicable vesting period using the straight line method.

Restricted Stock and Restricted Stock Units ("Restricted Shares")

In 2003, the Company began granting Restricted Shares in lieu of special grants of stock options. All shares underlying awards of Restricted Shares are restricted in that they are not transferable (i.e., they may not be sold) until they vest. Subject to limited exceptions, if the employees who received the Restricted Shares leave Staples prior to the vesting date for any reason, the Restricted Shares will be forfeited and returned to Staples. The following table summarizes the Company's grants of Restricted Shares in fiscal 2007:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at February 4, 2007	5,335,665	$24.32
Granted	6,261,768	24.64
Released	(501,874)	22.49
Canceled	(1,238,290)	24.39
Outstanding at February 2, 2008	9,857,269	$24.61

Prior to fiscal year 2006, Staples issued performance accelerated restricted stock ("PARS") to employees of Staples. The shares were restricted in that they were not transferable (i.e., they may not be sold) by the employee until they vested, generally after the end of five years. Such vesting date was subject to acceleration if Staples achieved certain compound annual earnings per share growth over a certain number of interim years. No PARS were outstanding as of February 2, 2008. PARS issued in fiscal year 2005 had a weighted-average fair market value of $21.72 and vested in March 2007 as a result of Staples achieving its earnings per share growth target for the fiscal year ended February 3, 2007.

Performance Shares

In fiscal 2006, the Company began issuing performance shares. Performance shares are restricted stock awards that vest only if the Company meets minimum performance targets. For the 2006 and 2007 performance share awards, the performance targets have been established based on cumulative returns on net assets over a three year period. If, at the end of each three year period, the Company's performance falls between minimum and maximum targets, then a percentage of the performance shares, from 90% up to 200% will vest. If the Company does not achieve the minimum performance target, none of the performance share awards will vest.

The fair value of performance shares is based upon the market price of the underlying common stock as of the date of grant. As of February 2, 2008, Staples had 818,659 performance shares that were issued during fiscal years 2007 and 2006. The shares have a weighted-average fair market value of $24.63.

NOTE H Employee Benefit Plans (Continued)

Employees' 401(k) Savings Plan

Staples' Employees' 401(k) Savings Plan (the "401(k) Plan") is available to all United States based employees of Staples who meet minimum age and length of service requirements. Company contributions are based upon a matching formula applied to employee contributions that are made in the form of Company common stock and vest ratably over a five year period. The Supplemental Executive Retirement Plan (the "SERP Plan"), which is similar in many respects to the 401(k) Plan, is available to certain Company executives and other highly compensated employees, whose contributions to the 401(k) Plan are limited, and allows such individuals to supplement their contributions to the 401(k) Plan by making pre-tax contributions to the SERP Plan. Company contributions to the SERP Plan are based on a similar matching formula and vesting period; however, beginning in October 2004, such contributions were made in cash rather than in Company common stock.

At February 2, 2008, 52.4 million shares of common stock were reserved for issuance under Staples' 2004 Plan, 401(k) Plan and employee stock purchase plans.

NOTE I Stockholders' Equity

In fiscal 2007, the Company repurchased 31.6 million shares of the Company's common stock for a total purchase price (including commissions) of $750.0 million under the Company's 2005 and 2007 share repurchase programs. The 2007 share repurchase program replaced the 2005 $1.5 billion share repurchase program (the "2005 Share Repurchase Program") and went into effect during the second quarter of 2007. The 2007 share repurchase program allows for the repurchase of $1.5 billion of Staples common stock and has no expiration date. In 2006, the Company repurchased 30.3 million shares of the Company's common stock for a total purchase price (including commissions) of $749.9 million. In 2005, the Company repurchased 30.1 million shares of the Company's common stock for a total purchase price (including commissions) of $649.6 million.

NOTE J Computation of Earnings per Common Share

Earnings per share has been presented below for Staples common stock for fiscal years 2007, 2006 and 2005 (amounts in thousands, except per share data):

	2007	2006	2005
Numerator:			
Net income	$995,670	$973,677	$784,117
Denominator:			
Weighted-average common shares outstanding	704,828	720,528	731,622
Effect of dilutive securities:			
Employee stock options and restricted shares	15,374	19,150	18,794
Weighted-average shares assuming dilution	720,202	739,678	750,416
Basic earnings per common share	$ 1.41	$ 1.35	$ 1.07
Diluted earnings per common share	$ 1.38	$ 1.32	$ 1.04

Options to purchase shares of common stock are excluded from the calculation of diluted earnings per share when their inclusion would have an anti-dilutive effect on the calculation. Options to purchase 9.8 million shares, 0.1 million shares and 0.2 million shares of Staples common stock were excluded from the calculation of diluted earnings per share for fiscal 2007, 2006 and 2005, respectively.

NOTE K Segment Reporting

Staples has three reportable segments: North American Retail, North American Delivery and International Operations. Staples' North American Retail segment consists of the U.S and Canadian business units that operate office

NOTE K Segment Reporting (Continued)

supply stores. The North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to customers, and includes Staples Business Delivery, Quill and Contract. The International Operations segment consists of operating units that operate office supply stores and that sell and deliver office products and services directly to customers in 20 countries in Europe, Asia and South America.

Staples evaluates performance and allocates resources based on profit or loss from operations before stock-based compensation, interest and income taxes, the impact of changes in accounting principles and non-recurring items ("business unit income"). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note A. Intersegment sales and transfers are recorded at Staples' cost; therefore, there is no intercompany profit or loss recognized on these transactions.

Staples' North American Retail and North American Delivery segments are managed separately because the way they market products is different, the classes of customers they service may be different, and the distribution methods used to deliver products to customers is different. The International Operations are considered a separate reportable segment because of the significant difference in the operating environment from the North American operations.

The following is a summary of significant accounts and balances by reportable segment for fiscal years 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Sales:			
North American Retail	$10,020,941	$ 9,893,107	$ 9,015,851
North American Delivery	6,614,202	5,908,872	4,967,323
International Operations	2,737,539	2,358,810	2,095,678
Total segment sales	$19,372,682	$18,160,789	$16,078,852
Business Unit Income:			
North American Retail	$ 949,038	$ 957,386	$ 842,995
North American Delivery	712,558	623,908	507,276
International Operations	97,996	50,511	13,616
Business unit income	1,759,592	1,631,805	1,363,887
Stock-based compensation	(173,343)	(157,907)	(129,806)
Total segment income	$ 1,586,249	$ 1,473,898	$ 1,234,081
Depreciation & Amortization:			
North American Retail	$ 248,329	$ 210,698	$ 192,112
North American Delivery	83,996	74,027	60,103
International Operations	56,570	54,574	51,685
Consolidated	$ 388,895	$ 339,299	$ 303,900
Capital Expenditures:			
North American Retail	$ 274,054	$ 319,793	$ 284,173
North American Delivery	106,962	141,957	87,992
International Operations	89,361	66,725	83,938
Consolidated	$ 470,377	$ 528,475	$ 456,103

NOTE K Segment Reporting (Continued)

The following is a reconciliation of total segment income to income before income taxes and minority interest for fiscal years 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Total segment income	$1,586,249	$1,473,898	$1,234,081
Other income	6,233	8,259	1,218
Impact of correction of prior years' stock-based compensation	—	(10,829)	—
Impact of wage and hour settlement	(38,000)	—	—
Income before income taxes and minority interest	$1,554,482	$1,471,328	$1,235,299

	February 2, 2008	February 3, 2007	January 28, 2006
Assets:			
North American Retail	$3,554,465	$3,693,771	$3,472,130
North American Delivery	2,521,384	2,191,130	2,042,065
International Operations	2,973,099	2,510,596	2,238,833
Total	9,048,948	8,395,497	7,753,028
Elimination of net intercompany receivables	(12,604)	1,768	(20,308)
Total consolidated assets	$9,036,344	$8,397,265	$7,732,720

Geographic Information:

	2007	2006	2005
Sales:			
United States	$14,160,733	$13,514,677	$11,967,718
Canada	2,474,410	2,287,302	2,015,456
International	2,737,539	2,358,810	2,095,678
Consolidated	$19,372,682	$18,160,789	$16,078,852

	February 2, 2008	February 3, 2007	January 28, 2006
Long-lived Assets:			
United States	$2,002,548	$1,857,093	$1,667,475
Canada	311,723	271,660	275,672
International	1,874,505	1,566,443	1,469,279
Consolidated	$4,188,776	$3,695,196	$3,412,426

NOTE L Guarantor Subsidiaries

Under the terms of the Company's Notes and its Amended and Restated Revolving Credit Agreement, certain subsidiaries guarantee repayment of the debt. The Notes are fully and unconditionally guaranteed on an unsecured, joint and several basis by Staples the Office Superstore, LLC, Staples the Office Superstore East, Inc., Staples Contract & Commercial, Inc., and Staples the Office Superstore, Limited Partnership, all of which are wholly owned subsidiaries of Staples (the "Guarantor Subsidiaries"). The term of guarantees is equivalent to the term of the related debt. The following condensed consolidating financial data is presented for the holders of the Notes and illustrates the composition of Staples, Inc. (the "Parent Company"), Guarantor Subsidiaries, and non-guarantor subsidiaries as of February 2, 2008 and February 3, 2007 and for the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006. The non-guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of Staples.

NOTE L Guarantor Subsidiaries (Continued)

Investments in subsidiaries are accounted for by the Parent Company on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are, therefore, reflected in the Parent Company's investment accounts and earnings. The principal elimination entries eliminate the Parent Company's investment in subsidiaries and intercompany balances and transactions.

Condensed Consolidating Balance Sheet
As of February 2, 2008
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$ 638,543	$ 42,612	$ 564,293	$ —	$1,245,448
Short-term investments	27,016	—	—	—	27,016
Merchandise inventories	—	1,271,978	781,185	—	2,053,163
Other current assets	38,343	632,238	559,174	—	1,229,755
Total current assets	703,902	1,946,828	1,904,652	—	4,555,382
Net property, equipment and other assets	354,949	1,326,736	1,034,349	—	2,716,034
Goodwill, net of amortization	296,511	154,527	1,313,890	—	1,764,928
Investment in affiliates and intercompany, net	(1,055,173)	3,069,532	3,070,975	(5,085,334)	—
Total assets	$ 300,189	$6,497,623	$7,323,866	$(5,085,334)	$9,036,344
Total current liabilities	$ 340,421	$1,150,712	$1,118,765	$ —	$2,609,898
Total long-term liabilities	128,300	472,554	97,358	—	698,212
Minority interest	—	—	10,227	—	10,227
Total stockholders' equity	(168,532)	4,874,357	6,097,516	(5,085,334)	5,718,007
Total liabilities and stockholders' equity	$ 300,189	$6,497,623	$7,323,866	$(5,085,334)	$9,036,344

Condensed Consolidating Balance Sheet
As of February 3, 2007
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$ 476,549	$ 49,687	$ 491,435	$ —	$1,017,671
Short-term investments	457,759	—	—	—	457,759
Merchandise inventories	—	1,203,498	716,216	—	1,919,714
Other current assets	122,172	457,068	456,979	—	1,036,219
Total current assets	1,056,480	1,710,253	1,664,630	—	4,431,363
Net property, equipment and other assets	460,678	1,156,073	894,038	—	2,510,789
Goodwill, net of amortization	175,625	110,140	1,169,348	—	1,455,113
Investment in affiliates and intercompany, net	(892,119)	3,067,979	2,822,520	(4,998,380)	—
Total assets	$ 800,664	$6,044,445	$6,550,536	$(4,998,380)	$8,397,265
Total current liabilities	$ 416,459	$1,378,130	$ 993,794	$ —	$2,788,383
Total long-term liabilities	34,412	416,607	127,089	—	578,108
Minority interest	—	—	9,109	—	9,109
Total stockholders' equity	349,793	4,249,708	5,420,544	(4,998,380)	5,021,665
Total liabilities and stockholders' equity	$ 800,664	$6,044,445	$6,550,536	$(4,998,380)	$8,397,265

NOTE L Guarantor Subsidiaries (Continued)

Condensed Consolidating Statement of Income
For the year ended February 2, 2008
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Sales	$ —	$12,661,177	$6,711,505	$19,372,682
Cost of goods sold and occupancy costs	10,573	9,203,539	4,607,899	13,822,011
Gross profit (loss)	(10,573)	3,457,638	2,103,606	5,550,671
Operating and other expenses	(24,894)	2,581,068	1,440,015	3.996,189
Income before income taxes and minority interest	14,321	876,570	663,591	1,554,482
Income tax expense	—	360,893	198,721	559,614
Income before minority interest	14,321	515,677	464,870	994,868
Minority interest	—	—	(802)	(802)
Net income	$ 14,321	$ 515,677	$ 465,672	$ 995,670

Condensed Consolidating Statement of Income
For the year ended February 3, 2007
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Sales	$ —	$12,069,327	$ 6,091,462	$18,160,789
Cost of goods sold and occupancy costs	8,459	8,665,100	4,293,229	12,966,788
Gross profit (loss)	(8,459)	3,404,227	1,798,233	5,194,001
Operating and other expenses	344,519	2,283,044	1,095,110	3,722,673
Income (loss) before income taxes and minority interest	(352,978)	1,121,183	703,123	1,471,328
Income tax expense	—	259,428	238,544	497,972
Income (loss) before minority interest	(352,978)	861,755	464,579	973,356
Minority interest	—	—	(321)	(321)
Net income (loss)	$(352,978)	$ 861,755	$ 464,900	$ 973,677

Condensed Consolidating Statement of Income
For the year ended January 28, 2006
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Sales	$ —	$10,649,559	$5,429,293	$16,078,852
Cost of goods sold and occupancy costs	3,957	7,646,490	3,845,787	11,496,234
Gross profit (loss)	(3,957)	3,003,069	1,583,506	4,582,618
Operating and other expenses	76,844	1,983,815	1,286,660	3,347,319
Income (loss) before income taxes and minority interest	(80,801)	1,019,254	296,846	1,235,299
Income tax expense	—	337,635	113,249	450,884
Income (loss) before minority interest	(80,801)	681,619	183,597	784,415
Minority interest	—	—	298	298
Net income (loss)	$(80,801)	$ 681,619	$ 183,299	$ 784,117

NOTE L Guarantor Subsidiaries (Continued)

Condensed Consolidating Statement of Cash Flows
For the year ended February 2, 2008
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 794,537	$ 315,338	$ 251,141	$ 1,361,016
Investing activities:				
Acquisition of property, equipment and lease rights	(79,192)	(257,154)	(134,031)	(470,377)
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	(82,202)	(95,875)	(178,077)
Purchase of short-term investments	(4,148,716)	—	—	(4,148,716)
Proceeds from the sale of short-term investments	4,579,460	—	—	4,579,460
Cash provided by (used in) investing activities	351,552	(339,356)	(229,906)	(217,710)
Financing activities:				
Payments on borrowings	(206,515)	—	—	(206,515)
Purchase of treasury stock, net	(760,977)			(760,977)
Excess tax benefits from stock-based compensation arrangements	649	16,943	965	18,557
Cash dividends paid	(207,552)	—	—	(207,552)
Other	190,300	—	—	190,300
Cash (used in) provided by financing activities	(984,095)	16,943	965	(966,187)
Effect of exchange rate changes on cash	—	—	50,658	50,658
Net increase (decrease) in cash	161,994	(7,075)	72,858	227,777
Cash and cash equivalents at beginning of period	476,549	49,687	491,435	1,017,671
Cash and cash equivalents at end of period	$ 638,543	$ 42,612	$ 564,293	$ 1,245,448

NOTE L Guarantor Subsidiaries (Continued)

Condensed Consolidating Statement of Cash Flows
For the year ended February 3, 2007
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 663,676	$ 387,110	$100,215	$ 1,151,001
Investing activities:				
Acquisition of property, equipment and lease rights	(72,465)	(387,127)	(68,883)	(528,475)
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	(29,654)	(2,096)	(31,750)
Purchase of short-term investments	(8,223,063)	—	—	(8,223,063)
Proceeds from the sale of short-term investments	8,358,384	—	—	8,358,384
Cash provided by (used in) investing activities	62,856	(416,781)	(70,979)	(424,904)
Financing activities:				
Payments on borrowings	(5,191)	—	—	(5,191)
Purchase of treasury stock, net	(775,822)			(775,822)
Excess tax benefits from stock-based compensation arrangements	2,958	29,968	3,143	36,069
Cash dividends paid	(160,883)	—	—	(160,883)
Other	209,251	—	—	209,251
Cash (used in) provided by financing activities	(729,687)	29,968	3,143	(696,576)
Effect of exchange rate changes on cash	—	—	10,328	10,328
Net (decrease) increase in cash	(3,155)	297	42,707	39,849
Cash and cash equivalents at beginning of period	479,704	49,390	448,728	977,822
Cash and cash equivalents at end of period	$ 476,549	$ 49,687	$491,435	$ 1,017,671

NOTE L Guarantor Subsidiaries (Continued)

Consolidating Statement of Cash Flows
For the year ended January 28, 2006
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 800,962	$ 227,372	$ 170,287	$ 1,198,621
Investing activities:				
Acquisition of property, equipment and lease rights	(95,311)	(212,254)	(148,538)	(456,103)
Acquisition of businesses and investment in joint ventures, net of cash acquired	(16,636)	(40,560)	—	(57,196)
Purchase of short-term investments	(8,218,049)	—	—	(8,218,049)
Proceeds from the sale of short-term investments	8,097,199	—	—	8,097,199
Cash used in investing activities	(232,797)	(252,814)	(148,538)	(634,149)
Financing activities:				
Payments on borrowings	(16,735)	—	—	(16,735)
Purchase of treasury stock, net	(663,145)	—	—	(663,145)
Excess tax benefits from stock-based compensation arrangements	3,014	30,532	3,202	36,748
Cash dividends paid	(123,402)	—	—	(123,402)
Other	182,532	—	—	182,532
Cash (used in) provided by financing activities	(617,736)	30,532	3,202	(584,002)
Effect of exchange rate changes on cash	—	—	42	42
Net (decrease) increase in cash	(49,571)	5,090	24,993	(19,488)
Cash and cash equivalents at beginning of period	529,275	44,300	423,735	997,310
Cash and cash equivalents at end of period	$ 479,704	$ 49,390	$ 448,728	$ 977,822

NOTE M Quarterly Summary (Unaudited)

	(In thousands, except per share amounts)			
	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter
Fiscal Year Ended February 2, 2008				
Sales	$4,589,465	$4,290,424	$5,168,351	$5,324,442
Gross profit	1,284,939	1,210,367	1,505,674	1,549,691
Net income	209,143	178,828	274,518	333,181
Basic earnings per common share	$ 0.29	$ 0.25	$ 0.39	$ 0.48
Diluted earnings per share	$ 0.29	$ 0.25	$ 0.38	$ 0.47

NOTE M Quarterly Summary (Unaudited) (Continued)

	First Quarter	Second Quarter	Third Quarter(2)	Fourth Quarter(3)
Fiscal Year Ended February 3, 2007				
Sales	$4,237,646	$3,880,674	$4,756,550	$5,285,919
Gross profit	1,188,997	1,096,604	1,362,458	1,545,942
Net income	186,074	161,177	289,928	336,498
Basic earnings per common share	$ 0.26	$ 0.22	$ 0.40	$ 0.47
Diluted earnings per share	$ 0.25	$ 0.22	$ 0.39	$ 0.46

(1) Results of operations for this period include a $24.3 million charge, net of taxes ($0.04 per diluted share) related to the settlement of California wage and hour class action litigation.

(2) Results of operations for this period include a $33.3 million ($0.05 per diluted share) reduction in income taxes related to the favorable resolution of certain foreign and domestic tax matters and an $8.6 million charge, net of taxes ($0.01 per diluted share) to correct the measurement dates used to calculate prior years' stock-based compensation (see Note H).

(3) Fiscal year 2006 includes 53 weeks in accordance with the Company's 52 week, 53 week retail calendar; accordingly, the fourth quarter includes 14 weeks.

NOTE N Subsequent Event (Unaudited)

On February 19, 2008, the Company announced that it had made a proposal to Corporate Express NV (NYSE: CXP), a Dutch office products distributor with operations in North America, Europe, Australia and New Zealand, to acquire all of the outstanding shares of its ordinary stock for a cash consideration of 7.25 Euros per share, representing a total enterprise value of approximately 2.5 billion Euros (approximately $3.7 billion). To finance a portion of this proposed acquisition, the Company entered into a bridge loan commitment letter with Lehman Brothers on customary terms and conditions. The Company may only borrow amounts pursuant to this committed financing in connection with the proposed acquisition of Corporate Express NV. The Company believes that this committed financing together with the Company's cash and available credit under its revolving credit facility will be sufficient to finance the acquisition. Corporate Express, in a public statement issued the same day, rejected the Company's proposal.

Item 15(a)2

Staples, Inc.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Accounts Receivable Allowance for Doubtful Accounts

Valuation and qualifying account information related to operations is as follows (in thousands):

	Balance at Beginning of Period	Additions Charged to Expense	Additions from Acquisition	Deductions— Write-offs, Payments and Other Adjustments	Balance at End of Period
Fiscal year ended:					
January 28, 2006	$16,513	$13,732	$185	$14,078	$16,352
February 3, 2007	16,352	15,106	153	12,793	18,818
February 2, 2008	18,818	21,174	342	17,831	22,503

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
3.1 ^	— Second Restated Certificate of Incorporation of the Company. Filed as Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended February 1, 2003.
3.2 ^	— Amended and Restated By-laws of the Company, as amended. Filed as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended August 4, 2007.
4.1 ^	— Indenture, dated September 30, 2002, for the 7.375% Senior Notes due 2012, by and among the Company, the Guarantor Subsidiaries and HSBC Bank USA. Filed as Exhibit 4.1 to the Company's Form 8-K filed on October 8, 2002.
4.2 ^	— First Supplemental Indenture (7.375% Senior Notes), entered into as of February 1, 2004, to Indenture, dated as of September 30, 2002, by and among the Company, the Subsidiary Guarantors, the Initial Subsidiary Guarantors and HSBC Bank USA. Filed as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended May 1, 2004.
10.1 ^	— Amended and Restated Revolving Credit Agreement, dated as of October 13, 2006, by and among the Company, the lenders named therein, Bank of America, N.A., as Administrative Agent, Citibank N.A., as Syndication Agent, and HSBC Bank USA, National Association, JPMorgan Chase Bank, N.A., and Wachovia Bank, National Association, as Co-Documentation Agents, with Banc of America Securities LLC having acted as sole Lead Arranger and sole Book Manager. Filed as Exhibit 10.1 to the Company's Form 8-K filed on October 19, 2006.
10.2 *^	— Employment Agreement, dated as of February 3, 2002, by and between the Company and Thomas G. Stemberg. Filed as Exhibit 10.7 to the Company's Form 10-K for the fiscal year ended February 1, 2003.
10.3 *^	— First Amendment to Employment Agreement, dated January 26, 2004, by and between the Company and Thomas G. Stemberg. Filed as Exhibit 10.8 to the Company's Form 10-K for the fiscal year ended January 31, 2004.
10.4 *^	— Offer Letter, dated July 30, 2003, by and between the Company and Michael A. Miles. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 1, 2003.
10.5 *^	— Second Amended and Restated Severance Benefits Agreement, dated March 10, 2006, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended April 29, 2006.
10.6 *^	— Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and John J. Mahoney. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended April 29, 2006.
10.7 *^	— Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and Michael A. Miles. Filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended April 29, 2006.
10.8 *^	— Form of Severance Benefits Agreement signed by executive officers of the Company. Filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended April 29, 2006.
10.9 *^	— Form of Non-Compete and Non-Solicitation Agreement signed by executive officers of the Company. Filed as Exhibit 10.6 to the Company's Form 10-K for the fiscal year ended January 29, 2000.
10.10*^	— Form of Proprietary and Confidential Information Agreement signed by executive officers of the Company. Filed as Exhibit 10.30 to the Company's Form 10-K for the fiscal year ended January 29, 2005.
10.11*^	— Executive Officer Incentive Plan. Filed as Exhibit 10.4 to the Company's Form 10-K for the fiscal year ended February 1, 2003.
10.12*^	— Non-Management Director Compensation Summary. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended October 29, 2005.
10.13*+	— Amended and Restated 2004 Stock Incentive Plan, as amended.
10.14*+	— Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2004 Stock Incentive Plan.
10.15*+	— Form of Executive Restricted Stock Award Agreement under the Amended and Restated 2004 Stock Incentive Plan.
10.16*+	— Form of Performance Share Award Agreement.

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
10.17*^	— Form of Non-Employee Director Stock Option Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.19 to the Company's Form 10-K for the fiscal year ended February 3, 2007.
10.18*^	— Form of Non-Employee Director Restricted Stock Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 2, 2007.
10.19*^**	— Performance Share Award Agreement dated March 8, 2007 by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.6 to the Company's Form 10-Q for the quarter ended May 5, 2007.
10.20*^	— Restricted Stock Award Agreement dated March 8, 2007 by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.7 to the Company's Form 10-Q for the quarter ended May 5, 2007.
10.21*+	— Amended and Restated 1992 Equity Incentive Plan, as amended.
10.22*+	— Amended and Restated 1990 Director Stock Option Plan, as amended.
10.23*^	— 1997 United Kingdom Company Share Option Scheme. Filed as Exhibit 10.3 to the Company's Form 10-K for the fiscal year ended January 31, 1998.
10.24*^	— 1997 UK Savings Related Share Option Scheme. Filed as Exhibit 10.5 to the Company's Form 10-K for the fiscal year ended February 1, 2003.
10.25*+	— Amended and Restated 1998 Employee Stock Purchase Plan, as amended.
10.26*+	— Amended and Restated International Employee Stock Purchase Plan, as amended.
10.27*^	— Long Term Care Insurance Plan Summary. Filed as Exhibit 10.23 to the Company's Form 10-K for the fiscal year ended January 29, 2005.
10.28*^	— Survivor Benefit Plan. Filed as Exhibit 10.24 to the Company's Form 10-K for the fiscal year ended January 29, 2005.
10.29*^	— Executive Life Insurance Program Summary. Filed as Exhibit 10.25 to the Company's Form 10-K for the fiscal year ended January 29, 2005.
10.30*+	— Amended and Restated Supplemental Executive Retirement Plan.
10.31*^	— Policy on Personal Use of Corporate Aircraft. Filed as Exhibit 10.28 to the Company's Form 10-K for the fiscal year ended January 29, 2005.
10.32*^	— Senior Executive Long Term Disability Supplemental Coverage Reimbursement Policy. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended July 30, 2005.
10.33*^	— Tax Services Reimbursement Program. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended April 30, 2005.
14.1 ^	— Code of Ethics. Filed as Exhibit 14.1 to the Company's Form 10-K for the fiscal year ended February 3, 2007.
21.1 +	— Subsidiaries of the Company.
23.1 +	— Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1 +	— Principal Executive Officer—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 +	— Principal Financial Officer—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 ++	— Principal Executive Officer—Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 ++	— Principal Financial Officer—Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* A management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report pursuant to Item 15(b) of Form 10-K.

** Portions of the exhibit have been omitted pursuant to a grant of confidential treatment.

^ An exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference. Unless otherwise indicated, such exhibit was filed under Commission File Number 0-17586.

\+ Filed herewith.

++ Furnished herewith.

BOARD OF DIRECTORS

Basil L. Anderson *
Retired Vice Chairman,
Staples, Inc.

Arthur M. Blank ^ ◆
Owner and Chief Executive Officer, Atlanta Falcons, and Lead Director, Staples, Inc.

Mary Elizabeth Burton ^
Former Chief Executive Officer, Zale Corporation

Justin King •
Chief Executive Officer,
J Sainsbury plc

Carol Meyrowitz ^
President and Chief Executive Officer, The TJX Companies, Inc.

Rowland T. Moriarty ◆ * ■
Chairman of the Board,
CRA International, Inc.

Robert C. Nakasone ◆ ■
Chief Executive Officer,
NAK Enterprises, L.L.C.

Ronald L. Sargent ◆
Chairman and Chief Executive Officer, Staples, Inc.

Robert E. Sulentic •
Group President,
CB Richard Ellis Group, Inc.

Martin Trust ^
Owner and Chief Executive Officer, Samtex (USA), Inc.

Vijay Vishwanath ■
Partner,
Bain & Company

Paul F. Walsh • *
Former Chairman and Chief Executive Officer, eFunds Corporation

Board Committee Legend

- • Audit
- ^ Compensation
- ◆ Executive
- * Finance
- ■ Nominating and Corporate Governance

MANAGEMENT TEAM

Jay G. Baitler
Executive Vice President, Contract

John K. Barton
Executive Vice President, Real Estate

Santiago Bilinkis
Founder and CEO, OfficeNet

John F. Burke
Senior Vice President, Business Services

Kristin A. Campbell
Senior Vice President, General Counsel and Corporate Secretary

David G. D'Angelo
Senior Vice President, Staples Brands Group

Michael DeSanto, Jr.
Senior Vice President, Sales and Operations

Joseph G. Doody
President, North American Delivery

Jevin S. Eagle
Executive Vice President, Merchandising

Shira D. Goodman
Executive Vice President, Marketing

Thomas W. Heisroth
Senior Vice President, Staples National Advantage

Nicholas P. Hotchkin
Senior Vice President, Finance and Treasurer

Peter J. Howard
Senior Vice President, Staples Business Delivery

Susan S. Hoyt
Executive Vice President, Human Resources

Weiguo Jin
Founder and Chairman, Staples China

Petter M. Knutrud
Senior Vice President, General Merchandising Manager, Supplies

Christine T. Komola
Senior Vice President, Corporate Controller

Donald E. LeBlanc
Senior Vice President, Customer Marketing

Andrew B. Lewis
Senior Vice President, Sales and Operations, Midwest

Brian T. Light
Executive Vice President, Chief Information Officer

Steven A. Liotta
Senior Vice President, Sales and Operations, Northeast

John M. Lynch
Senior Vice President, Engineering, Construction, Facilities and Support Services

John J. Mahoney
Vice Chairman and Chief Financial Officer

Steven F. Mastrogiacomo
Senior Vice President, Merchandise Planning and Inventory Management

Steven E. Matyas
President, Staples Business Depot – Canada

Carole E. McFarland
Senior Vice President, Advertising

Mark Mettler
Senior Vice President, General Merchandising Manager, Consumer Technology and Seasonal Supplies

Michael A. Miles, Jr.
President and Chief Operating Officer

Lawrence J. Morse
President, Quill

Richard A. Neff
Senior Vice President, Sales and Operations, West

Otis C. Pannell
Senior Vice President, Sales and Operations, Mid-Atlantic and Southeast

Demos Parneros
President, U.S. Retail

Donald F. Ralph
Senior Vice President, Logistics

Neil E. Ringel
Senior Vice President, Staples Business Advantage

Donna S. Rosenberg
Senior Vice President, Corporate Pricing

Ronald L. Sargent
Chairman and Chief Executive Officer

Peter J. Scala
Senior Vice President, General Merchandising Manager, Technology

Bernard I. Schachter
Senior Vice President, Real Estate

Patrick M. Seghin
President, Staples European Catalog

Theo van Brandenburg
President, Staples European Retail

Corporate Information

Corporate Offices

Staples, Inc.
500 Staples Drive
Framingham, MA 01702
Telephone: 508-253-5000
Internet address: www.staples.com

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the Transfer Agent and Registrar for Staples, Inc. common stock and maintains stockholder accounting records. Please contact the Transfer Agent directly concerning changes in address, name or ownership, lost certificates, and consolidation of multiple accounts. When corresponding with the Transfer Agent, stockholders should reference the exact name(s) in which the Staples stock is registered as well as the certificate number.

BNY Mellon Shareowner Services

480 Washington Boulevard
Jersey City, NJ 07310
Telephone: 888-875-9002 or 201-329-8660
For Hearing Impaired: 800-231-5469
Internet address: www.bnymellon.com/shareowner/isd

Financial Information

To request financial documents such as this Annual Report, which contains Staples' Form 10-K for the fiscal year ended February 2, 2008, as filed with the Securities and Exchange Commission, please visit Staples' Web site, www.staples.com, call our toll-free investor hotline at 800-INV-SPL1 (800-468-7751), or send a written request to the attention of Investor Relations at Staples' corporate address.

Investor Relations

Investor inquiries may be directed to:

Laurel Lefebvre, Vice President, Investor Relations
Telephone: 800-468-7751
Email: investor@staples.com

General Information

Members of the media or others seeking general information about Staples should contact the Corporate Communications Department.

Telephone: 508-253-8530

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Annual Meeting

The Annual Meeting of Stockholders of Staples, Inc. will be held on June 9, 2008, at 3:30 p.m., local time, at The Ritz-Carlton, Denver, 1881 Curtis Street, Denver, CO 80202.

Price Range of Common Stock

Staples, Inc. common stock is traded on the NASDAQ Global Select Market under the symbol "SPLS."

As of February 2, 2008, the number of holders of record of Staples, Inc. common stock was 6,767.

The following table sets forth, for the periods indicated, the high and low sale prices per share of Staples, Inc. common stock on the NASDAQ Global Select Market, as reported by NASDAQ.

Fiscal Year Ended February 2, 2008

First Quarter:	High:	$27.66	Low:	$24.41
Second Quarter:	High:	$26.00	Low:	$22.81
Third Quarter:	High:	$24.28	Low:	$21.04
Fourth Quarter:	High:	$24.85	Low:	$19.69

Fiscal Year Ended February 3, 2007

First Quarter:	High:	$26.79	Low:	$22.31
Second Quarter:	High:	$27.71	Low:	$21.57
Third Quarter:	High:	$27.04	Low:	$21.08
Fourth Quarter:	High:	$28.00	Low:	$24.94

Dividend Policy

On March 4, 2008, Staples announced an annual cash dividend of $0.33 per share of outstanding common stock, representing an increase of 14 percent over its 2007 annual cash dividend. The 2008 cash dividend was paid on April 17, 2008, to stockholders of record on March 28, 2008. While it is Staples' intention to pay cash dividends in years following 2008, any decision to pay future cash dividends will be made by Staples' Board of Directors and will depend upon Staples' earnings, financial condition and other factors.

Direct Stock Purchase Plan and Dividend Reinvestment

Purchase of Staples, Inc. common stock can be made through a Direct Stock Purchase Plan administered by BNY Mellon Shareowner Services. Dividends on Staples, Inc. common stock may be automatically invested in additional shares. Contact BNY Mellon Shareowner Services at 888-875-9002 for more information.

Stock Splits:

Record Date	Effective Date	Split
06/26/91	07/10/91	3 for 2
11/29/93	12/13/93	3 for 2
10/14/94	10/28/94	3 for 2
07/14/95	07/24/95	3 for 2
03/15/96	03/25/96	3 for 2
01/20/98	01/30/98	3 for 2
01/18/99	01/28/99	3 for 2
03/29/05	04/15/05	3 for 2

Debt Ratings:

Staples, Inc. long-term corporate debt ratings as of March 1, 2008:

Fitch	BBB+
Moody's	Baa1
Standard & Poors	BBB+

STAPLES

that was easy.

END

Staples, Inc., 500 Staples Drive, Framingham, MA 01702
508-253-5000 | www.staples.com

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